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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-127856

         12,124,000 Shares

Under Armour, Inc.

Class A Common Stock

          This is an initial public offering of shares of Class A common stock of Under Armour, Inc.

          Under Armour, Inc. is offering 9,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,624,000 shares. Under Armour, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Following this offering, Under Armour, Inc. will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock upon the occurrence of certain events. All of the Class B common stock will be beneficially owned by Kevin A. Plank, our founder and Chief Executive Officer. Accordingly, following this offering, Mr. Plank will control common stock representing 83% of the total voting power of our common stock.

          Prior to this offering, there has been no public market for the Class A common stock. The Class A common stock has been approved for quotation on The Nasdaq National Market under the symbol "UARM."

          See "Risk Factors" on page 7 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$13.00	$157,612,000
Underwriting discount	$0.91	$11,032,840
Proceeds, before expenses, to Under Armour, Inc.	$12.09	$114,855,000
Proceeds, before expenses, to the selling stockholders	$12.09	$31,724,160

          To the extent that the underwriters sell more than 12,124,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,818,600 shares of Class A common stock from the selling stockholders at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on November 23, 2005.

Goldman, Sachs & Co.

CIBC World Markets	Wachovia Securities
Piper Jaffray	Thomas Weisel Partners LLC

Prospectus dated November 17, 2005.

UNIVERSAL GUARANTEE OF PERFORMANCE.

PROTECT THIS HOUSE.

BRAND MISSION

TO DELIVER A SUPERIOR PRODUCT AND UNPARALLELED SERVICE.

FOR THE PAST DECADE, WE'VE PROVIDED THE WORLD WITH TECHNICALLY ADVANCED PRODUCTS ENGINEERED WITH OUR EXCLUSIVE FABRIC CONSTRUCTION, SUPREME MOISTURE MANAGEMENT AND PROVEN INNOVATION. EVERY UNDER ARMOUR® PRODUCT IS DOING SOMETHING FOR YOU: IT'S MAKING YOU BETTER. THE LOGO IS OUR GUARANTEE.

UNDER ARMOUR®
PERFORMANCE APPAREL

EVOLUTION OF AN IDEA

It started with a simple plan to make a superior T-shirt. A shirt that provided compression and wicked perspiration off your skin rather than absorb it. A shirt that worked with your body to regulate temperature and enhance performance. From that first T-shirt nearly a decade ago, Under Armour® launched its unique line of microfiber performance gear.

Today, the diverse Under Armour® gear lines are built to face all climates and conditions. The Under Armour® brand on the chest is more than a logo, it's our guarantee: *This shirt is doing something for you. This shirt is making you better.*

METAL

SOURCES OF MARKET AND INDUSTRY DATA

          This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Information regarding the U.S. sports apparel and active sports apparel markets is derived from The NPD Group, Inc.'s 2004 NPD Fashionworld Consumer Estimated data. Information regarding the market for compression style clothing is derived from SportsScanINFO, which is a leading market research firm that provides weekly point-of-sale data for the athletic and sporting goods industry. Except where otherwise noted, statements as to our position relative to our competitors or as to market share refer to the most recent available data.

USE OF TRADEMARKS AND TRADE NAMES

          We have a number of registered marks, including Under Armour®, HeatGear®, ColdGear®, AllSeasonGear®, LooseGear®, TurfGear® and the Under Armour design mark, and we have applied to register our Protect This House™, Duplicity™ and Click- Clack™ trademarks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

          The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

Our Company

          Under Armour is a leading developer, marketer and distributor of branded performance products for men, women and youth. We endeavor to build each and every Under Armour product with superior fabrication and design innovation utilizing a variety of synthetic microfiber fabrications. The broadening consumer demand for our products among professional, collegiate and Olympic teams and athletes, active outdoor enthusiasts, elite tactical professionals and consumers with active lifestyles is evidenced by our rapid net revenues growth from $5.3 million in 2000 to $263.4 million for the 12 months ended September 30, 2005, representing a compound annual growth rate of approximately 127.2%. Our operating income has increased from $0.7 million in 2000 to $32.7 million for the 12 months ended September 30, 2005, representing a compound annual growth rate of approximately 124.1%.

          Our business began in 1995 as an idea of our founder and Chief Executive Officer, Kevin A. Plank, then special teams captain for the University of Maryland football team, when he set out to develop a next generation T-shirt. A year of fabric and product testing resulted in the first Under Armour compression product — a synthetic shirt worn beneath an athlete's uniform or equipment that provided a snug fit, like a second skin, and remained drier and lighter. Since then, our products have evolved and expanded to include a wide variety of shirts, shorts, underwear, outerwear, gloves and other offerings, but our focus has remained the same — to replace basic cotton products with innovative performance products that enable the wearer to feel drier, lighter and more comfortable.

          Our products are merchandised to clearly communicate the condition or uses for which they were designed, including HeatGear to wear when it is hot, ColdGear to wear when it is cold and AllSeasonGear to wear when conditions are between the two. Within each of these different product lines our apparel comes in three fit types: compression (tight fitting), fitted (athletic cut) and loose (relaxed).

          Our two-part marketing and branding strategy begins by selling our products to high profile athletes and teams, most notably in the National Football League, Major League Baseball, the National Hockey League and major collegiate and Olympic sports. We believe that sales to high profile athletes and teams strengthen our brand authenticity and, as a result, build consumer demand.

          Our products can currently be purchased across the United States, Canada, Japan and the United Kingdom in over 8,000 retail stores, up from approximately 500 retail stores in 2000. Sales to retail stores comprised over 90% of our total net revenues for the nine months ended September 30, 2005. We also sell our products directly to athletes and other users through our sports marketing group, to consumers through four retail outlet stores and through our website and toll-free call center.

          We believe that our strengths, which include the following, have enabled us to generate strong financial performance:

  •
  Powerful Brand Identity.    We believe we have positioned our brand to represent a leading choice in performance products for athletes by striving to establish the brand loyalty of professional, collegiate and Olympic athletes and teams and developing formal relationships as official suppliers to high profile teams and leagues.

  •
  Focus on Product Performance.    We focus on creating a full range of performance products in a variety of styles and fits that incorporate advanced fabrications and manufacturing techniques into our products.

  •
  Simple Merchandising Story.    We communicate the technical aspect of our products to consumers by merchandising our products based on climate and use, with consistent color-coding in our advertising, fixturing, point-of-purchase displays and product hangtags.

  •
  Customer Satisfaction.    We believe we have established a reputation for delivering high-quality performance products in a timely manner, in accordance with our retailers' delivery requirements, and supported by a consistent merchandising and marketing message.

  •
  Proven Management Team and Culture Focused on Innovation.    Our founder and Chief Executive Officer, Kevin A. Plank, has fostered a corporate culture based on innovation with the support of our core team of Under Armour brand experts and individuals who possess substantial experience in the apparel and sporting goods industries.

          We intend to continue to increase net revenues and profitability by strengthening our position in the sports apparel market and growing our market. Specific elements of our strategy for continued growth include building our core business, targeting additional consumer segments, broadening product offerings and introducing our performance products globally.

          Our performance products are designed for use in a variety of sports and other activities, and as casual apparel. We also believe that our products will appeal to consumers in a number of other markets, including outdoor recreation, tactical and mountain sports. We focus on marketing and selling our products to consumers, either directly or through stores operated by the retailers who sell our products. We refer to these retailers in this prospectus as our customers and we refer to the end-users of our products as consumers.

Our Corporate History and Principal Office

          We were incorporated in Maryland in 1996 as KP Sports, Inc. In March 2005, we changed our name to Under Armour, Inc. Our principal executive office is located at 1020 Hull Street, Baltimore, Maryland 21230 and our telephone number is (888) 4ARMOUR (427-6687). We maintain a website at www.underarmour.com on which we will post all reports we file with the Securities and Exchange Commission, or the SEC, under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

The Offering

Class A common stock offered by us	9,500,000 shares
Class A common stock offered by the selling stockholders	2,624,000 shares
Common stock to be outstanding after this offering:
Class A	31,176,651 shares
Class B	15,200,000 shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $112.5 million.
We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use $12.0 million of the net proceeds from this offering to redeem our Series A preferred stock, and approximately $25.0 million and $16.3 million to repay amounts outstanding under the term loan portion and the revolving facility portion, respectively, of our senior secured credit facility. We intend to use the remainder of the net proceeds of this offering for general corporate purposes, including capital expenditures and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Credit Facilities."
Voting rights
After the completion of this offering, our common stock will consist of two classes: Class A common stock and Class B common stock. Purchasers in this offering will acquire Class A common stock. Class A and Class B common stock are identical in all respects, except with respect to voting and conversion rights. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 10 votes per share, on all matters to be voted on by our common stockholders. Shares of Class A and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders.

All of the Class B common stock will be beneficially owned by Kevin A. Plank, our founder and Chief Executive Officer. Immediately following the closing of this offering, Mr. Plank will beneficially own shares of Class B common stock representing 83.0% of the combined voting power of our outstanding common stock. As a result, Mr. Plank will be able to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors, amendments to our charter and mergers or other business combinations.

Class B common stock conversion rights
Shares of Class B common stock may only be held by Mr. Plank, non-profit or other corporations or partnerships controlled by him or his wife or trusts organized for the benefit of him or his wife or children or for charitable purposes if he or his wife controls the trust. We refer in this prospectus to each such entity as a "Kevin A. Plank family entity." Shares of Class B common stock that are transferred to a holder other than a Kevin A. Plank family entity will automatically convert into a like number of shares of Class A common stock. In addition, all of the Class B common stock will convert into Class A common stock on a one-for-one basis on the date upon which the number of shares of Class A common stock and Class B common stock beneficially owned by Mr. Plank and any Kevin A. Plank family entities, in the aggregate, represents less than 15.0% of the total number of shares of Class A and Class B common stock outstanding. See "Description of Capital Stock — Common Stock."
Nasdaq symbol	UARM
Risk Factors	See "Risk Factors" beginning on page 7 and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our Class A common stock.

          The number of shares of common stock that will be outstanding after this offering in the table above excludes:

  •
  4,265,624 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.39 per share, of which 971,834 were vested as of November 17, 2005; and

  •
  2,783,000 additional shares of Class A common stock reserved for issuance under our 2005 Omnibus Long-Term Incentive Plan.

          Except as otherwise noted, all information in this prospectus:

  •
  assumes that the underwriters do not exercise their option to purchase up to 1,818,600 additional shares of Class A common stock from certain selling stockholders; and

  •
  gives effect to (i) a charter amendment that provides for the authorization of the issuance of up to 100,000,000 shares of Class A common stock and 16,200,000 shares of Class B common stock, (ii) a 3-for-1 stock split of Class A common stock in the form of a stock dividend, which occurred on May 3, 2005, (iii) a share exchange by Kevin A. Plank and two Kevin A. Plank family entities of their shares of Class A common stock for shares of Class B common stock on a one-for-one basis, (iv) the grant of 100 restricted shares of Class A common stock (approximately 40,000 shares in the aggregate) on consummation of this offering to each of our full-time employees continuously employed by us since April 30, 2005, (v) in October 2005, the issuance of 22,666 shares of Class A common stock upon the exercise of stock options by two of our employees and (vi) in November 2005, the grant of 3,000 restricted shares of Class A common stock to one of our directors and the grant of 217,000 options to purchase our Class A common stock on the pricing of this offering to 26 of our employees and three non-employees.

Summary Consolidated Financial Data

          You should read the data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus. We derived the summary financial data for each of the three years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We derived the summary financial data for the year ended December 31, 2001 from our audited consolidated financial statements and the related notes not included in this prospectus. We derived the summary financial data as of and for the year ended December 31, 2000 from our unaudited financial statements and the related notes not included in this prospectus. The summary statements of income data for the nine months ended September 30, 2004 and 2005 and the summary balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position for those periods and as of those dates. The summary unaudited consolidated financial data for the nine months ended September 30, 2005 are not necessarily indicative of our results for the year ending December 31, 2005 and our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,						Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2004	2005	2005
	(unaudited)					Pro Forma(1)	(unaudited)		Pro Forma(1)
						(unaudited)			(unaudited)
In thousands, except per share amounts
Statements of Income data:
Net revenues	$5,347	$19,732	$49,550	$115,419	$205,181	$205,181	$135,536	$193,750	$193,750
Cost of goods sold	3,027	9,348	26,329	64,757	109,748	109,748	73,920	100,396	100,396

Gross profit	2,320	10,384	23,221	50,662	95,433	95,433	61,616	93,354	93,354
Selling, general and administrative expenses	1,612	7,035	18,908	40,709	70,053	70,053	45,904	70,329	70,329

Income from operations	708	3,349	4,313	9,953	25,380	25,380	15,712	23,025	23,025
Interest expense, net	97	305	894	2,214	1,284	346	750	2,124	387

Income before income taxes	611	3,044	3,419	7,739	24,096	25,034	14,962	20,901	22,638
Provision for income taxes(2)	—	36	653	1,991	7,774	8,133	4,800	8,176	8,855

Net income	611	3,008	2,766	5,748	16,322	16,901	10,162	12,725	13,783

Accretion of and cumulative preferred dividends on Series A preferred stock	—	—	—	475	1,994	—	1,496	1,796	—

Net income available to common stockholders	$611	$3,008	$2,766	$5,273	$14,328	$16,901	$8,666	$10,929	$13,783

Net income per share:
Basic	$0.04	$0.13	$0.09	$0.16	$0.41	$0.43	$0.25	$0.30	$0.34
Diluted	$0.03	$0.12	$0.08	$0.15	$0.39	$0.41	$0.23	$0.29	$0.32
Weighted average common shares outstanding:
Basic	16,260	23,160	31,200	32,106	35,124	39,747	35,087	35,871	40,494
Diluted	21,060	24,483	32,967	34,146	36,774	41,397	37,125	38,064	42,687
Dividends declared	$6	$872	$2,826	$3,640	$5,000	$5,000	$—	$—	$—

(1)
The pro forma statements of income data and net income available per share for the year ended December 31, 2004 and the nine months ended September 30, 2005 were derived from our "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus.

(2)
Effective January 1, 2002, we elected to be taxed as a "C" corporation for federal income tax purposes. Prior to this election, we were not subject to federal income taxation at the corporation level.

	At December 31,					At September 30,
	2000	2001	2002	2003	2004	2005	2005
In thousands	(unaudited)					(unaudited)	Pro Forma(1)
							(unaudited)
Balance Sheet Data:
Working capital(2)	$1,240	$4,981	$5,296	$13,822	$16,690	$47,847	$73,739
Total assets	2,294	9,539	29,524	54,725	110,977	144,523	144,293
Total debt and capital lease obligations, including current maturities	841	4,388	16,976	22,018	45,133	56,542	8,441
Mandatorily redeemable preferred stock	—	—	—	4,698	6,692	8,488	—
Total stockholders' equity	640	2,822	2,827	11,865	21,237	33,750	90,221

(1)
The pro forma balance sheet data as of September 30, 2005 were derived from our "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus.

(2)
Working capital is defined as current assets minus current liabilities.

RISK FACTORS

          You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our Class A common stock. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we continue to grow at a rapid pace, we may not be able to manage that growth effectively and our brand image, net revenues and profitability may decline.

          We have expanded our operations rapidly since our inception and our net revenues have increased from $5.3 million in 2000 to $263.4 million for the 12 months ended September 30, 2005. Our substantial growth has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions and upgrade our management information systems and other processes and technology. This expansion could increase the strain on these and other resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties would likely result in the erosion of our brand image and a resulting decrease in net revenues, net income and the price of our Class A common stock.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

          We are spending a significant amount of management time and external resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including under the Sarbanes-Oxley Act of 2002 ("SOX"), new SEC regulations and Nasdaq Stock Market rules. Our management team has limited experience operating a public reporting company. As a result, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures.

          Section 404 of SOX requires management's annual review and evaluation of our internal controls over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. During 2004, our independent registered public accounting firm audited our financial statements as of and for the year ended December 31, 2003 and reaudited our financial statements as of December 31, 2002 and for each of the years ended December 31, 2001 and 2002 and identified certain matters that they considered to be "material weaknesses" in our internal accounting controls and the operation of those controls, resulting in a restatement of the financial statements as of and for the year ended December 31, 2002. These material weaknesses in internal controls caused our disclosure controls and procedures not to be effective at a reasonable assurance level as of the end of the periods presented. We have taken significant steps to remediate these reportable conditions, including the hiring of additional personnel and the retention of outside advisors, resulting in additional accounting and legal expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls." Although we believe we have addressed all elements of the material weaknesses identified, we cannot assure you that the measures we have taken to date or any future measures will be sufficient to allow us to maintain adequate controls over our financial processes and reporting in the future. In the event that our Chief Executive Officer, Chief

Financial Officer or independent registered public accounting firm determines that our controls over financial reporting are not effective as required by Section 404 of SOX, investor perceptions of our company may be adversely affected and, among other things, this could cause a decline in the price of our Class A common stock. In addition, our overhead may increase and our net income may decline as a percentage of net revenues as a result of the additional costs associated with complying with the complex legal regime associated with being a public reporting company.

Our profitability may decline as a result of increasing pressure on margins.

          Our industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products and changes in consumer demand. These factors may cause us to reduce our prices to retailers and consumers, which could cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our operating costs. If our gross margin declines and we fail to sufficiently reduce our cost of goods sold or grow our net revenues, our profitability will decline, and we could incur operating losses that we may be unable to fund or sustain for extended periods of time, if at all. This could have a material adverse effect on our results of operations, liquidity and financial condition and could result in a decline in the price of our Class A common stock.

Sales of performance products may not continue to grow and this could adversely impact our ability to grow our business.

          We believe that continued growth in industry-wide sales of performance products will be largely dependent on consumers continuing to transition from traditional alternatives, such as basic cotton T-shirts, to performance products. If consumers are not convinced that performance products are a better choice than traditional alternatives, growth in the industry and our business could be adversely affected. In addition, because performance products are often more expensive than traditional alternatives, consumers who are convinced that performance products provide a better alternative may still not be convinced that they are worth the extra cost. If industry-wide sales of performance products do not grow, our ability to continue to grow our business and our financial condition and results of operations could be materially adversely impacted.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our net revenues and profitability.

          Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. There can be no assurance that we will respond to changing preferences in a timely manner. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels.

          Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative products, and there can be no assurance of our ability to do so. In addition, there can be no assurance that our strategy of continuing to expand the range of performance products that we offer into new product categories will be well received by consumers or will not dilute our brand image and result in a shift of consumer preferences away from our product lines. The failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in a decrease in net revenues and excess inventory levels, which could have a material adverse effect on our financial condition and result in a decline in the price of our Class A common stock.

A decline in sales to, or the loss of, one or more of our key customers could result in a material loss of revenues.

          In 2004, our three largest customers were, in alphabetical order, The Army and Air Force Exchange Service, Dick's Sporting Goods (including Galyans Trading Company, Inc. prior to its merger with Dick's in July 2004) and The Sports Authority. These customers collectively accounted for approximately 39.9% of our net revenues in 2004. We expect that these customers will continue to represent a significant portion of our net revenues in the future. However, we do not enter into long-term sales contracts with these or our other key customers, relying instead on our relationships with these customers and on our position in the marketplace. As a result, we face the risk that one or more of our key customers may significantly decrease their business with us or terminate their relationships with us. Any decrease in or termination of our key customers' business could result in a material decrease in our net revenues and net income.

If the financial condition of our retail customers declines, our financial condition and results of operations could be adversely impacted.

          We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. We face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. A slowing economy in our key markets or a continued decline in consumer purchases of sporting goods generally could have an adverse effect on the financial health of our retail customers, which could in turn have an adverse effect on our sales, our ability to collect on receivables, our ability to borrow under our senior secured credit facility and our financial condition.

If we encounter problems with our distribution system, our ability to deliver our products to the market would be adversely affected.

          We rely on our distribution facility in Glen Burnie, Maryland, which became fully operational in July 2004, for substantially all of our product distribution. Our distribution facility includes computer controlled and automated equipment, which means its operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from one location, our operations could also be interrupted by floods, fires or other natural disasters near our distribution center. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facility, such as the long-term loss of customers or an erosion of our brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of product to and from our distribution facility. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected.

We rely on third-party suppliers and manufacturers to provide fabrics for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

          Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available, in the short-term, from only one or a very limited number of sources. In the first six months of 2005, approximately 53.5% of the fabric used in our products came from four suppliers, one of which supplied 19.5% of our total fabric requirements. In addition, substantially all of our products are manufactured by unaffiliated manufacturers, and, in 2004, three manufacturers produced over 55% of our products. We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for fabrics, raw materials, production and import quota capacity.

          There can be no assurance that there will not be a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long term.

          In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics and raw materials and to manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of product that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs. In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without our knowledge, which could harm our reputation in the marketplace.

The cost of raw materials could affect our operating results.

          The fabrics used by our suppliers and manufacturers are synthetic fabrics and involve raw materials, including petroleum-based products. Significant price fluctuations or shortages in petroleum or other raw materials may materially adversely affect our cost of goods sold, results of operations and financial condition, and cause a decline in the price of our Class A common stock.

Endorsements and designations as an official supplier may become more expensive and this could impact the value of our brand image.

          A key element of our marketing strategy has been to create a link in the consumer market between our products and professional and collegiate athletes. We previously gained significant publicity and brand name recognition from the perceived endorsements associated with professional athletes or sports programs using our products. The use of our products by athletes and teams was frequently without our paying compensation or in exchange for our furnishing product at a reduced cost or without charge and without formal arrangements. We also have licensing agreements to be the official supplier of performance apparel to a variety of sports leagues and Olympic teams. However, as competition in the performance apparel industry has increased, the costs associated with athlete endorsements and official supplier licensing agreements have risen dramatically, including the costs associated with obtaining and retaining these endorsements and agreements. There is no assurance that we will be able to retain existing or attract new athletes or sports programs to wear or endorse our products or retain official supplier agreements at a reasonable cost, or at all. If we are unable to maintain our current association with professional athletes, teams and leagues, we could lose the on-field authenticity associated with our products and may be required to modify and substantially increase the cost of our marketing plan. As a result, our brand image, net revenues, expenses and profitability could be materially adversely affected.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenues and gross profit.

          The market for active sports apparel is highly competitive and includes many new competitors as well as increased competition from established companies expanding their production and marketing of performance products. Because we currently own no fabric or process patents or copyrights, our current and future competitors are able to manufacture and sell products with performance characteristics and fabrications similar to our products. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition, such as Nike, Adidas and Reebok, that have significantly greater financial, distribution, marketing and other resources than we do. Because of the fragmented nature of the industry, we also compete with other manufacturers, including those specializing in outdoor and tactical apparel and private label offerings of certain retailers, including some of our retail customers. Many of our competitors have significant competitive advantages, including longer operating histories, larger sales forces, bigger advertising budgets, better brand recognition among consumers, greater economies of scale and long-term relationships with our key retail customers that are potentially more important to those customers because of the significantly larger volume and product mix that our competitors sell to them.

          As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

  •
  quickly adapting to changes in customer requirements;

  •
  readily taking advantage of acquisition and other opportunities;

  •
  discounting excess inventory that has been written down or written off;

  •
  devoting resources to the marketing and sale of their products, including significant advertising, media placement and product endorsement;

  •
  adopting aggressive pricing policies; and

  •
  engaging in lengthy and costly intellectual property and other disputes.

          In addition, while a component of one of our key growth strategies is to increase floor space for our products in retail stores, retailers have limited resources and floor space and we must compete with others to develop relationships with them. Increased competition by existing and future competitors could result in reductions in display areas in retail locations, reductions in sales or reductions in the prices of our products, and if retailers earn greater margins from our competitors' products, they may favor the display and sale of those products. Our inability to compete successfully against our competitors and maintain our gross profit margin could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

          To minimize purchasing costs and ensure supply, we generally place orders with our manufacturers at least 90 days prior to the time we need to deliver our products. However, we generally do not receive firm customer orders prior to 30 days before the date those orders are to be shipped. In addition, a significant portion of our net revenues is generated by at-once orders for immediate delivery to customers, particularly during our peak season from August through November. Because we place orders for products with our manufacturers before our customers' orders are firm and because we receive a significant volume of at-once orders, if we fail to accurately forecast customer demand we may experience excess inventory levels or a shortage of product to deliver to our customers.

          Factors that could affect our ability to accurately forecast demand for our products include:

  •
  an increase or decrease in consumer demand for our products or for products of our competitors;

  •
  our failure to accurately forecast customer acceptance for our new products;

  •
  new product introductions by competitors;

  •
  unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

  •
  weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and

  •
  terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

          Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our results of operations and financial condition. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, as well as damage to our reputation and customer relationships. There can be no assurance that we will be able to successfully manage inventory demand in order to meet future order and reorder requirements.

          The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products is likely to result in an unexpected adverse effect on our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our operating results are subject to seasonal and quarterly variations in our net revenues and net income, which could adversely affect the price of our Class A common stock.

          We have experienced, and expect to continue to experience, substantial seasonal and quarterly variations in our net revenues and net income. These variations are primarily related to increased sales of our products during the fall season, reflecting our historical strength in fall sports, and the seasonality of sales of our higher priced ColdGear line. We generated approximately 67% and 66% of our net revenues during the last two quarters of 2003 and 2004, respectively.

          Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for new products and changes in our product mix. Variations in weather conditions may also have an adverse effect on our quarterly results of operations. For example, warmer than normal weather conditions throughout the fall or winter may reduce sales of our ColdGear line, leaving us with excess inventory and operating results below our expectations.

          As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our Class A common stock to fluctuate significantly.

Labor disruptions at ports or our suppliers or manufacturers may adversely affect our business.

          Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide and on a consistent basis from our suppliers and manufacturers. Labor disputes at various ports, such as those experienced at western U.S. ports in 2002, or at our suppliers or manufacturers, create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons, and could have an adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages and reduced net revenues and net income.

The value of our brand, and sales of our products, could be diminished if we are associated with negative publicity.

          We require that our suppliers, independent manufacturers and licensees of our products operate their businesses in compliance with the laws and regulations that apply to them as well as the social and other standards and policies we impose on them. We do not control these suppliers, manufacturers or licensees or their labor practices. A violation of our policies, labor laws or other laws by our suppliers, manufacturers or licensees could interrupt or otherwise disrupt our sourcing or damage our brand image. Negative publicity regarding the production methods of any of our suppliers, manufacturers or licensees could adversely affect our reputation and sales and force us to locate alternative suppliers, manufacturing sources or licensees.

          In addition, we have endorsement contracts with a variety of athletes and feature those athletes in our advertising and marketing efforts, and many athletes and teams use our products, including those teams or leagues for which we are an official supplier. Actions taken by athletes, teams or leagues associated with our products that harm the reputations of those athletes, teams or leagues could also harm our brand image and result in a material decrease in our net revenues and net income, which could have a material adverse effect on our financial condition and liquidity and the price of our Class A common stock.

We rely significantly on information technology and any failure, inadequacy, interruption or security failure of that technology could harm our ability to effectively operate our business.

          Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on our enterprise resource system and our warehouse management system, both of which were purchased from third parties and implemented in 2002. Since then, we have updated and supplemented these systems as we have continued to grow our business, expand product lines and create new distribution channels. See "Business — Management Information Systems." The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, including difficulties with the operation or implementation of our new enterprise resource system software that is scheduled to become operational during 2006, or a breach in security of these systems could cause delays in product fulfillment and reduced efficiency of our operations, and it could require significant capital expenditures to remediate any such failure, problem or breach. We cannot assure you that such events will not occur.

Our international operations and the operations of many of our manufacturers are subject to additional risks that are beyond our control and that could harm our business.

          In 2004, our products were manufactured by 18 primary manufacturers, operating in 19 countries, five of which manufactured approximately 73% of our products. These five manufacturers—Apparel Production Services, Inc., Hullco, Inc. d/b/a American Swim, McMurray Fabrics, New Holland Lingerie, Inc. and Supertex, S.A.—are located in Mexico, the United States, the Dominican Republic, Honduras and Colombia, respectively. In 2004, approximately 67% of our products were manufactured in Central and South America, with 14% in Asia and 19% manufactured in the United States. For the first nine months of 2005, approximately 63.9% of our products were manufactured in Central and South America, with 27.6% in Asia and 8.5% in the United States. In addition, approximately 3.3% of our 2004 net revenues were generated through international sales and licensing fees. As a result of our international manufacturing and sales, we are subject to risks associated with doing business abroad, including:

  •
  political unrest, terrorism and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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  currency exchange fluctuations;

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  the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on the transfer of funds;

  •
  reduced protection for intellectual property rights in some countries;

  •
  understanding foreign consumer tastes and preferences that may differ from those in the United States;

  •
  disruptions or delays in shipments; and

  •
  changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.

          These and other factors beyond our control could interrupt our manufacturers' production in offshore facilities, influence the ability of our manufacturers to export our products cost-effectively or at all, inhibit our and our unaffiliated manufacturers' ability to procure certain materials and influence our ability to sell our products in international markets, any of which could have an adverse effect on our business, financial condition and operations.

Our senior secured credit facility provides our lenders with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions, and it could therefore limit our operational flexibility or otherwise adversely affect our financial condition.

          We finance our liquidity needs in part from borrowings made under our existing credit facility, which was amended and restated prior to this offering. The amended and restated senior secured credit facility is comprised of a revolving facility portion of up to $75.0 million (based on the current value of our accounts receivable and inventory) and a $25.0 million term loan portion, or the term loan. We will be required to use a portion of the cash proceeds from this offering to repay the term loan in full. We have the option to increase the size of the revolving facility portion to $100.0 million if certain conditions are satisfied, including meeting certain financial covenants.

          Our senior secured credit facility contains a number of significant restrictions that limit our ability, among other things, to:

  •
  borrow money;

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  use our accounts receivable, inventory, intellectual property and other assets as security in other borrowings or transactions;

  •
  pay dividends on stock or redeem or acquire any of our securities;

  •
  sell certain assets;

  •
  make certain investments;

  •
  guaranty certain obligations of third parties;

  •
  undergo a merger or consolidation; and

  •
  engage in any activity materially different from those presently conducted by us.

          The facility also provides the lenders with the ability to reduce the valuation of our inventory and receivables and thereby reduce our ability to borrow under the facility even if we are in compliance with all of the conditions of the facility. In addition, we are required to comply with certain financial covenants in the event we fail to maintain a minimum borrowing availability. Failure to comply with these operating or financial covenants could result from, among other things, changes in our results of operations or general economic changes. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under our senior secured credit facility could result in a default under the facility. This could cause the lenders to accelerate the timing of payments and exercise their lien on essentially all of our assets, which would have a material adverse effect on our business, operations, financial condition and liquidity. In addition, because our senior secured credit facility bears interest at variable interest rates, which we do not anticipate hedging against, increases in interest rates would increase our cost of borrowing, resulting in a decline in our net income and cash flow, which could cause the price of our Class A common stock to decline.

Risks Related to Our Management

Our future success is substantially dependent on the continued service of our senior management and other key employees.

          Our future success is substantially dependent on the continued service of our senior management and other key employees, particularly Kevin A. Plank, our founder and Chief Executive Officer. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and achieve our business goals.

          We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

If we are unable to attract and retain new team members, including senior management, we may not be able to achieve our business objectives.

          Our growth has largely been the result of significant contributions by our current senior management and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, retain and motivate highly talented employees with a range of skills and experience. Competition for employees in our industry is intense and we have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. With new additions to our senior management we may develop and implement changes in our product development, merchandising, marketing and operational strategies. There can be no assurance that we would successfully assimilate new senior management and make strategic modifications to our past operating policies in a timely and efficient manner, and if we are unable to attract, assimilate and retain additional senior management with the necessary skills, we may not be able to grow or successfully operate our business.

Risks Related to Proprietary Rights

Our fabrics and manufacturing technology are not patented or copyrighted and can be imitated by our competitors.

          The intellectual property rights in the technology, fabrics and processes used to manufacture our products are owned or controlled by our suppliers and are generally not unique to us. As a result, our ability to obtain patent protection for our products is limited and we currently own no fabric or process patents or copyrights. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics and fabrications similar to our products. Because many of our competitors, such as Nike, Adidas and Reebok, have significantly greater financial, distribution, marketing and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors do sell similar products to ours at lower prices, our net revenues and profitability could be materially adversely affected.

Our trademark and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

          Our success depends in large part on our brand image. We believe that our registered and common law trademarks have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We cannot assure you that obstacles will not arise as we expand our product line and the geographic scope of our marketing. From time to time, we have received claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Any claim, regardless of its merit, could be expensive and time consuming to defend. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights belonging to third parties or cease using those rights altogether. Any of these events could harm our business and have a material adverse effect on our results of operations, liquidity and financial condition.

Our failure to protect our intellectual property rights could diminish the value of our brand, weaken our competitive position and reduce our revenues.

          We currently rely on a combination of copyright, trademark and trade dress laws, patent laws, unfair competition laws, confidentiality procedures and licensing arrangements to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

          From time to time, we discover unauthorized products in the marketplace that are either counterfeit reproductions of our products or unauthorized irregulars that do not meet our quality control standards. If we are unsuccessful in challenging a third party's products on the basis of trademark infringement, continued sales of their products could adversely impact our brand, result in the shift of consumer preferences away from our products and adversely affect our business.

          We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

Risks Related to Corporate Governance and This Offering

Because Kevin A. Plank controls the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of stockholder votes.

          Our Class A common stock has one vote per share and our Class B common stock will have 10 votes per share. As a result, after the completion of this offering, Kevin A. Plank, our founder and Chief Executive Officer, will control 83.0% of the combined voting power of all of our common stock. So long as Mr. Plank continues to hold, directly or indirectly, shares of common stock representing more then 50% of the combined voting power of our common stock, he will be able to direct the election of all of the members of our board of directors who will determine our strategic plans and financing decisions and appoint top management. Mr. Plank will also be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions and other transactions resulting in a change of control of us, and our pursuit of corporate opportunities. Mr. Plank may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to holders of our Class A common stock or adversely affect us or other investors, including investors in this offering.

We cannot assure you that a market will develop for our Class A common stock or what the price of our Class A common stock will be.

          Before this offering, there was no public trading market for any class of our common stock, and we cannot assure you that an active trading market for our Class A common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and us, and may bear no relationship to the price at which the Class A common stock will trade upon completion of the offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Our stock price may be volatile and your investment in our Class A common stock could suffer a decline in value.

          Broad market and industry factors may adversely affect the price of our Class A common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our Class A common stock may include, among other things:

  •
  actual or anticipated fluctuations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  speculation about our business in the press or the investment community;

  •
  conditions or trends in our industry or the economy generally;

  •
  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the sports apparel industry;

  •
  announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

  •
  capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales by our directors, officers or significant stockholders.

          In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management's attention and resources.

Future sales of our common stock could cause our stock price to decline.

          If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the price of our Class A common stock could decline. These sales, or the perception that these sales could occur, might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate.

          Upon completion of the offering, we will have 31,176,651 shares of Class A common stock and 15,200,000 shares of Class B common stock outstanding, assuming no exercise of outstanding stock options. Of these shares, 11,517,900 shares sold in this offering will be freely tradable immediately, 606,100 shares purchased through the directed share program in this offering will be eligible for sale 120 days after the date of the final prospectus, and up to approximately 34 million additional shares will be eligible for sale 180 days after the date of the final prospectus following the expiration of lock-up agreements between our officers, directors and our stockholders and the underwriters. Goldman, Sachs & Co., on behalf of the underwriters, may release our directors, officers and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. As restrictions on resale end, the price of our Class A common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

          In addition to outstanding shares eligible for sale, 4,265,624 shares of our Class A common stock are issuable under currently outstanding stock options granted to executive officers, directors, employees and consultants under our equity compensation plans. We intend to file as soon as practicable following completion of this offering a registration statement for these shares. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercisability periods and, in certain cases, the lock-up agreements with the representatives of the underwriters referred to above, the shares of Class A common stock issued upon exercise of outstanding options will be available for immediate resale in the open market, which could adversely affect the price of our Class A common stock.

Purchasers in this offering will experience immediate and substantial dilution.

          Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding Class A common stock immediately after this offering. As a result, investors purchasing our Class A common stock in this offering will incur immediate dilution of $9.92 per share. The exercise of outstanding options and future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering.

We will have broad discretion over the use of proceeds from this offering.

          We will have broad discretion over the use of a substantial portion of the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use approximately $59.2 million of the net proceeds to us from this offering for general corporate purposes, including capital expenditures and working capital, we have not allocated these net proceeds for specific purposes. It is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us.

Some provisions of our charter, bylaws and Maryland law inhibit potential acquisitions and acquisition bids that you may consider favorable.

          Even if Kevin A. Plank were to cease to control a majority of the voting power of our common stock, our corporate documents and Maryland law contain provisions that may enable our board of directors to resist a change in control of our company, including a change in control considered favorable by you and other stockholders or involving a premium price for our common stock. These provisions include:

  •
  limitations on persons authorized to call a special meeting of stockholders;

  •
  limitations on the authority of stockholders to amend our bylaws;

  •
  the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  the ability of our board of directors to classify or reclassify any unissued shares of common stock or preferred stock, including setting the preferences, rights, voting powers and other terms of the classified or reclassified shares, without stockholder approval;

  •
  the ability of our board of directors, without stockholder approval, to classify the board, such that directors would be elected for staggered three-year terms, thereby substantially increasing the time required to replace a significant number of directors;

  •
  the ability of our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class that we have the authority to issue; and

  •
  advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

          These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

          In addition, our charter allows our board of directors, in evaluating a potential acquisition of control of our company, to consider its potential effect on our stockholders, employees, suppliers, customers and creditors and the communities in which our offices or other establishments are located. We have also opted out of the provisions of Maryland law that would otherwise prohibit certain business combinations between our company and any person who beneficially owns 10% or more of our common stock, or that person's affiliate.

FORWARD-LOOKING STATEMENTS

          Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology.

          The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors include without limitation:

  •
  our ability to manage our growth effectively;

  •
  our ability to maintain effective internal controls;

  •
  increased competition causing us to reduce the prices of our products or to increase significantly our marketing efforts in order to avoid losing market share;

  •
  changes in consumer preferences or the reduction in demand for performance apparel and other products;

  •
  our ability to accurately forecast consumer demand for our products;

  •
  reduced demand for sporting goods and apparel generally;

  •
  failure of our suppliers or manufacturers to produce or deliver our products in a timely or cost-effective manner;

  •
  our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

  •
  our ability to effectively market and maintain a positive brand image;

  •
  the availability and effective operation of management information systems and other technology;

  •
  our ability to attract and maintain the services of our senior management and key employees; and

  •
  changes in general economic or market conditions, including as a result of political or military unrest or terrorist attacks.

          The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

          We estimate that the net proceeds to us from our sale of 9,500,000 shares of Class A common stock in this offering, after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, will be approximately $112.5 million. We will not receive any proceeds from the sale of shares by the selling stockholders, nor can we participate in the sale of additional shares relating to the underwriters' option to purchase additional shares.

          We intend to use $12.0 million of the net proceeds from this offering to redeem 1,200,000 outstanding shares of our Series A preferred stock that were issued to Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., which we refer to collectively as the Rosewood entities. Upon the closing of this offering, there will be no shares of our Series A preferred stock issued and outstanding.

          We intend to use approximately $25.0 million and $16.3 million of the net proceeds from this offering to repay amounts outstanding under the term loan portion and the revolving facility portion, respectively, of our senior secured credit facility. The term loan portion of our senior secured credit facility, which is scheduled to mature in 2009, bears interest at a per annum rate equal to either, at our option, the Base Rate (as defined in the facility) plus 3.0% or LIBOR plus 5.5%. The revolving facility portion of our senior secured credit facility bears interest on the outstanding balance equal to either, at our option, the Base Rate plus the Applicable Margin (as defined in the facility) or LIBOR plus the Applicable Margin. We currently intend to use borrowings under the senior secured credit facility for working capital purposes.

          After redemption of our preferred stock and repayment in full of the term loan portion and the revolving facility portion of our senior secured credit facility, we intend to use the remainder of the net proceeds of the offering for general corporate purposes, including capital expenditures and working capital. We may also use a portion of the net proceeds to acquire businesses or products that are complementary to our business, although we currently have no specific acquisitions planned.

DIVIDEND POLICY

          We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. In addition, our senior secured credit facility limits our ability to pay dividends to our stockholders.

          On December 31, 2004, we declared a cash dividend of $5.0 million, which was paid in January 2005 to our common stockholders, including the Rosewood entities on the class of our common stock held by them. In September 2003, in conjunction with raising approximately $12.0 million through the issuance of our Series A preferred stock and the sale of shares of our common stock to the Rosewood entities, we made a distribution of approximately $3.6 million to our stockholders. With the exception of these payments, the only other distributions that we have made are distributions in connection with our prior election to be taxed as a subchapter S corporation. In 2001, we made a distribution of approximately $0.9 million to our stockholders in connection with expected tax payments due by them as a result of our subchapter S election. In 2002, in connection with the termination of our status as a subchapter S corporation, we made a distribution of approximately $2.8 million of undistributed earnings to our stockholders.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect:

  •
  the sale by us of 9,500,000 shares of Class A common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  the issuance in October 2005 of 22,666 shares of Class A common stock upon exercise of stock options by two of our employees for which we received proceeds of $19,000;

  •
  a charter amendment that authorizes the issuance of up to 100,000,000 shares of Class A common stock and 16,200,000 shares of Class B common stock;

  •
  the exchange by Kevin A. Plank and two Kevin A. Plank family entities of their shares of Class A common stock for shares of Class B common stock on a one-for-one basis in connection with the closing of this offering;

  •
  the automatic conversion into shares of Class A common stock upon the closing of this offering of shares of our common stock currently held by the Rosewood entities on a three-for-one basis;

  •
  the use of $12.0 million (of which $3.5 million is classified as a preferred stock dividend) to redeem our Series A preferred stock on the closing of this offering;

  •
  the use of approximately $25.0 million to repay amounts outstanding under the term loan portion and $23.1 million ($16.3 million as of November 17, 2005) to repay amounts outstanding under the revolving facility portion of our senior secured credit facility, which results in the write-off of $230,000 of deferred financing costs;

  •
  the grant of 100 restricted shares of Class A common stock (approximately 40,000 shares in the aggregate) on consummation of this offering to each of our full-time employees continuously employed by us since April 30, 2005, which will result in unearned compensation of approximately $520,000;

  •
  the grant in November 2005 of 3,000 restricted shares of Class A common stock to one of our directors; and

  •
  the grant in November 2005 of 217,000 options to purchase shares of our Class A common stock on the pricing of this offering to 26 of our employees and three non-employees, which results in a compensation charge of $174,000, net of tax.

          You should read this table in conjunction with the sections of this prospectus captioned "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial

Condition and Results of Operations" as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2005
In thousands, except share and per share amounts
	Actual	Pro Forma
Total debt and capital lease obligations, including current maturities	$56,542	$8,441
Mandatorily Redeemable Series A preferred stock, no par value; 2,000,000 shares authorized, 1,200,000 shares issued and outstanding; 0 shares authorized, issued and outstanding, pro forma	8,488	—
Stockholders' equity:
Class A common stock, $.0003 1/3 par value, 56,375,835 shares authorized, 33,186,820 issued and outstanding; 100,000,000 shares authorized, 31,176,651 issued and outstanding, pro forma	11	11
Class B common stock, $.0003 1/3 par value, 0 shares authorized, issued and outstanding; 16,200,000 shares authorized, 15,200,000 issued and outstanding, pro forma	—	5
Common stock held by the Rosewood entities, $.001 par value, 1,208,055 shares authorized, issued and outstanding; 0 shares authorized, issued and outstanding, pro forma	1	—
Additional paid-in capital	10,763	124,116
Retained earnings	24,584	20,668
Unearned compensation	(1,338)	(1,884)
Stockholders' notes receivable	(282)	(282)
Accumulated other comprehensive income	11	11

Total stockholders' equity	33,750	142,645

Total capitalization	$98,780	$151,086

DILUTION

          If you invest in our Class A common stock, your interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of Class A common stock in this offering exceeds the net tangible book value per share of our Class A common stock following this offering. As of September 30, 2005, our net tangible book value was approximately $33.8 million, or $0.98 per share of common stock. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities and Series A preferred stock divided by the number of shares of our common stock outstanding.

          Our pro forma as adjusted net tangible book value at September 30, 2005 would have been approximately $142.6 million, or $3.08 per share of common stock, after giving effect to:

  •
  the sale by us of 9,500,000 shares of Class A common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  the issuance in October 2005 of 22,666 shares of Class A common stock upon exercise of stock options by two of our employees for which we received proceeds of $19,000;

  •
  a charter amendment that authorizes the issuance of up to 100,000,000 shares of Class A common stock and 16,200,000 shares of Class B common stock;

  •
  the exchange by Kevin A. Plank and two Kevin A. Plank family entities of their shares of Class A common stock for shares of Class B common stock on a one-for-one basis in connection with the closing of this offering;

  •
  the automatic conversion of shares of common stock currently held by the Rosewood entities into shares of Class A common stock upon the closing of this offering on a three-for-one basis;

  •
  the use of $12.0 million (of which $3.5 million is classified as a preferred stock dividend) to redeem our Series A preferred stock on the closing of this offering;

  •
  the use of approximately $25.0 million to repay amounts outstanding under the term loan portion and $23.1 million ($16.3 million as of November 17, 2005) to repay amounts outstanding under the revolving facility portion of our senior secured credit facility, which results in the write-off of $230,000 of deferred financing costs;

  •
  the grant of 100 restricted shares of Class A common stock (approximately 40,000 shares in the aggregate) on consummation of this offering to each of our full-time employees continuously employed by us since April 30, 2005, which will result in unearned compensation of approximately $520,000;

  •
  the grant in November 2005 of 3,000 restricted shares of Class A common stock to one of our directors; and

  •
  the grant in November 2005 of 217,000 options to purchase shares of our Class A common stock on the pricing of this offering to 26 of our employees and three non-employees, which results in a compensation charge of $174,000, net of tax.

          This represents an immediate increase in the net tangible book value of $2.10 per share to existing stockholders and an immediate dilution in the as adjusted net tangible book value of $9.92 per share to the investors who purchase our Class A common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

          The following table illustrates this per share dilution:

Initial public offering price per share		$13.00
Net tangible book value per share as of September 30, 2005	$0.98
Increase in net tangible book value per share attributable to this offering	$2.10

Net tangible book value per share after this offering		$3.08

Dilution per share to new investors		$9.92

          The following table summarizes, on a pro forma as adjusted basis, as of September 30, 2005, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,876,651	79.5%	$8,961,985	6.8%	$0.24
New investors	9,500,000	20.5	123,500,000	93.2	13.00

Total	46,376,651	100.0%	$132,461,985	100.0%

          The share information in the table above excludes:

  •
  4,265,624 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.39 per share, of which 971,834 were vested as of November 17, 2005; and

  •
  2,783,000 additional shares of Class A common stock reserved for issuance under our 2005 Omnibus Long-Term Incentive Plan.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

          The unaudited pro forma consolidated balance sheet as of September 30, 2005, gives pro forma effect to the following transactions as if they each occurred on September 30, 2005:

  •
  the automatic conversion of shares of our common stock held by the Rosewood entities into shares of Class A common stock on a three-for-one basis;

  •
  the exchange of Class A shares held by Kevin A. Plank and two Kevin Plank entities for Class B shares on a one-for-one basis in connection with the closing of this offering;

  •
  the use of $12.0 million of the proceeds received by us in this offering (of which $3.5 million is classified as a preferred stock dividend) to redeem our Series A preferred stock on the closing of this offering;

  •
  the use of approximately $25.0 million and $23.1 million of the proceeds received by us in this offering to repay amounts outstanding at September 30, 2005 under the term loan portion and revolving facility portion, respectively, of our senior secured credit facility, which results in the write-off of $230,000 of deferred financing costs;

  •
  the grant of 100 restricted shares of Class A common stock (approximately 40,000 shares in the aggregate) on consummation of this offering to each of our full-time employees continuously employed by us since April 30, 2005, which will result in unearned compensation of approximately $520,000; and

  •
  the grant of 217,000 options to purchase shares of our Class A common stock on the pricing of this offering to 26 of our employees and three non-employees, which results in a compensation charge of $174,000, net of taxes.

          The unaudited pro forma consolidated statements of income for the year ended December 31, 2004 and for the nine months ended September 30, 2005 give pro forma effect to the transactions as if they occurred on January 1, 2004.

          The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated nor do they purport to project our results of operations for any future period.

          You should read our unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with all of the historical financial statements and related notes included in this prospectus and other financial information appearing elsewhere in this prospectus, including information contained in "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Under Armour, Inc.

Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2005

(In thousands)

	Actual	Offering Adjustments	Pro Forma
Assets
Current assets:
Cash	$324		$324
Accounts receivable, net	58,690		58,690
Inventories	50,277		50,277
Other receivables	3,190		3,190
Other current assets	1,710		1,710
Deferred income taxes	8,185		8,185

Total current assets	122,376		122,376

Property and equipment, net	20,192		20,192
Other non-current assets	1,955	(230)	1,725

Total assets	$144,523	(230)	$144,293

Liabilities, Mandatorily Redeemable Securities and Stockholders' Equity
Current liabilities:
Revolving credit facility	$23,101	(23,101)	$—
Accounts payable	29,583		29,583
Accrued expenses	11,252		11,252
Income taxes payable	4,107	(112)	3,995
Current maturities of term debt	2,679	(2,679)	—
Current maturities of subordinated debt	1,721		1,721
Current maturities of capital lease obligations	2,086		2,086

Total current liabilities	74,529	(25,892)	48,637

Term debt, net of current maturities	22,321	(22,321)	—
Subordinated debt, net of current maturities	2,598		2,598
Capital lease obligations, net of current maturities	2,036		2,036
Deferred income taxes	586		586
Other long term liabilities	215		215

Total liabilities	102,285	(48,213)	54,072
Mandatorily redeemable Series A preferred stock	8,488	(8,488)	—

Stockholders' equity	33,750	56,471	90,221

Total liabilities, mandatorily redeemable securities and stockholders' equity	$144,523	(230)	$144,293

See Notes to Unaudited Pro Forma Consolidated Balance Sheet

Notes to Unaudited Pro Forma Consolidated Balance Sheet

          Set forth below are the estimated sources and uses of funds pertaining to this offering.

Sources	(in thousands)
Proceeds from offering of Class A common stock, net of estimated fees and expenses	$112,506

Total sources	$112,506

Uses
Redemption of Series A preferred stock	$12,000
Repayment of approximately $25.0 million and $23.1 million outstanding at September 30, 2005 under the term loan portion and the revolving facility portion, respectively, of our senior secured credit facility	48,101
Cash available for general corporate purposes	52,405

Total Uses	$112,506

          This offering is expected to raise proceeds of $112.5 million (net of estimated fees and expenses) to us that, had the offering occurred on September 30, 2005, would have been used to redeem the Series A preferred stock at its $10 stated value per share which would have been $12.0 million and to repay $25.0 million and $23.1 million under the term loan portion and the revolving facility portion, respectively, of our senior secured credit facility. The increase in stockholders' equity of $56.5 million would have been attributable to $60.1 million in proceeds needed to redeem our preferred stock and repay the term loan portion and revolving facility portion of our senior secured credit facility and $112,000 as a result of tax benefits associated with stock-based compensation offset by preferred stock dividends of $3.5 million, the write off of $230,000 in deferred financing costs associated with the repayment of $25.0 million of the term loan portion of our senior secured credit facility.

          No effect has been given in the pro forma balance sheet to the $52.4 million of net proceeds, which would have been available for general working capital purposes. In addition, the issuance of approximately 40,000 shares of restricted stock to employees upon the consummation of this offering would have had no impact as the resulting expense will be deferred and amortized over the employee's two-year vesting period.

Under Armour, Inc.

Unaudited Pro Forma Consolidated Statement of Income
for the year ended December 31, 2004

(In thousands)

	Actual	Offering Adjustments(1)		Pro Forma(2)
Net revenues	$205,181			$205,181
Cost of goods sold	109,748			109,748

Gross profit	95,433			95,433
Operating Expenses
Selling, general and administrative expenses	70,053			70,053

Income from operations	25,380			25,380
Other Expenses
Interest expense, net	1,284	(938)	(a)	346

Income before income taxes	24,096	938		25,034
Provision for income taxes	7,774	359	(b)	8,133

Net income	16,322	579		16,901

Accretion of and cumulative preferred dividends on Series A preferred stock	1,994	(1,994)	(c)	—

Net income available to common stockholders	$14,328	2,573		$16,901

Net income per share:
Basic	$0.41			$0.43
Diluted	$0.39			$0.41
Weighted average common shares outstanding:
Basic	35,124			39,747
Diluted	36,774			41,397

See Notes to Unaudited Pro Forma Consolidated Statements of Income

Under Armour, Inc.

Unaudited Pro Forma Consolidated Statement of Income
for the nine months ended September 30, 2005

(In thousands)

	Actual	Offering Adjustments(1)		Pro Forma(2)
Net revenues	$193,750			$193,750
Cost of goods sold	100,396			100,396

Gross profit	93,354			93,354
Operating Expenses
Selling, general and administrative expenses	70,329			70,329

Income from operations	23,025			23,025
Other Expenses
Interest expense, net	2,124	(1,737	)(a)	387

Income before income taxes	20,901	1,737		22,638
Provision for income taxes	8,176	679	(b)	8,855

Net income	12,725	1,058		13,783

Accretion of and cumulative preferred dividends on Series A preferred stock	1,796	(1,796	)(c)	—

Net income available to common stockholders	$10,929	2,854		$13,783

Net income per share:
Basic	$0.30			$0.34
Diluted	$0.29			$0.32
Weighted average common shares outstanding:
Basic	35,871			40,494
Diluted	38,064			42,687

See Notes to Unaudited Pro Forma Consolidated Statements of Income

Notes to Unaudited Pro Forma Consolidated Statements of Income

(1)
Reflects the following adjustments:

(a)
Elimination of interest expense incurred since January 1, 2004 from our borrowings under the senior secured credit facility.

(b)
Application of the appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate, 39.1% and 38.3% in 2005 and 2004, respectively.

(c)
Elimination of current period accretion of, and cumulative dividends on, our Series A preferred stock.

(2)
Pro forma basic and diluted net income per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period and include the effect of issuing additional shares of Class A common stock at a price of $13.00 per share in order to redeem our Series A preferred stock and repay the term loan portion and the revolving credit facility portion of the senior secured credit facility that would have been outstanding as of September 30, 2005.

          The following table summarizes the pro forma effect to our earnings per share (EPS):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Denominator-pro forma (unaudited) weighted average common shares outstanding, including Class B common stock conversion to Class A common stock	35,124	35,871
Effect of shares issued to redeem Series A preferred stock and retire debt	4,623	4,623

Pro Forma weighted average common shares outstanding including effect of shares issued to redeem the Series A preferred stock and retire debt	39,747	40,494
Dilutive effect of stock options and restricted stock	1,650	2,193

Pro Forma weighted average common shares and dilutive securities outstanding	41,397	42,687

The non-recurring compensation cost from the issuance of 40,000 shares to employees, the grant of 45,000 options to purchase shares of our Class A common stock to three non-employees and the write off of deferred financing costs have not been reflected in the pro forma statements of income or the pro forma earnings per share amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005.

SELECTED FINANCIAL DATA

          You should read the data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. We derived the selected financial data for each of the three years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We derived the selected financial data for the year ended December 31, 2001 from our audited consolidated financial statements and the related notes not included in this prospectus. We derived the selected financial data as of and for the year ended December 31, 2000 from our unaudited financial statements and the related notes not included in this prospectus. The selected statements of income data for the nine months ended September 30, 2004 and 2005 and the selected balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position for those periods and as of those dates. The selected unaudited consolidated financial data for the nine months ended September 30, 2005 are not necessarily indicative of our results for the year ending December 31, 2005 and our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)					(unaudited)
In thousands, except per share amounts
Statements of Income data:
Net revenues	$5,347	$19,732	$49,550	$115,419	$205,181	$135,536	$193,750
Cost of goods sold	3,027	9,348	26,329	64,757	109,748	73,920	100,396

Gross profit	2,320	10,384	23,221	50,662	95,433	61,616	93,354
Selling, general and administrative expenses	1,612	7,035	18,908	40,709	70,053	45,904	70,329

Income from operations	708	3,349	4,313	9,953	25,380	15,712	23,025
Interest expense, net	97	305	894	2,214	1,284	750	2,124

Income before income taxes	611	3,044	3,419	7,739	24,096	14,962	20,901
Provision for income taxes(1)	—	36	653	1,991	7,774	4,800	8,176

Net income	611	3,008	2,766	5,748	16,322	10,162	12,725

Accretion of and cumulative preferred dividends on Series A preferred stock	—	—	—	475	1,994	1,496	1,796

Net income available to common stockholders	$611	$3,008	$2,766	$5,273	$14,328	$8,666	$10,929

Net income per share:
Basic	$0.04	$0.13	$0.09	$0.16	$0.41	$0.25	$0.30
Diluted	$0.03	$0.12	$0.08	$0.15	$0.39	$0.23	$0.29
Weighted average common shares outstanding:
Basic	16,260	23,160	31,200	32,106	35,124	35,087	35,871
Diluted	21,060	24,483	32,967	34,146	36,774	37,125	38,064
Dividends declared	$6	$872	$2,826	$3,640	$5,000	$—	$—

(1)
Effective January 1, 2002, we elected to be taxed as a "C" corporation for federal income tax purposes. Prior to this election, we were not subject to federal income taxation at the corporation level.

	At December 31,
						At September 30, 2005
	2000	2001	2002	2003	2004
	(unaudited)					(unaudited)
	In thousands
Balance Sheet Data:
Working capital(1)	$1,240	$4,981	$5,296	$13,822	$16,690	$47,847
Total assets	2,294	9,539	29,524	54,725	110,977	144,523
Total debt and capital lease obligations, including current maturities	841	4,388	16,976	22,018	45,133	56,542
Mandatorily redeemable preferred stock	—	—	—	4,698	6,692	8,488
Total stockholders' equity	640	2,822	2,827	11,865	21,237	33,750
(1)
Working capital is defined as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the captions "Risk Factors," "Selected Financial Data" and "Business."

Overview

          We are a leading developer, marketer and distributor of branded performance products for men, women and youth. Since our founding in 1995, we have grown and reinforced our brand name and image through sales to athletes and teams at the collegiate and professional level, as well as sales to consumers with active lifestyles. We believe that Under Armour is a widely recognized athletic brand known for its performance and authenticity.

          Our net revenues have grown from $5.3 million in 2000 to $263.4 million for the 12 months ended September 30, 2005. This represents a compound annual growth rate of approximately 127.2%. Our initial revenues were generated from a small assortment of compression products sold to athletes and teams at the collegiate and professional levels. We believe that our net revenue growth was driven by a growing interest in performance products and the strength of the Under Armour brand in the marketplace relative to our competitors, as evidenced by the increases in sales of our men's core product line as well as consumer acceptance of our new products. Our newer products include a women's line, which was introduced in 2003 and represented approximately 19% of net revenues for the first nine months of 2005, our Metal series, the Duplicity sports bra and a line of athletic gloves. The continued growth of our business and any future increase in our revenues, earnings or cash flows are dependent on the successful expansion of our product offerings and our consumer base. Our ability to accomplish that expansion may be impaired by the risks discussed below and under "Risk Factors."

          We plan to increase our domestic net revenues by building upon our relationships with existing customers and expanding our product offerings in new and existing retail stores. Although additional retail store openings by our largest customers do not always directly correlate to an increase in our net revenues as our products may not be carried in every such new retail store, we believe our growth has been facilitated by our largest customers opening additional retail stores since our inception. By the end of 2004, our products were offered in over 6,000 domestic retail stores, up from approximately 500 retail stores in 2000. In addition, we plan to expand our product offerings to include additional men's and women's performance products as well as expanding our products from on-field to off-field outdoor sports, including hunting, fishing, running, mountain sports, skiing and golf. In addition, new product offerings in 2006 will include football cleats.

          We believe that our products will appeal to athletes and consumers with active lifestyles around the globe. As early as 1999, the Under Armour brand has been sold through a licensee in the Japanese market place. We began selling our products in Canada through our Canadian sales office in 2003 and in the United Kingdom through independent sales agents in 2005. We plan to increase net revenues internationally by adding product offerings through our Japanese licensee and expanding our Canadian and European distribution.

          Our licensing revenue has grown from $84,000 in 2002 to $8.2 million for the 12 months ended September 30, 2005. We have entered into licensing agreements with established, high-quality manufacturers to produce and distribute Under Armour branded products to further reinforce our brand identity and increase our net revenues and gross profit. In exchange for the use of our trademarks, our licensees pay us licensing revenue based on their net sales of items such as socks, hats, bags and other accessories. We seek to continue to grow our licensing revenues by working with our existing licensees to offer additional products and increase their distribution, and by selectively entering into new licensing agreements.

          We believe that a number of trends affecting our industry have affected our results and may continue to do so. We believe there is an increasing recognition in the United States of the health benefits of an active lifestyle. As a result, growing numbers of consumers are engaging in athletics and other activities for which athletic apparel and other types of activewear are desirable. We believe this trend provides us with an expanding consumer base for our products. We also believe there is a shift in consumer demand from basic cotton products to performance products such as those we offer, which are intended to provide better performance than traditional cotton products by wicking perspiration away from the skin, helping to regulate body temperature and enhancing the wearer's comfort. We believe that these shifts in consumer preferences and lifestyles are not unique to the United States, but are occurring in a number of markets around the world, thereby increasing our opportunities to introduce our performance products to new consumer bases.

          Although we believe these trends will facilitate our growth, we also face potential challenges that could limit our ability to take advantage of these opportunities, including, among others, the risk that we may not be able to manage our rapid growth effectively. In addition, we may not consistently be able to anticipate consumer preferences and develop new products that meet changing preferences in a timely manner. Furthermore, our industry is very competitive. Our profitability may decline if we experience increasing pressure on margins, if we lose one or more of our key customers or if our competitors establish the brand loyalty of our current or potential consumers. While we seek to diversify the risk of interruptions in the supply of raw materials for our products and have what we believe is a diverse manufacturing base around the world, we may still be susceptible to macro-economic forces such as increases in the costs of raw materials, including petroleum, which is a significant component of many of our products, or other disruptions in the economy or in international trade. For a more complete discussion of the risks facing our business, see "Risk Factors."

General

          Net revenues are comprised of both net sales and licensing revenue. Our operating results are seasonal with a greater percentage of net revenues being earned in the third and fourth quarters of the year due to the fall and winter selling seasons.

          Cost of goods sold consists primarily of product costs, inbound freight and duty costs, handling costs to make products floor-ready to customer specifications, inventory obsolescence and, since June 2004, the overhead costs associated with our quick turn, Special Make-Up Shop (SMU). No cost of goods sold is associated with licensing revenues. We do not include our distribution facility costs in the calculation of the cost of goods sold, but rather include these costs as a component of our selling, general and administrative expenses. As a result, our gross profit may not be comparable to that of other companies that include distribution facility costs in the calculation of their cost of goods sold. We believe, however, that our distribution facility costs have not been of a sufficient magnitude to affect materially our gross profit for purposes of comparison.

          Our selling, general and administrative expenses consist of selling and marketing costs, payroll and related costs (excluding those specifically related to selling and marketing) and other corporate costs. Selling and marketing costs include payroll and related costs specific to selling and marketing, sales commissions paid to third parties, commercials, print ads, league and player sponsorships and depreciation expense specific to our in-store fixture program. Other corporate costs consist primarily of distribution costs and corporate facility costs.

          On January 1, 2002, we revoked our "S" corporation status and became a "C" corporation. Since becoming a taxable corporation in 2002, we have benefited from certain state tax credits, which reduced the state portion of our provision for income taxes. In 2005, our remaining state tax credits will be fully earned and, therefore, we expect our effective tax rate to increase.

          Historically, we have funded our working capital needs primarily through our existing revolving credit facility, and we have funded our capital expenditures primarily through capital leases and subordinated debt. Additionally in 2003, we issued equity and used the proceeds to extinguish certain high-interest bearing subordinated debt.

Internal Controls

          During 2004, in connection with initiatives undertaken by our new Chief Financial Officer to enhance our internal controls and accounting and reporting systems, our independent registered public accounting firm audited our financial statements as of and for the year ended December 31, 2003 and reaudited our financial statements as of and for the years ended December 31, 2001 and 2002. In the course of these audits, they identified certain matters considered to be "material weaknesses" in our internal accounting controls and the operation of those controls, resulting in a restatement of the financial statements as of and for the year ended December 31, 2002. These material weaknesses in internal controls caused our disclosure controls and procedures not to be effective at a reasonable assurance level as of the dates and for the years described above.

          A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low likelihood the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The existence of a material weakness would preclude management from concluding that internal control is effective and would preclude our independent auditors from issuing an unqualified opinion that internal controls are effective.

          The material weaknesses reported by our independent registered public accounting firm related primarily to:

  •
  deficiencies relating to limitations in the capacity of the former key finance and accounting personnel, including inadequate knowledge and understanding of generally accepted accounting principles associated with our line of business, lack of formally documented accounting policies and procedures and lack of analysis of key transactions and agreements, all of which limited our ability to gather, analyze and report information relative to our financial statement assertions;

  •
  deficiencies relating to our controls over period-end cut-off due to incomplete documentation regarding shipments to customers and from vendors, leading to the untimely substantiation and evaluation of revenue and inventory cut-off; and

  •
  deficiencies related to the lack of formally documented procedures governing information security, disaster recovery and program change management.

          We took steps during 2004 to remediate these material weaknesses, including the hiring of a Director of Internal Audit and the initiation of a company-wide internal controls improvement project. The focus of this project and the steering committee founded to oversee the project has been to design, implement and maintain a system of internal controls over period-end cut-off that will be adequate to satisfy our reporting obligations as a public company. In addition, we have hired a new Chief Information Officer, employed other qualified personnel and adopted and began to implement specific policies and procedures to address the material weaknesses associated with our information technology function. In connection with the audit by our independent public registered accountants of our financial statements as of and for the year ended December 31, 2004, our independent public registered accountants reviewed the status of their prior year internal control comments and concluded that the material weaknesses identified in connection with the prior year audits were no longer applicable as a result of the internal control and process improvements implemented during 2004 by management.

          We believe that the measures we have taken and continue to refine and implement have addressed the conditions previously identified as constituting material weaknesses and will continue to improve our internal control over financial reporting in future periods. The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. With a view toward strengthening our legal and reporting functions, we hired a general counsel in September 2005. We intend to take further action and implement further improvements as necessary.

          In anticipation of becoming a public company, we are documenting and testing our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. We must comply with Section 404 no later than the time we file our annual report for fiscal 2006 with the SEC. As part of this process, we may identify specific internal controls as being deficient. We anticipate retaining additional personnel to assist us in complying with our Section 404 obligations. We are currently evaluating whether such personnel will be retained as consultants or as our employees.

Results of Operations

          The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenues.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
In thousands
Net sales	$49,466	$113,755	$200,874	$132,616	$186,915
Licensing revenues	84	1,664	4,307	2,920	6,835

Net revenues	49,550	115,419	205,181	135,536	193,750
Cost of goods sold	26,329	64,757	109,748	73,920	100,396

Gross profit	23,221	50,662	95,433	61,616	93,354
Selling, general and administrative expenses	18,908	40,709	70,053	45,904	70,329

Income from operations	4,313	9,953	25,380	15,712	23,025
Interest expense, net	894	2,214	1,284	750	2,124

Income before income taxes	3,419	7,739	24,096	14,962	20,901
Provision for income taxes	653	1,991	7,774	4,800	8,176

Net income	$2,766	$5,748	$16,322	$10,162	$12,725

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net sales	99.8%	98.6%	97.9%	97.8%	96.5%
Licensing revenue	0.2	1.4	2.1	2.2	3.5

Net revenues	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	53.1	56.1	53.5	54.5	51.8

Gross margin	46.9	43.9	46.5	45.5	48.2
Selling, general and administrative expenses	38.2	35.3	34.1	33.9	36.3

Income from operations	8.7	8.6	12.4	11.6	11.9
Interest expense, net	1.8	1.9	0.6	0.6	1.1

Income before income taxes	6.9	6.7	11.8	11.0	10.8
Provision for income taxes	1.3	1.7	3.8	3.5	4.2

Net income	5.6%	5.0%	8.0%	7.5%	6.6%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

          Net Revenues increased $58.2 million, or 43.0%, to $193.7 million for the nine months ended September 30, 2005 from $135.5 million for the corresponding period in 2004. This increase was the result of increases in both our net sales and licensing revenue.

          Net Sales increased $54.3 million, or 40.9%, to $186.9 million for the nine months ended September 30, 2005 from $132.6 million for the corresponding period in 2004. Our men's net sales increased $29.7 million to $129.5 million for the nine months ended September 30, 2005 from $99.8 million for the corresponding period in 2004, and our women's net sales increased $18.7 million to $36.8 million for the nine months ended September 30, 2005 from $18.1 million for the corresponding period in 2004. The remaining increase in net sales was attributable to increased sales of accessories and youth products. The increase in net sales was primarily driven by continued unit volume growth of our existing products sold to retail customers and the introduction of new products, while pricing of our existing products remained relatively unchanged. In 2005, we introduced the Metal series and the UA Tech-T in the men's line and the Duplicity sports bra and a performance warm up top and bottom in the women's line. These new products collectively accounted for $15.7 million of the increase in net sales.

          Licensing Revenues increased $3.9 million to $6.8 million for the nine months ended September 30, 2005 from $2.9 million for the corresponding period in 2004. The increase in licensing revenue was a result of increased sales by our licensees due to increased distribution and new product offerings.

          Gross Profit increased $31.7 million to $93.3 million for the nine months ended September 30, 2005 from $61.6 million for the corresponding period in 2004. Gross profit as a percentage of net revenues, or gross margin, increased 2.7% to 48.2% for the nine months ended September 30, 2005 from 45.5% for the corresponding period in 2004. Gross margin related specifically to net sales (i.e., excluding licensing revenues) increased 2.0% to 46.3% for the nine months ended

September 30, 2005 from 44.3% for the corresponding period in 2004. The increase in gross margin related to net sales reflected:

  •
  a 2.3% increase due to lower product costs as a result of supplier discounts for increased volume and lower cost sourcing arrangements;

  •
  a 0.6% increase due to more accurate demand forecasting and better inventory management; and

  •
  a 0.9% decrease due to higher handling costs to make products to customer specifications for immediate display in their stores and higher overhead costs associated with our quick-turn, Special Make-Up Shop.

          Selling, General and Administrative Expenses. As a percentage of net revenues, selling, general and administrative expenses increased to 36.3% of net revenues for the nine months ended September 30, 2005 from 33.9% of net revenues for the corresponding period in 2004. Selling and marketing costs increased to 17.8% of net revenues for the nine months ended September 30, 2005 from 15.9% of net revenues for the corresponding period in 2004. The increase in selling and marketing costs as a percentage of net revenues was primarily attributable to increased marketing costs in the first half of 2005 related to our first women's advertising campaign to support our expansion of the women's category. Payroll and related costs (excluding those specifically related to selling and marketing) increased to 9.9% of net revenues for the nine months ended September 30, 2005 from 9.0% of net revenue for the corresponding period in 2004. Other corporate costs decreased to 8.6% of net revenues for the nine months ended September 30, 2005 from 9.0% of net revenues for the corresponding period in 2004.

          In dollar terms, selling, general and administrative expenses increased $24.4 million, or 53.2%, to $70.3 million for the nine months ended September 30, 2005 from $45.9 million for the corresponding period in 2004. Selling and marketing costs increased $12.9 million, or 60.3%, to $34.4 million for the nine months ended September 30, 2005 from $21.5 million for the corresponding period in 2004. The increase in selling and marketing costs primarily related to our women's media campaign, depreciation expense related to the in-store fixture program and an increase in salaries to sales personnel to support our growth. Payroll and related costs (excluding those specifically related to selling and marketing) increased $7.0 million, or 56.9%, to $19.2 million for the nine months ended September 30, 2005 from $12.2 million for the corresponding period in 2004 due to higher headcount to support our growth. Other corporate costs increased $4.5 million, or 37.3%, to $16.7 million for the nine months ended September 30, 2005 from $12.2 million for the corresponding period in 2004 due primarily to the expansion of our leased corporate office space and distribution facility.

          Income from Operations increased $7.3 million, or 46.5%, to $23.0 million for the nine months ended September 30, 2005 from $15.7 million for the corresponding period in 2004. Income from operations as a percentage of net revenues increased to 11.9% for the nine months ended September 30, 2005 from 11.6% for the corresponding period in 2004. This increase was a result of an increase in gross margin partially offset by an increase in selling, general and administrative expenses as a percentage of net revenues.

          Interest Expense increased $1.4 million to $2.1 million for the nine months ended September 30, 2005 from $0.7 million for the corresponding period in 2004. This increase was due to higher average borrowings under our existing revolving credit facility and an increase in the costs of borrowing as a result of higher interest rates.

          Provision for Income Taxes increased $3.4 million to $8.2 million for the nine months ended September 30, 2005 from $4.8 million for the corresponding period in 2004. For the nine months ended September 30, 2005 our effective tax rate was 39.1% compared to 32.1% for the corresponding period in 2004. This increase was due to an increase in our effective state tax rate, which reflected reduced state tax credits earned as a percentage of income before taxes.

          Net Income increased $2.5 million to $12.7 million for the nine months ended September 30, 2005 from $10.2 million for the corresponding period in 2004, as a result of the factors above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

          Net Revenues increased $89.8 million, or 77.8%, to $205.2 million in 2004 from $115.4 million in 2003. The increase was a result of increases in both our net sales and licensing revenue.

          Net Sales increased $87.1 million, or 76.6%, to $200.9 million in 2004 from $113.8 million in 2003. Our men's net sales increased $57.7 million to $149.9 million in 2004 from $92.2 million in 2003, and our women's net sales increased $17.7 million to $28.7 million in 2004 from $11.0 million in 2003. The remaining increase in net sales was attributable to increased sales of accessories and youth products. The increase in net sales was driven by unit volume growth and the introduction of new products. Our unit volume growth was driven primarily by increased sales to the military and law enforcement as well as increased sales in Canada. Pricing of our existing products remained relatively unchanged. The new products we introduced in 2004 included men's compression and running shorts, a line of men's fleece, a women's sports bra, women's seamless underwear and athletic gloves. These new products collectively accounted for $17.1 million of the increase in net sales.

          Licensing Revenues increased $2.6 million to $4.3 million in 2004 from $1.7 million in 2003. The increase in licensing revenue was primarily a result of increased sales by our domestic licensees.

          Gross Profit increased $44.7 million to $95.4 million in 2004 from $50.7 million in 2003. Gross margin increased 2.6% to 46.5% in 2004 from 43.9% in 2003. Gross margin related specifically to net sales (i.e., excluding licensing revenues) increased 2.3% to 45.4% in 2004 from 43.1% in 2003. This increase in gross margin related to net sales reflected:

  •
  a 2.0% increase due to more accurate demand forecasting and better inventory management;

  •
  a 0.7% increase due to lower costs paid to our overseas manufacturers for our products as a result of volume discounts; and

  •
  a 0.4% decrease due to higher overhead costs associated with our quick-turn, Special Make-Up Shop.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 34.1% of net revenues in 2004 from 35.3% of net revenues in 2003. Selling and marketing costs decreased to 16.3% of net revenues in 2004 from 17.6% of net revenues in 2003. Payroll and related costs (excluding those specifically related to selling and marketing) decreased to 8.9% of net revenues in 2004 from 9.4% of net revenues in 2003. The decreases in selling and marketing costs and payroll and related costs as percentages of net revenues were primarily due to the overall growth in our net revenues. Other corporate costs increased to 8.9% of net revenues in 2004 from 8.3% of net revenues in 2003 due primarily to increased corporate facility and distribution costs.

          In dollar terms, selling, general and administrative expense increased $29.4 million, or 72.1%, to $70.1 million in 2004 from $40.7 million in 2003. Selling and marketing costs increased $13.2 million, or 65.0%, to $33.5 million in 2004 from $20.3 million in 2003 primarily due to higher headcount, sales commissions and depreciation expense related to our in-store fixture program. Payroll and related costs (excluding those specifically related to selling and marketing) increased

$7.5 million, or 69.4%, to $18.3 million in 2004 from $10.8 million in 2003 primarily due to higher headcount to support our growth. Other corporate costs increased $8.7 million, or 90.6%, to $18.3 million in 2004 from $9.6 million in 2003 due primarily to additional corporate facility costs and additional distribution costs. These dollar increases were offset by our increased net revenues.

          Income from Operations increased $15.4 million, or 155.0%, to $25.4 million in 2004 from $10.0 million in 2003. Income from operations as a percentage of net revenues increased to 12.4% in 2004 from 8.6% in 2003. This increase was a result of the increase in gross margin and a decrease in selling, general and administrative expenses as a percentage of net revenues for the year.

          Interest Expense decreased $0.9 million to $1.3 million in 2004 from $2.2 million in 2003. The decrease in interest expense was primarily attributable to our redemption of high-interest bearing subordinated debt with proceeds received from the sale of equity in the third quarter of 2003.

          Provision for Income Taxes increased $5.8 million to $7.8 million in 2004 from $2.0 million in 2003, resulting in an effective tax rate of 32.3% in 2004 compared to 25.7% in 2003. This increase was due to an increase in our effective state tax rate, which reflected reduced state tax credits earned as a percentage of income before taxes.

          Net Income increased $10.6 million to $16.3 million in 2004 from $5.7 million in 2003, as a result of the factors above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Net Revenues increased $65.8 million, or 132.9%, to $115.4 million in 2003 from $49.6 million in 2002. The increase was a result of increases in both our net sales and licensing revenue.

          Net Sales increased $64.3 million, or 130.0%, to $113.8 million in 2003 from $49.5 million in 2002. Our men's net sales increased $46.5 million to $92.2 million in 2003 from $45.7 million in 2002. Our men's net sales growth was primarily attributable to unit volume growth in sales of our existing products due to more of our products being carried by large retail chains, and the introduction of new products. The men's new products included Performance Grey products and a men's underwear line, which collectively represented approximately $7.0 million of the increase in net sales. During 2003 we also introduced our women's product line, which resulted in additional revenues of $10.9 million compared to 2002. The remaining revenue increase was attributable to net sales of our youth products.

          Licensing Revenues increased to $1.7 million in 2003 from $0.1 million in 2002. The increase in licensing revenue was primarily a result of two new domestic licensing agreements entered into during 2003.

          Gross Profit increased $27.5 million to $50.7 million in 2003 from $23.2 million in 2002. Gross margin decreased 3.0% to 43.9% in 2003 from 46.9% in 2002. Gross margin related specifically to net sales (i.e., excluding licensing revenues) decreased 3.7% to 43.1% in 2003 from 46.8% in 2002. This decrease in gross margin related to net sales was primarily attributable to a greater portion of our net sales being comprised of sales to our largest retail customers, who typically demand higher volume discounts.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 35.3% of net revenues in 2003 from 38.2% of net revenues in 2002. Selling and marketing costs increased to 17.6% of net revenues in 2003 from 17.2% of net revenues in 2002. Payroll and related costs (excluding those specifically related to selling and marketing) decreased to 9.4% of net revenues in 2003 from 11.3% of net revenues in 2002. Other corporate costs decreased to 8.3% of net revenues in 2003 from 9.7% of net revenues in 2002.

          In dollar terms, selling, general and administrative expenses increased $21.8 million, or 115.3%, to $40.7 million in 2003 from $18.9 million in 2002. Selling and marketing costs increased $11.8 million, or 138.9%, to $20.3 million in 2003 from $8.5 million in 2002 due to an increased investment in sales and marketing to generate future sales growth. Payroll and related costs (excluding those specifically related to selling and marketing) increased $5.2 million, or 92.9%, to $10.8 million in 2003 from $5.6 million in 2002 due to higher headcount to support our growth. Other corporate costs increased $4.8 million, or 102.1%, to $9.6 million in 2003 from $4.8 million in 2002 due to additional corporate facility and product creation costs. These dollar increases were offset by our increased net revenues.

          Income from Operations increased $5.7 million, or 130.8%, to $10.0 million in 2003 from $4.3 million in 2002. Income from operations as a percentage of net revenues decreased to 8.6% in 2003 from 8.7% in 2002. The decrease was a result of a decrease in gross margin and an increase in selling, general and administrative expenses as a percentage of net revenues.

          Interest Expense increased $1.3 million to $2.2 million in 2003 from $0.9 million in 2002, primarily as a result of higher interest rates associated with our subordinated debt outstanding for the first three quarters of 2003.

          Provision for Income Taxes increased $1.3 million to $2.0 million in 2003 from $0.7 million in 2002, resulting in an effective tax rate of 25.7% in 2003 compared to 19.1% in 2002. This increase was due to an increase in our effective state tax rate, which reflected reduced state tax credits earned as a percentage of income before taxes.

          Net Income increased $2.9 million to $5.7 million in 2003 from $2.8 million in 2002, as a result of the factors above.

Seasonality and Quarterly Results

          Historically, we have recognized over 75% of our income from operations in the third and fourth quarters due to significant increases in sales during the fall season. Most of our marketing plans are driven by the fall season, and many customers buy our products in preparation for this season. In particular, more of our higher priced items are sold during the third and fourth quarters. Comparatively, 65.8% and 67.2% of our net revenues were generated during the last two quarters of 2004 and 2003, respectively. Accordingly, we tend to have higher levels of receivables in the third and fourth quarters and higher levels of cash in-flows from these receivables in the first and fourth quarters. Nonetheless, we believe that our seasonality may be somewhat overstated due to our significant growth in net revenues. For example, net revenues for the third and fourth quarters of 2004 represented 55.8% of our total net revenues for the 12 months ended June 30, 2005.

          The level of our working capital reflects the seasonality of our business. We expect inventory, accounts payable and accrued expenses to be higher in the second and third quarters in preparation for the fall selling season.

          The following tables set forth certain unaudited financial information for the periods indicated. The data is prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. All recurring, necessary adjustments are reflected in the data below.

Quarterly Results of Operations

	Quarter Ended (unaudited)
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
In thousands
Net revenues	$18,629	$19,213	$32,773	$44,804	$39,267	$30,876	$65,393	$69,645	$58,186	$48,958	$86,606
Gross profit	8,426	7,939	14,020	20,277	17,883	13,891	29,842	33,817	25,837	24,552	42,965
Operating income	1,515	206	1,750	6,482	4,541	828	10,343	9,668	4,894	3,648	14,483
	Quarter Ended (unaudited)
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
As a % of annual amount
Net revenues	16.1%	16.6%	28.4%	38.8%	19.1%	15.0%	31.9%	33.9%
Gross profit	16.6	15.7	27.7	40.0	18.7	14.6	31.3	35.4
Operating income	15.2	2.1	17.6	65.1	17.9	3.3	40.7	38.1

Liquidity and Capital Resources

          Our cash requirements are principally for working capital and capital expenditures, including improvements to our distribution facilities and corporate infrastructure and expanding our in-store fixture program. Our need for working capital is seasonal, with the greatest requirements from July through the end of October each year as a result of our inventory build-up during this period for our fall and winter selling seasons. Historically, our main sources of liquidity have been borrowings under our existing revolving credit facility, borrowings under capital lease lines and in 2003 the sale of equity. In 2005 and 2006, we anticipate that our capital expenditures will be approximately $13.5 million per year.

          The following table presents the major components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
In thousands
Net cash provided by (used in):
Operating activities	$(7,600)	$(9,702)	$(8,851)	$(9,466)	$2,497
Investing activities	(291)	(2,285)	(8,683)	(6,247)	(8,227)
Financing activities	8,388	11,860	18,004	16,113	5,014
Effect of exchange rates	—	—	(52)	(24)	(45)

Net increase (decrease) in cash and cash equivalents	$497	$(127)	$418	$376	$(761)

          Operating activities consist primarily of net income adjusted for certain non-cash items, including depreciation, deferred income taxes, provision for doubtful accounts and other discounts and the effect of changes in operating assets and liabilities, principally accounts receivable, inventories, accounts payable and accrued expenses.

          For the nine months ended September 30, 2005, cash provided by operating activities increased $12.0 million to $2.5 million compared to cash used in operating activities of $9.5 million for the corresponding period in 2004. The increase was due to an increase in net income and non-cash items of $2.5 million and $1.4 million, respectively, coupled with lower cash outflows from operating assets and liabilities of $8.1 million. Non-cash items increased primarily as a result of higher depreciation and amortization from the acquisition of additional assets. The net decrease in cash outflows from operating assets and liabilities was primarily the result of better inventory forecasting, which reduced the build up of inventory levels for the fall and winter selling seasons, offset by increased cash outflows in accounts payable and accrued expenses. Cash outflows from accounts payable increased due to a reduction in our days payable outstanding and cash outflows from accrued expenses increased due to the payment of higher bonuses during the nine months ended September 30, 2005 compared to the bonus payments made in the corresponding period of 2004.

          Net cash used in operating activities was $8.9 million, $9.7 million and $7.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Net cash outflows primarily related to the buildup of inventories in anticipation of increased net sales in the spring and summer seasons, coupled with higher accounts receivable due to higher net sales as compared to prior years. These cash outflows were partially offset by higher net income; increases in depreciation and amortization from the acquisition of additional assets; higher levels of allowances for doubtful accounts and discounts from the increased levels of accounts receivable; and increases in accounts payable due to our suppliers from higher inventory levels.

          Investing Activities relate almost entirely to capital expenditures. Cash used in investing activities increased $2.0 million to $8.2 million for the nine months ended September 30, 2005 from $6.2 million for the corresponding period in 2004. This increase in cash used in investing activities represents the initial costs of our new enterprise resource system, or ERP, the continued investment in our in-store fixture program, enhancements to the distribution facility and the expansion of two retail outlet stores. Cash used in investing activities for 2004, 2003 and 2002 were $8.7 million, $2.3 million and $0.3 million, respectively. Capital expenditures over these three years were due to the expansion of our distribution center, the creation of the quick turn, Special Make-Up Shop, investing in our in-store fixture program, expansion of space of our corporate headquarters and the build-out of our first two retail outlet stores.

          In June 2004, we moved our distribution facility to Glen Burnie, Maryland, approximately 15 miles from our Baltimore, Maryland headquarters. As a result of the improvements already made to the facility and the excess available space, we believe the building will be adequate to meet our needs for the next several years.

          In addition, in June 2005, we entered into an agreement to license a new enterprise resource system, or ERP, to support our growth. We have also signed an agreement with a consulting firm as implementation partner of the ERP system. Implementation began in July 2005, and we expect to commence utilization of the system in the second half of 2006. Our total capital investment in connection with the implementation is expected to be approximately $10.5 million over a five-year period.

          Financing Activities consist primarily of our net borrowing under our prior revolving credit facility, proceeds from subordinated debt, payments on capital lease obligations and the payment of dividends. Cash provided by financing activities decreased $11.1 million to $5.0 million for the nine months ended September 30, 2005 from $16.1 million for the corresponding period in 2004. The decrease in cash provided by financing activities was primarily due to reduced borrowings under the revolving facility portion of our senior secured credit facility in 2005 compared to the corresponding period in 2004 and a $5.0 million dividend payment in January 2005. In 2004, financing activities provided $18.0 million in cash primarily from borrowings under our prior revolving credit facility. In 2003, financing activities provided $11.9 million in cash primarily from the net proceeds from the sale of equity and borrowings under our prior revolving credit facility, partially offset by dividends paid. In 2002, financing activities provided $8.4 million in cash primarily from borrowings under our prior revolving credit facility.

          We believe that our cash flows from operations and borrowings available to us under our senior secured credit facility, together with the net proceeds from this offering, will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months.

          Our ability to access these sources of liquidity may be negatively impacted by a decrease in demand for our products and the requirement that we meet certain borrowing conditions under our senior secured credit facility, as well as the other factors described in "Risk Factors." In addition, we may make discretionary capital improvements with respect to our distribution facility or other systems, which we would expect to fund through the issuance of debt or equity securities or other external financing sources to the extent we were unable to fund such capital expenditures out of cash flows from operations. We expect that we will invest up to $13.5 million during all of 2005 on our in-store fixture program and other infrastructure related costs through existing capital lease lines available to us and subordinated debt. At September 30, 2005, we had approximately $12.6 million of availability pursuant to our subordinated debt facility.

Credit Facilities

          On September 30, 2005, we entered into an amended and restated senior secured credit facility with The CIT Group/Commercial Services, Inc. ("CIT"), as agent for itself and other lenders, Wachovia Bank, National Association, as documentation agent, and Sun Trust Bank, as syndication agent. The facility is comprised of a committed revolving credit facility of up to $75.0 million (based on the current value of our accounts receivable and inventory, as determined in accordance with the provisions of the revolving credit facility) and a $25.0 million term facility, or the term loan. We have the option to increase the size of the revolving portion of the facility to $100.0 million if certain conditions are satisfied, including compliance with certain financial covenants. If we were not required to repay all amounts outstanding under the term loan from the net proceeds from this offering (or if we do not complete this offering), we would be required to repay the principal amount under the term loan in quarterly installments based on a seven-year amortization period with the first payment due on March 31, 2006 and the final payment due on March 31, 2009. The revolving credit facility must be repaid in full in 2010.

          The revolving credit facility of our senior secured credit facility bears interest on the outstanding balance equal to either, at our option, the Base Rate (as defined in the facility) plus the Applicable Margin (as defined in the facility) or LIBOR (as defined in the facility) plus the Applicable Margin (as defined in the facility). The term loan bears interest at a per annum rate equal to either, at our option, the Base Rate plus 3.0% or LIBOR plus 5.5%.

          The facility contains a number of restrictions that will limit our ability, among other things, to borrow money; pledge our accounts receivable, inventory, intellectual property and most of our other assets as security in other borrowings or transactions; pay dividends on stock, redeem or acquire any of our securities; sell certain assets; make certain investments; guaranty certain obligations of third parties; undergo a merger or consolidation; or engage in any activity materially different from those presently conducted by us.

          The facility also provides the lenders with the ability to reduce the valuation of our inventory and receivables and thereby reduce our ability to borrow under the revolving credit facility even if we were in compliance with all of the conditions of the facility. In addition, we are required to comply with certain financial covenants in the event we fail to maintain a minimum borrowing availability of $15.0 million (or $20.0 million if the commitments have been increased to $100.0 million). These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under our senior secured credit facility could result in a default under the facility. This could cause the lenders to accelerate the timing of payments and exercise their lien on essentially all of our assets. Failure to comply with our operating or financial covenants could result from, among other things, changes in our results of operations or general economic changes.

          On September 30, 2005, we also amended and restated our credit approved receivables agreement with CIT. Under this agreement we have the ability to enhance the collectibility of a portion of our accounts receivable while CIT assumes the credit risk, up to a customer-specific maximum amount, for certain approved receivables that we identify if the receivables are not paid solely as a result of a customer's financial inability to pay on such approved receivables and subject to, among other things, our performing certain collection and reporting procedures. The receivables agreement enhances our ability to borrow under our revolving facility because we receive greater credit for receivables approved by CIT in calculating the borrowing base under the revolving facility than for other eligible receivables. We pay CIT a fee, which to date has not been material, based on the amount of receivables approved by CIT under the receivables facility. We retain the credit risk associated with the approved receivables, for which we increase our allowance for doubtful accounts based on historical levels, until such time as the customer demonstrates its financial inability to pay the receivable. Historically, we have enhanced the collectibility of at least 40% of our total accounts receivable balance and plan to enhance the collectibility of at least 30% in 2005. Through September 30, 2005, we had no instances of submitting accounts under this program to CIT for collection and therefore CIT has not absorbed any credit risk in connection with any approved receivables.

Subordinated Debt

          In March 2005, the company obtained term debt financing with SunTrust Bank in order to fund certain furniture and fixture acquisitions up to a maximum of $17.0 million. Total outstanding borrowings under this agreement were approximately $4.4 million as of September 30, 2005. The fixed interest rate on the term debt is 5.6%. Collateral on the term debt is certain furniture and fixtures obtained through the debt.

          In December 2003, we entered into a master loan and security agreement with Wachovia Bank, N.A. that is subordinate to our senior secured credit facility. Wachovia can, at its discretion, make loans to us upon our request under this facility up to a maximum amount of $1.25 million. This facility is secured by a first priority security interest on the equipment, furniture or fixtures purchased with the funds borrowed. The master loan and security agreement bears interest at 6.97% annually and principal and interest payments are due monthly. Although the master loan and security agreement does not have a fixed term, our payment obligations under our current borrowings run through February 2006. To date, we have twice borrowed under this facility to finance the acquisition of furniture and fixtures, and at September 30, 2005, the outstanding principal balance was approximately $0.3 million.

Contractual Commitments and Contingencies

          We lease certain buildings and equipment under non-cancelable capital and operating leases. The leases expire at various dates through 2009, excluding extensions at our option, and contain various provisions for rental adjustments. The operating leases generally contain renewal provisions for varying periods of time. Our significant contractual obligations and commitments as of December 31, 2004 and September 30, 2005 are summarized in the following table:

	Payments Due by Period
In thousands	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
Contractual obligations(1)
As of December 31, 2004
Sponsorships	$1,290	$786	$476	$28	$—
Subordinated debt obligations	750	650	100	—	—
Capital (finance) lease obligations	6,036	3,176	2,413	447	—
Operating lease obligations	7,666	2,502	3,865	1,299	—

Total contractual obligations	$15,742	$7,114	$6,854	$1,774	$—

As of September 30, 2005
Sponsorships	$1,183	$697	$466	$20	$—
Term debt	25,000	2,679	7,142	7,142	8,037
Subordinated debt obligations	4,319	1,721	2,440	158	—
Capital (finance) lease obligations	4,122	2,086	1,469	567	—
Operating lease obligations	9,090	3,184	5,076	830	—

Total contractual obligations	$43,714	$10,367	$16,593	$8,717	$8,037

(1)
These tables exclude interest expense attributable to our variable interest rate debt instruments, including our senior secured credit facility. For the year ended December 31, 2004, interest expense attributable to these debt instruments, including our prior credit facility with CIT, was approximately $1.0 million. These tables also exclude the $12.0 million redemption amount of our Series A preferred stock. These tables include amounts outstanding under our term loan, in accordance with its maturity schedule, as set forth in the agreement governing our senior secured credit facility. Upon consummation of this offering the term loan will be repaid in full.

Off-Balance Sheet Arrangements

          We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies and Estimates

          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must be made about the disclosure of contingent liabilities as well. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the critical accounting policies that are necessary to understand and evaluate our reported financial results.

          Revenue Recognition.    Net sales are recognized upon the transfer of title and risk of ownership to customers and are recorded net of discounts, customer-based incentives and returns. Transfer of title and risk of ownership are based upon shipment under free on-board (FOB)

shipping-point contract terms. Provisions for sales discounts earned and customer-based incentives are based on contractual obligations with customers. Returns are estimated at the time of sale based on historical experience. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees.

          Sales Returns, Allowances and Discounts.    We record reductions to revenue for estimated customer returns, allowances and discounts. We base our estimates on historical rates of customer returns and allowances as well as the specific identification of outstanding returns and allowances that have not yet been received by us. We record reductions to gross sales for customer-based incentives, which include volume-based discounts and cooperative advertising credits. We base our estimates for customer returns, allowances and discounts primarily on anticipated sales volume throughout the year. The actual amount of customer returns, allowances and discounts, which is inherently uncertain, may differ from our estimates. If we determined that actual or expected returns, allowances or discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase, as appropriate, to net sales in the period in which we made such a determination.

          Reserve for Uncollectible Accounts Receivable.    We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determined that a smaller or larger reserve was appropriate, we would record a charge to selling, general and administrative expense in the period in which we made such a determination. The risk associated with uncollectible accounts receivable is mitigated by our enhancing the collectibility of certain invoices arising from the sale of inventory through a credit approved receivables agreement with CIT. Under the agreement, CIT assumes the credit risk for certain approved receivables subject to our performing certain collection and reporting procedures. Historically, we have enhanced the collectibility of at least 40% of our total accounts receivable balance and expect to enhance the collectibility of at least 30% in 2005.

          Inventory Valuation and Reserves.    We value our inventory at the lower of cost, using the first-in, first-out method, or market value. Market value is estimated based upon assumptions made about future demand and retail market conditions. If we determine that the estimated market value of our inventory is less than the carrying value of such inventory, we provide a reserve for such difference as a charge to cost of goods sold. If actual market conditions are more or less favorable than those projected by us, further adjustments may be required that would decrease or increase, as applicable, our cost of goods sold in the period in which they were recorded.

          Long-Lived Assets.    The acquisition of long-lived assets, including furniture and fixtures, office equipment, leasehold improvements, computer hardware and software and in-store fixtures, is recorded at cost and this cost is depreciated over the asset's estimated useful life. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans or changes in anticipated cash flows. When factors indicate that an asset should be evaluated for possible impairment, we review long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value.

          Income Tax Provision.    We estimate what our effective tax rate will be for the full year and record a quarterly income tax provision in accordance with the anticipated effective annual tax rate. As the year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This continual process periodically results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate.

          Stock-Based Compensation.    We apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock-based compensation. In accordance with APB 25, we do not recognize compensation expense for grants of stock rights to employees with exercise prices equal to or greater than the fair market value of common stock at the date of the grant. Compensation expense associated with grants of stock rights with fair market value in excess of the exercise price are recognized in selling, general and administrative expenses ratably over the vesting period in accordance with Financial Interpretation Number No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." For the years ended December 31, 2004, 2003 and 2002, we did not recognize any compensation expense associated with grants of stock rights. We have not elected the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure."

New Accounting Pronouncements

          During December 2004, the Financial Accounting Standards Board (the "FASB") enacted SFAS 123-revised 2004, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123, and supersedes APB 25. SFAS 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. We are required to adopt SFAS 123R during the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 2 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for fiscal 2002 through fiscal 2004 and the nine-month periods ended September 30, 2005 and 2004, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. We are evaluating the requirements under SFAS 123R and expect the adoption will have an impact on our consolidated results of operations and net income per share; however it will not have an effect on our overall cash flow. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

          During November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. SFAS 151 will be effective for financial statements for fiscal years beginning after June 15, 2005. This SFAS amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). We do not expect SFAS 151 to have a material impact on our consolidated financial statements.

Qualitative and Quantitative Disclosures About Market Risk

          Interest Rates.    Because our senior secured credit facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates. The revolving portion of this facility will bear interest on the outstanding balance equal to either, at our option, the Base Rate plus the Base Rate Applicable Margin (currently -0.5%) or LIBOR plus the LIBOR Applicable Margin (currently 2.0%). The term loan, which we will be required to repay in full upon completion of this offering, bears interest at a per annum rate equal to either, at our option, the Base Rate plus 3.0% or LIBOR plus 5.5%. A hypothetical 100 basis-point increase from the current interest level on $48.1 million, the amount outstanding under our existing revolving facility and our term facility at September 30, 2005, would result in approximately a $0.5 million increase in interest expense over a one-year period under the revolving facility portion of our senior secured credit facility to be entered into prior to this offering. A hypothetical 100 basis-point decrease from the current interest level would result in approximately a $0.5 million decrease in interest expense over a one-year period. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts and interest rate swaps. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

          Foreign Exchange.    We currently generate a minimal amount of our net revenues in Canada and the United Kingdom. The reporting currency for our consolidated financial statements is U.S. Dollars. To date, net revenues generated outside of the United States have not been significant. As a result, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future. However, as our net revenues generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada), as the U.S. Dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. Dollars upon consolidation. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Inflation

          Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

BUSINESS

Overview

          Under Armour is a leading developer, marketer and distributor of branded performance products for men, women and youth. We endeavor to build each and every Under Armour product with superior fabrication and design innovation. We design and sell a broad offering of apparel and accessories that utilize a variety of synthetic microfiber fabrications. These technologically advanced products are designed to wick perspiration away from the skin, help regulate body temperature, enhance comfort and mobility and improve performance regardless of the weather condition. We believe that Under Armour has achieved a reputation for quality, performance and authenticity on the field through these innovative products that have established acceptance among top professional, collegiate and Olympic teams and athletes, active outdoor enthusiasts, elite tactical professionals and consumers with active lifestyles. The broadening consumer demand for our products is evidenced by our rapid net revenues growth from $5.3 million in 2000 to $263.4 million for the 12 months ended September 30, 2005, representing a compound annual growth rate of approximately 127.2%. Our operating income has increased from $0.7 million in 2000 to $32.7 million for the 12 months ended September 30, 2005, representing a compound annual growth rate of approximately 124.1%.

          Our business began in 1995 as an idea of our founder and Chief Executive Officer, Kevin A. Plank, then special teams captain for the University of Maryland football team. Tired of repeatedly changing the cotton T-shirt under his jersey as it became wet and heavy during the course of a game, Mr. Plank set out to develop a next generation shirt that would remain drier and lighter. A year of fabric and product testing resulted in the first Under Armour compression product — a synthetic shirt worn beneath an athlete's uniform or equipment that provided a snug fit, like a second skin, and remained drier and lighter. Since then, our products have evolved and expanded to include a wide variety of shirts, shorts, underwear, outerwear, gloves and other offerings, but our focus has remained the same—to replace basic cotton products with innovative performance products that enable the wearer to feel drier, lighter and more comfortable.

          While the technology behind our performance products is complex, the Under Armour merchandising story remains simple. Our products are merchandised as different product lines, which we refer to as gearlines, that clearly communicate the condition or uses for which they were designed. Our gearlines include HeatGear to wear when it is hot, ColdGear to wear when it is cold and AllSeasonGear to wear when conditions are between the two. Within each gearline our apparel comes in three fit types: compression (tight fitting), fitted (athletic cut) and loose (relaxed).

          We believe our marketing and branding strategy has been instrumental in driving sales and building equity in the Under Armour brand. This two-part strategy begins by selling our products to team equipment managers and directly to high profile athletes, most notably in the National Football League, Major League Baseball, the National Hockey League and major collegiate and Olympic sports. Additionally, we highlight the use of our products by professional athletes through our advertising and public relations efforts. Although sales to high profile athletes and teams comprised less than 1% of our net revenues for the nine months ended September 30, 2005, we believe this strategy has a trickle down effect from the upper echelon of sports and strengthens our brand authenticity while building consumer demand.

          Our products are offered worldwide in over 8,000 retail stores, up from approximately 500 retail stores in 2000, and sales to retail stores comprised over 90% of our total net revenues for the nine months ended September 30, 2005. Under Armour products can currently be purchased across the United States, Canada, Japan and the United Kingdom through large format national and regional chains, as well as smaller, independent and specialty retailers. Our principal customers include sporting goods retailers, such as Dick's Sporting Goods, The Sports Authority, Modell's

Sporting Goods and Hibbett Sporting Goods; hunting and fishing, mountain sports and outdoor retailers such as REI, Gander Mountain, Cabela's and Bass Pro Shops; and The Army and Air Force Exchange Service. We also sell our products directly to athletes and other users through our sports marketing group, to consumers through four retail outlet stores and through our website and toll-free call center. We market our brand and products directly to consumers through traditional advertising media, including network television advertisements, multimedia and innovative in-store retail fixturing. Our marketing also includes creative initiatives, such as our award-winning "Protect This House" campaign, and product placement in film, television and video game programming.

Our Competitive Strengths

          We believe there is a growing movement among athletes and consumers with active lifestyles toward using performance products such as Under Armour. Our goal is to continue to penetrate the markets for basic cotton products such as T-shirts, shorts, sweats and undergarments and to replace those products with Under Armour performance gear. We believe that our strengths, which include the following, have enabled us to generate strong financial performance by taking advantage of these changes in consumer preferences:

  •
  Powerful Brand Identity.    We believe we have positioned our brand to represent a leading choice in performance products for athletes. We strive to demonstrate on-field authenticity to consumers by first establishing the brand loyalty of professional, collegiate and Olympic athletes and teams, including through the development of formal relationships as official suppliers to high profile teams and leagues, and we have entered into endorsement agreements with a growing number of male and female athletes. In addition, a number of teams and athletes purchase our products outside of these formal relationships. We believe the combination of on-field authenticity, marketing and brand building will continue to define Under Armour as an authentic athletic lifestyle brand and drive broader demand for our products.

  •
  Focus on Product Performance.    Since the introduction of our first compression T-shirt in 1996, we have maintained a singular focus on creating a full range of performance products in a variety of styles and fits. We incorporate advanced fabrications and manufacturing techniques into products that wick perspiration away from the skin, help regulate body temperature and enhance comfort and mobility and that are designed to improve the athlete's performance in all weather conditions. All of our apparel products are designed to deliver superior performance with advanced fabrication and design innovation. Key elements of our products' performance include:

•	a moisture transport system that wicks perspiration away from the skin, allowing the product to dry rapidly and not retain water weight;
•	fit and durability through our power stretch fabrication;
•	an anti-microbial finish to reduce garment odor; and
•	the ability to hold color after significant wear and washing.
  •
  Simple Merchandising Story.    While the technology and fabrics used in our products are complex, our merchandising story remains simple. We communicate the technical aspect of our products to consumers by merchandising our products as gearlines based on climate and use. We strengthen this gearline message with consistent color-coding in our advertising, fixturing, point-of-purchase displays and product hangtags (red for HeatGear, blue for ColdGear and orange for AllSeasonGear). This simple message is intended to provide clarity for consumers and retailers, as well as a focused framework for developing and marketing new products.

  •
  Customer Satisfaction.    We believe we have established a reputation for delivering high-quality performance products in a timely manner, in accordance with our retailers' delivery requirements, and supported by a consistent merchandising and marketing message. We also believe that our high level of service, combined with strong consumer demand for our products and our focused distribution strategy, produces substantial customer satisfaction and loyalty. For example, major U.S. sporting goods retailers voted us Sporting Goods Business Magazine's "Apparel Supplier of the Year" for each of the last four years.

  •
  Proven Management Team and Culture Focused on Innovation.    Our founder and Chief Executive Officer, Kevin A. Plank, has fostered a corporate culture based on innovation as we have expanded from the original compression T-shirt to the broad product line we offer today. We have built a dynamic and talented senior management team by supplementing our core base of Under Armour brand experts with carefully selected individuals who possess substantial experience in the apparel and sporting goods industries, all while maintaining our innovative and energetic culture.

Growth Strategy

          We intend to continue to increase net revenues and profitability by strengthening our position in the sports apparel market and growing our market. Specific elements of our strategy for continued growth include the following:

  •
  Build Our Core Business.    The cornerstone of our business has historically been our men's product offering. We are focused on growing that business with our existing base of retail partners by working to increase floor space dedicated to our products and gaining placement outside the sports apparel section of each store, such as areas devoted to equipment and outdoor products. We will continue to endeavor to create and provide retailers with what we believe are aggressive, exciting and unique product displays, such as our "Big E" mannequin, modeled after Eric Ogbogu, the 6'4", 275-pound NFL defensive end, and brand-building fixtures that emphasize our association with sport and competition, and we will concentrate on tailoring our supply and distribution logistics in response to the specific demands of our customers. We currently prepare our products to meet our customers' "on-floor" specifications by packaging orders for individual customer stores with pre-ordered hangers and price-stickers, which enable these customers to quickly display our products for sale. We also have a team of sales representatives who are dedicated to our large customers, who analyze on a weekly basis our top-selling products and notify these customers of the results of these analyses to enable them to more precisely forecast demand and inventory levels of our products. By assisting our customers in selling our products more efficiently and more profitably, we believe we are able to increase the exposure and turnover of our products and increase our sales.

  •
  Target Additional Consumer Segments.    We continually seek to target new consumer segments for our performance products. We are aggressively expanding our offering of performance products for women and recently launched our first advertising campaigns targeted exclusively towards women, including a national television and print publication campaign. We strive to establish authenticity by selling our products to nearly 400 women's sports teams at NCAA Division I-A colleges, and we are expanding our product offerings for youth. Additionally, we intend to target additional consumers by adding stores with existing customers, including outdoor, hunting and fishing and mountain sports retailers, and to expand our direct-to-consumer presence through our website and our retail outlet stores.

  •
  Broaden Product Offering.    We seek to develop and introduce new and innovative products, including recent additions to our product offerings such as:

•	our Metal series, which is designed to maximize moisture transport, thereby keeping the wearer drier and more comfortable;
•	our UA Tech-T, a synthetic shirt that is designed to look and feel like cotton, but features performance characteristics similar to our loose-fit HeatGear; and
•
the Duplicity sports bra, which is intended to provide the wearer with comfort and support during intense physical activity through its reversible design and by combining our HeatGear fabric with a smooth, small-hole mesh for enhanced moisture transport.
Through our gearlines, we provide branded offerings throughout our retailers' selling seasons, and we continue to expand these lines to address consumer demands by expanding the fits, styles and colors of our current offerings. We have expanded our offerings through the introduction of products at different price levels, enabling us to compete more successfully and grow our consumer base. We have also developed styles, colors and fabrications of our products for use in outdoor activities. In addition, we intend to enter the footwear market with a line of football cleats for the fall 2006 season.
  •
  Introduce Performance Products Globally.    We believe the trend toward performance products is global, and we are working to introduce our products and simple merchandising story to athletes throughout the world. Consistent with our domestic branding strategy, we are working with professional and university athletes and teams to gain on-field placement and authenticity, such as placement of our product with soccer teams in the English Premier League.

Our Market

          Our performance products are designed for use in a variety of sports and other activities. We currently focus on marketing and selling our products to consumers for use in athletics and outdoor activities and for use as casual apparel.

          Sports Apparel.    These products include items such as long and short sleeve T-shirts, shorts, sweats, socks and other related products. Historically, these products have been constructed from cotton and other similar fabrics that do not wick moisture as effectively as our products. According to NPD Fashionworld, a division of The NPD Group, based on Consumer Estimated data the U.S. retail market for sports apparel was approximately $38.8 billion in 2004. Of that amount, approximately $12.0 billion consisted of active sports apparel or apparel purchased with the intent to be used in an active sport, which represents an increase of 4.9% over 2003. In addition, SportsScanINFO estimates retail sales in the compression market at $415.7 million in 2004, up from $326.7 million in 2003, an increase of 27.2%. SportsScanINFO also estimates that as of 2004, we had a 73% share of the market for compression tops and bottoms, which was more than seven times that of our nearest competitor. We believe that a large market opportunity exists in replacing these basic cotton products with performance products based on alternative fabrics that are designed to provide superior comfort and performance.

          Outdoor Recreation.    We have recently begun to market our ColdGear and HeatGear products in traditional outdoor-activity colors, including brown, green and camouflage, for use in activities such as hunting, fishing, hiking and mountain sports. We believe this is a large, attractive market that should also find our products appealing because many of the features of our products that are desirable for athletic and on-field use, such as Coldgear's warming and drying and HeatGear's cooling and drying characteristics, are likely to be useful in outdoor recreation activities where the wearer is exposed to similar natural elements and conditions.

          International.    The Canadian market is a natural extension of our products and brand recognition in the United States initially driven by our direct sales to several National Hockey League teams. Additionally, our current licensing arrangement with Dome Corporation in Japan allows us to pursue the Japanese sports apparel market. We are also expanding into the European sports apparel market, beginning with the United Kingdom.

Our Products

          Our products are engineered to replace cotton in the world of athletics and fitness with performance alternatives designed and merchandised along gearlines. Our products are offered in a variety of styles and fits intended to enhance comfort and performance. We offer products for men, women and youth that extend across the sporting goods, outdoor and active lifestyle markets. Within each gearline our garments come in three fit types: compression (tight fitting), fitted (athletic cut) and loose (relaxed). We market our products at multiple price levels and seek to provide all consumers what we believe to be a superior alternative to cotton and other traditional products.

          Our three primary gearlines are marketed to tell a very simple story about our highly technical products. We market our products for consumers to choose HeatGear when it is hot, ColdGear when it is cold and AllSeasonGear between the extremes.

          HeatGear.    HeatGear is designed to be worn in warm to hot temperatures under equipment or as a single layer. Our first compression T-shirt was the original HeatGear product and remains our signature style. While a sweat soaked cotton T-shirt can weigh two to three pounds, HeatGear is engineered with a microfiber blend and features our Moisture Transport System that ensures the body will stay cool, dry and light. We offer HeatGear in a variety of tops and bottoms in a broad array of colors and styles for wear in the gym or outside in warm weather, making it our top-selling year-round gearline. Compression fit HeatGear, which reduces muscle fatigue, is particularly popular for training sessions and competition. In 2004, sales of HeatGear represented 67% of our net sales.

          ColdGear.    Because athletes sweat in cold weather as well as in the heat, ColdGear is designed to wick moisture from the body while circulating body heat from hotspots to maintain core body temperature. All ColdGear apparel provides dry warmth in a single light layer that can be worn beneath a jersey, uniform or ski-vest. Our ColdGear product offerings generally sell at higher price levels. In 2004, we introduced a new ColdGear outerwear product to protect the athlete (and the coach, the fan and others) from the outside in. In 2004, sales of ColdGear represented 27% of our net sales.

          AllSeasonGear.    AllSeasonGear is designed to be worn in changing temperatures and uses technical fabrics to keep the wearer cool and dry in warmer temperatures while preventing a chill in cooler temperatures. In 2004, sales of AllSeasonGear represented 6% of our net sales.

          Performance Bags, Socks and Headwear.    Our bags, socks and headwear are designed to be used and worn before, during and after competition, and feature performance advantages and functionality similar to our other product offerings. We work with our licensees to develop accessories, including baseball caps, knit caps, visors, socks and performance bags. We currently retain two accessory licensees: Moretz Sports manufactures performance socks under the Under Armour brand, and JR286 manufactures Under Armour hats, bags and wristbands. Under Armour marketing, product and sales teams are actively involved in all steps of the design process in order to maintain brand standards and consistency.

          Gloves.    Our baseball batting gloves and football gloves are offered within our HeatGear and ColdGear lines and are designed with advanced fabrications to provide the same level of performance as our other products. Our gloves provide moisture management, a secure fit, durability, protection and a better grip for the athlete.

          Performance FootGear.    We intend to enter the footwear market with a line of football cleats for the fall 2006 season.

Product Design and Development

          As the originator and a leader of our category, we constantly upgrade and improve our gearlines with the latest in fabric technology, while extending our product offerings. Our mission, which is to deliver superior performance in all Under Armour gearlines and products, provides our developers and licensees with a clear, overarching direction for the brand and helps them identify new opportunities to replace basic cotton products with our performance products. We design products with "visible technology," utilizing color, texture and fabrication to enhance our customers' perception and understanding of product use and benefits.

          Our products are manufactured with sophisticated fabrics produced by third parties and designed in collaboration with our development team. This approach enables us to select from the best, most technically advanced fabrics available, often produced to our custom specifications, while focusing our product development efforts on design, fit and product use. Therefore, we do not incur significant research and development costs and believe we have limited exposure to rapidly changing fabric technology.

          Our product development team has significant prior industry experience at leading fabric suppliers and branded apparel and athletic shoe companies throughout the world. This team works closely with our sports marketing, outdoors and tactical sales teams and professional and collegiate athlete customers to identify product trends and determine market needs. For example, these teams worked closely together to identify the opportunity and market for our UA Tech-T, a synthetic shirt that is intended to look and feel like cotton, but that also includes our performance product attributes.

Marketing and Promotion

          We maintain strict control over our brand image with an in-house marketing and promotions department that designs and produces all of our advertising campaigns. We seek to drive consumer demand for our products by building brand identity and awareness.

  Sports Marketing

          Our marketing and promotion efforts begin with a strategy of "seeding" our products among athletes and teams on the collegiate and professional level. We implement this strategy through various means, including by selling our products directly to team equipment managers and to individual athletes. As a result, our products are frequently on display as part of the uniforms, including batting gloves, socks and other items of apparel, that teams and individual athletes wear on the field, thereby giving our products exposure to various consumer audiences, such as on television, in magazines and live at sporting events. This exposure to consumers helps us establish the authenticity of our products as consumers can see our products being worn by the highest-performing of athletes. We have also entered into endorsement agreements with a limited number of athletes. Although we do believe the use of athlete endorsements is an important element in our marketing strategy, we seek to reaffirm our authenticity by focusing on our brand imagery in our advertisements rather than relying on the reputation of a specific athlete. While our roster of athletes has included established stars, like Roger Clemens, Martina Navratilova, LaVar Arrington and Jake Plummer, our strategy has been and continues to be to find the next generation of stars, like 2005 MLB All Star Alfonso Soriano and 2004 NFL Defensive Rookie of the year, Jonathan Vilma. In addition to individual athletes, we sell our products to a majority of the teams in the National Football League and Major League Baseball and the soccer teams in the English Premier League. We also sell our products directly to approximately 700 Division I men's and women's collegiate athletic teams, including more than 90 of the 117 Division I college football programs, and we are an official supplier of performance apparel to the National Hockey League, the U.S. Ski team, USA Rugby and both the indoor and outdoor professional lacrosse leagues. In early 2004, we entered into an agreement with the University of Maryland to supply the uniforms and be the official outfitter for all sideline apparel and fan gear for the University of Maryland football team. As a result of these relationships, we receive significant on-field product and brand exposure that contributes to our on-field authenticity.

          We seek to sponsor events to drive awareness and brand authenticity from a grassroots level. For example, we are a sponsor of the ESPY Awards Show each July and use the national platform to launch our fall commercial campaigns, and we also sponsor Bassmasters to reach hunting and fishing enthusiasts. In keeping with our "next great athlete" strategy, we also sponsor several events such as the College Football All Star Challenge, which is broadcast nationally within Super Bowl programming and features the country's top players headed for the NFL. At a grassroots level, we are the title sponsor of The Under Armour (Baltimore) Marathon, and we make a significant brand appearance at the Boston and New York Marathons and numerous other road races.

  Media and Promotion

          We make extensive use of traditional print and broadcast advertising as well as product placement in major motion pictures, national publications and mainstream television programs. We cluster our campaigns at key periods throughout the year, starting in February with our women's campaigns, which we bolster with sport-specific advertisements, direct mail and internet marketing campaigns. In mid-July, we begin our fall/back-to-school marketing campaign through major television outlets and print publications. During the holiday season, we release a campaign using various media that we utilize for the fourth quarter and into the following year. Our print campaigns are brand-based and feature our oversized logo in the upper right hand corner to create and support a consistent message. We feature our men's and women's products in a variety of national publications such as Sports Illustrated, ESPN the Magazine, USA Today, GQ, Maxim, Rolling Stone, Men's Health, People, InStyle, US Weekly, Cosmopolitan and Shape. We also advertise regularly in several outdoor and sport-specific publications.

          We have run our television advertising on ABC Monday Night Football, the MTV Music Video Awards and many primetime programs. Our first women's campaign premiered in February of 2005 and starred Heather Mitts, a member of the gold-medal winning U.S. soccer team. Our signature "Protect This House" television campaign, now in its third year, features several NFL players preparing to defend and ultimately defending their home field. The campaign has run in a variety of lengths and formats and is used in several NFL and collegiate stadiums during games as a crowd prompt. Our public relations and communications team actively pursues media opportunities, and in the last three years has garnered features about the Under Armour story on television, in large newspapers, periodicals and in numerous apparel trade publications, including Time Magazine, The Wall Street Journal and USA TODAY.

          Similarly, our ability to secure product placement in movies, television shows and video games has allowed us to reinforce our authenticity within our core product categories as well as establish our brand with broader audiences who may not have been exposed to our advertising and brand efforts previously. The brand was featured by major product integration in ESPN's Playmakers series and in such movies as Any Given Sunday, The Replacements, Friday Night Lights, Mr. 3000, and Dodgeball: A True Underdog Story, as well as primetime shows such as NBC's The Apprentice, CBS's King of Queens, Survivor, The Amazing Race, Entourage and Punk'd. Recent contracts for video games allow players, many of whom are members of our core demographic group, to outfit their characters in Under Armour to enhance ability and skill within the games.

          Our website is part of our marketing and promotion strategy, providing direct messaging to a growing database of consumers and housing our past and present commercial campaigns. We are constantly redesigning and enhancing our website to make it easier for users to find and buy our products from the website, learn about our brand and product offerings and find information on retailers that carry our products. We use the website to foster brand allegiance, invite consumer feedback and provide information on our products and marketing efforts.

  Retail Development and Product Presentation

          The primary component of our retail brand strategy is to increase floor space dedicated to our products. The design and funding of in-store fixtures with our major retail accounts is a key initiative for securing prime floor space, establishing our brand and educating the consumer about our brand.

          We use in-store fixtures and displays that highlight our logo and have a performance-oriented, athletic look across our many retailers. We provide retailers with what we believe are aggressive, exciting and unique brand-building fixtures, such as our "Big E" mannequin, modeled after Eric Ogbogu, a 6'4", 275 pound NFL defensive end, the featured athlete in our award-winning "Protect This House" campaign. To target women consumers, we have built a complementary mannequin, the UA WOMAN, modeled after the star of our women's campaign, member of the gold medal-winning U.S. soccer team, Heather Mitts. These displays not only provide an easily identifiable place for consumers to look for our products, they are intended to reinforce the message that our brand is distinct from our competitors.

          We work with our retailers to establish optimal placement for our products and to have the brand represented in the many departments of a traditional large national or regional chain. The fixtures and displays enable us to achieve placement of our products throughout stores by providing retailers with outposts to use in various store sections. Our targeted placements vary by retailer and region, but in large sporting goods retailers may include:

  •
  the anchor section at the front of the store where market-leading men's running and general athletic apparel is generally found;

  •
  the women's sports section;

  •
  the team sports section;

  •
  the outdoor, hunting and fishing section;

  •
  the socks and underwear section; and

  •
  the accessories sections (featuring hats, bags and gloves).

Distribution Strategy

          We distribute our products through wholesale and direct distribution channels. Our wholesale customers include large national and regional chains and smaller independent and specialty retailers. We distribute directly to consumers through our sports marketing, outdoor and tactical groups, through our toll-free call center and website, and through four retail outlet stores, two of which we opened in the fall of 2004, one in the spring of 2005 and one in the summer of 2005. We intend to open one additional retail outlet store later in 2005.

  Wholesale Distribution

          In 2004, approximately 95.2% of our net sales was derived from wholesale distribution. Our wholesale distribution reaches more than 7,000 retail locations in the United States and Canada. Approximately 67.7% of our net sales was derived from large format national and regional retail chains including Dick's Sporting Goods (including Galyans Trading Company prior to its merger with Dick's in July 2004), The Sports Authority, Modell's, Cabela's, Bass Pro Shops and the Army and Air Force Exchange Service stores around the world.

          The remaining 27.5% of our net sales from wholesale distribution was derived from independent and specialty retailers. These retailers are serviced by a combination of in-house sales personnel and third-party commissioned manufacturer's representatives. These retail stores continue to represent an important part of our product distribution strategy and help build upon the authenticity of our products. In addition to reaching the general public, they sell to institutional athletic departments, leagues and teams. Our independent sales also include sales to military specialists, fitness specialists, outdoor retailers and other specialty channels throughout the United States and Canada.

          In 2004, our three largest customers were, in alphabetical order, The Army and Air Force Exchange Service, Dick's Sporting Goods (including Galyans Trading Company, Inc. prior to its merger with Dick's in July 2004) and The Sports Authority. These customers collectively accounted for approximately 39.9%, and each one of these customers individually accounted for at least 10%, of our net revenues in 2004.

  Direct Distribution

          Approximately 4.8% of our net sales in 2004 was generated through direct sales. A significant majority of that amount was generated through our website. Products are sold through our website at our manufacturers suggested retail price. Direct sales also include sales by our sports marketing group for use by professional and college athletes.

Product Licensing

          We believe we can expand upon our brand identity and increase profitability through licensing arrangements with established, high-quality manufacturers to produce, distribute and bring Under Armour branded products to market quickly. While we have confidence in our ability to enhance product sales and license revenue through arrangements with licensees, we carefully select each of our licensees and protect our existing distribution channels. To date, we have formed product licensing relationships with two domestic licensees, one for socks and one for accessories, and one Japanese licensee, which, in 2004 in the aggregate, accounted for 2.1% of our net revenues. In order to maintain a consistent quality and performance, we pre-approve all products manufactured and sold by our product licensees and our quality assurance team ensures that the products meet the same quality and compliance standards of products sold directly by us.

International Sales

          We believe that the trend toward performance products is global, and we are working to introduce our products and simple merchandising story to athletes throughout the world. In 2004, approximately 2.0% of our net sales was generated in Canada and approximately 23.1% of our licensing revenues was generated in Japan. We anticipate our introduction of performance apparel internationally will be approached methodically, in a manner consistent with our past brand-building strategy — by selling our products directly to teams and individual athletes in these markets, thereby providing us with product exposure to broad audiences of potential consumers in these markets. In 2005, our efforts are focused on Canada, Japan and the United Kingdom.

          In late 2003, we formed a Canadian subsidiary through which we conduct our Canadian operations. Prior to that time, our products had been sold in Canada by an independent sales representative. Our Canadian subsidiary sells directly to teams and retail chains such as Forzani Group LTD's Sport Chek and National Sports Centre and also distributes products through manufacturers' representatives to independent sporting goods dealers.

          We entered the Japanese market in 1999 through a distribution arrangement with a third party. In 2002, we entered into a license agreement with this party, and it now produces, markets and sells our branded products. We work closely with this licensee to develop variations of our products for the different sizes, sports interests and preferences of the Japanese consumer. Our branded products are now sold to professional sports teams, including baseball and soccer teams, to over 650 independent specialty stores and through over 175 large sporting goods retailers, such as Mega Sports/Sports Authority, Alpen, Xebio and Sports Depot.

          In 2005, we expanded our sales into Europe, beginning with the United Kingdom. We have sold our branded products to numerous players on soccer teams in the English Premier League, on First Division clubs and multiple cricket clubs in the United Kingdom, on soccer teams in Italy, Holland, Ireland and Germany as well as on many of the Guinness Premiership rugby clubs.

Sourcing, Manufacturing and Quality Assurance

          The fabric used to manufacture our products is sourced by our manufacturers from a limited number of suppliers pre-approved by us. In the first six months of 2005, the latest period for which data is available, approximately 53.5% of the fabric used in our products came from four suppliers: Jowett Garment Factory in Mexico, McMurray Fabrics in the Dominican Republic and United Knitting and Milliken & Company in the United States. Our largest single supplier during that period was Jowett Garment Factory, which supplied 19.5% of our total fabric requirements. We continue to seek to add new suppliers and believe, although there can be no assurance, that this concentration will decrease over time. See "Risk Factors—We rely on third-party suppliers and manufacturers to provide fabrics for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity."

          In 2004, our products were manufactured by 18 primary manufacturers, operating in 19 countries. Five of these manufacturers — Apparel Production Services, Inc. in Mexico, Hullco, Inc. d/b/a American Swim in the United States, McMurray Fabrics in the Dominican Republic, New Holland Lingerie, Inc. in Honduras and Supertex, S.A. in Colombia — manufactured approximately 73% of our products. In 2004, approximately 67% of our products were manufactured in Central and South America, with 14% in Asia and 19% manufactured in the United States. For the first nine months of 2005, approximately 63.9% of our products were manufactured in Central and South America, with 27.6% in Asia and 8.5% in the United States. All manufacturers are evaluated for quality systems, social compliance and financial strength by our quality assurance team prior to being selected and on an ongoing basis. We strive to qualify multiple manufacturers where appropriate for particular product types and fabrications. We also actively seek out vendors that can perform multiple manufacturing stages, such as procuring fabric and providing finished products, helping us to reduce the cost of goods sold. We enter into a variety of agreements with our manufacturers, including non-disclosure agreements and confinement agreements, and we require that all of our manufacturers adhere to a code of conduct regarding quality of manufacturing and working conditions and other social concerns. We do not, however, have any long-term agreements requiring us to utilize any manufacturer, and no manufacturer is required to produce our products in the long term.

          In December 2003, we opened a Hong Kong office to help support manufacturing and sourcing efforts in Asia. The employees in our Hong Kong office apply the same principles as our domestic product development, sourcing and quality assurance teams, helping to maintain uniform quality for all products.

          We also manufacture a limited number of products on-premises in our quick turn, Special Make-Up Shop located at our distribution facility. This 17,000 square-foot shop is stocked with our fabric in multiple colors so that we can build and ship products on immediate deadlines for high-profile athletes and teams as well as actors and other entertainers. Generally, we can measure, cut and sew up to 144 units and ship the units within four hours of receipt of the order. While the products manufactured in the quick turn, Special Make-Up Shop represent an immaterial portion of our total net revenues, we believe the facility allows us to provide superior service to the teams, athletes and entertainers whom we believe help drive consumer demand for our products by making our products their on-field choice. When not responding to specific customer needs, our quick turn, Special Make-Up Shop manufactures certain of our core products to help us fill last minute, fill-in orders and assembles prototypes for our product development team.

Order Fulfillment and Inventory Management

          In June 2004, we opened our new distribution facility in Glen Burnie, Maryland, approximately 15 miles from our Baltimore, Maryland headquarters. We package and distribute all of our products through this distribution facility, which is a cross-dock, high-bay facility built in 2000. We currently occupy approximately 245,000 square feet for a five-year term, with increasing requirements to lease up to 265,000 square feet by October 2006, and with a lease option for an additional 95,000 square feet. As a result of the improvements already made to the facility and the excess available space, we believe the building will be adequate to meet our needs for the next several years.

          Inventory management is important to the financial condition and operating results of our business. We address inventory management by focusing our efforts on processes such as retail merchandising, forecasting and maximizing the flexibility of our supply chain to ensure rapid reaction to demands. We manage our inventory levels based on any existing order backlogs, anticipated sales and the rapid-delivery requirements of our customers. Our practice, and the general practice in the apparel industry, is to offer retail customers the right to return defective or improperly shipped merchandise. Because of the relatively long lead-times for production and design of our products, from time to time we commence production of new products before we receive any orders for those products, which affects our inventory levels for new products. We are also focusing on liquidation of excess inventory and opened two retail outlet stores — one at our distribution facility and one in Hagerstown, Maryland — in the fall of 2004, one retail outlet store in the spring of 2005 in Leesburg, Virginia and one in the summer of 2005 in Williamsburg, Virginia. We plan to open one additional retail outlet store in 2005 primarily to liquidate excess inventory. We also sell clearance products through a discount retailer as part of our liquidation of inventory.

Intellectual Property

          We believe we own the material trademarks used in connection with the marketing, distribution and sale of all of our products, both in the United States and in the other countries in which our products are currently or intended to be either sold or manufactured. Our major trademarks include the Under Armour logo and design and Under Armour wordmark, both of which are registered in the United States, the European Union, Japan, Taiwan, China and Canada, among other places. We also own trademark registrations for HeatGear, ColdGear, AllSeasonGear, LooseGear and TurfGear, and we have applied to register our Protect This House, Duplicity and Click-Clack trademarks. We intend to continue to strategically register both domestically and internationally trademarks we utilize today and those we develop in the future. We also own domain names for our primary trademarks and hold a copyright for our website.

          We license the use of our marks to third parties in exchange for royalties, primarily for the production of our performance socks and accessory line and the production, marketing and sale of products in Japan. We aggressively police our trademarks and pursue those who infringe, both domestically and internationally. From time to time, we discover in the marketplace unauthorized irregulars of our products that do not meet our quality control standards. We have pursued the recovery and/or destruction of those products and if, in the future, we become aware of the counterfeiting of our products or reproductions of our products that otherwise infringe upon our trademark rights, we intend to pursue those infringing our rights domestically and internationally.

          We believe that the distinctive marks that we use in connection with our products are important in building our brand image and distinguishing our products from those of others. These marks are among our most valuable assets. In addition to our distinctive marks, we also place significant value on our trade dress, which is the overall image and appearance of our products, and we believe that our trade dress helps to distinguish our products in the marketplace.

          The intellectual property rights in the technology, fabrics and processes used to manufacture our products are owned or controlled by our suppliers and are generally not unique to us. As a result, our ability to obtain patent protection for our products is limited and we currently do not own any fabric or process patents or copyrights. We focus our efforts on obtaining patent protection for what we believe to be strategic, new product applications in the marketplace. We have filed patent applications in connection with certain of our products that we believe offer a unique utility or function, such as the Duplicity Sports Bra, the Coldgear Hood and the Grippy Shirt. We will continue to file patent applications where warranted to protect our inventions and designs.

Management Information Systems

          We have an integrated management information system, the foundation of which is our enterprise resource system ("ERP") and our warehouse management system ("WMS"), which were both purchased and implemented in 2002. Since that time, we have enhanced and complemented the system with limited customization and additional software such as product data management and demand management. Our ERP system and accompanying management information systems support our sales, production planning and accounting systems. Our ERP system interfaces with our WMS system, which provides wireless and paperless functionality for our distribution center for the receipt, storage and shipment of our goods.

          Following a thorough evaluation of the ability of our current ERP software to support our growth in new geographic markets, expanded product lines and new distribution channels, we entered into an agreement with SAP America, Inc. on June 27, 2005 to license the SAP Apparel and Footwear Solution ("AFS") as our new ERP software. We have also signed an agreement with Metamor Inc. as implementation partner. Implementation of the AFS ERP began in July 2005. Additional SAP modules will be implemented through 2009. Our total capital investment in connection with the SAP implementation is expected to be approximately $10.5 million over a five-year period.

Competition

          We believe that we have been able to compete successfully because of our brand image and recognition, the performance and quality of our products and our selective distribution policies. We also believe that our focused gearline merchandising story differentiates us from our competition. In the future we expect to compete for consumer preferences and expect that we may face greater competition on pricing, as well. This may favor larger competitors with lower costs per unit of product produced that can spread the effect of price discounts across a larger array of products and across a larger customer base than ours. The purchasing decisions of consumers for our products also often reflect highly subjective preferences that can be influenced by many factors, including advertising, media, product endorsements, product improvements and changing styles.

          The market for active sports apparel is highly competitive and includes many new competitors as well as increased competition from established companies expanding their production and marketing of performance products. The fabrics and technology used in manufacturing our products are generally not unique to us, and we do not currently own any fabric or process patents or copyrights, although we currently have one fabric patent application pending. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition, such as Nike, Adidas and Reebok. We also compete with other manufacturers, including those specializing in outdoors and tactical apparel, and private label offerings of certain retailers, including some of our customers.

          In addition, while a component of one of our key growth strategies is to increase floor space for our products in retail stores, purchasing decisions by retailers and their decisions regarding the limited use of display areas in their stores means that we also must compete with others to develop relationships with retailers for their limited attention. We believe we have been successful in this area because of the good relationships we have developed and as a result of the strong sales of our products. However, if retailers earn greater margins from our competitors' products, they may favor the display and sale of those products.

Employees

          As of September 30, 2005, we had 574 employees, of which 561 were employed in the United States. Of the 561 U.S. employees, 151 were employed in sales and marketing, 37 were employed in sourcing and production, 221 were employed in distribution, 23 were employed in our quick turn, Special Make-Up Shop and the remaining 129 performed selling, general and administrative functions, including, executive, finance, administration and business development. None of our employees is currently covered by a collective bargaining agreement. We have had no labor-related work stoppages, and we believe our relations with our employees are good.

Properties

          Our principal executive and administrative offices are located at 1020 Hull Street in Baltimore, Maryland. We expect that our current administrative offices are sufficient for our expansion plans for the foreseeable future. We opened our central distribution facility in Glen Burnie, Maryland in June 2004. We expect that, in light of our option for additional space, our distribution facility will be able to accommodate substantial growth of our operations.

          The general location, use, approximate size and lease renewal date of our properties, none of which is owned by us, are set forth below:

Location	Use	Approximate Gross Square Feet		Lease Renewal Date
Baltimore, MD	Executive and administrative offices	88,000		May 2007
Glen Burnie, MD	Distribution facility, 17,000 square foot quick-turn, Special Make-Up Shop manufacturing facility and 4,500 square foot retail outlet store	245,000	(1)	April 2009
Denver, CO	Office space	6,000		August 2006(2)
Ellenton, FL	Retail outlet store	3,600		October 2010
Hagerstown, MD	Retail outlet store	1,400		April 2009
Leesburg, VA	Retail outlet store	3,000		April 2010
Ontario, Canada	Sales office	2,500		October 2006
Williamsburg, VA	Retail outlet store	2,300		August 2010
Hong Kong	Quality assurance & sourcing	2,200		April 2007

(1)
We are obligated to increase our leased space up to 265,000 square feet of space by October 2006.

(2)
We sublease this space and do not currently have an option to renew the sublease.

Legal Proceedings

          From time to time, we have been involved in various legal proceedings. We believe that all such litigation is routine in nature and incidental to the conduct of our business, and we believe that no such litigation will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information about our executive officers and directors, including their ages as of November 17, 2005.

Name	Age	Position
Kevin A. Plank	33	President, Chief Executive Officer and Chairman of the Board of Directors (1)
Byron K. Adams, Jr.	51	Director
Douglas E. Coltharp	44	Director
A.B. Krongard	68	Director
William McDermott	44	Director
Harvey L. Sanders	55	Director
Thomas J. Sippel	59	Director
J. Scott Plank	39	Chief Administrative Officer
Kevin M. Haley	36	Vice President—House Counsel, and General Counsel
Scott R. Gilbertson	36	Senior Vice President of Merchandising
Wayne A. Marino	44	Senior Vice President and Chief Financial Officer
Ryan S. Wood	33	Senior Vice President of Sales
Joseph D. Giles	42	Chief Information Officer
Stephen J. Battista	31	Vice President of Marketing
Michael F. Fafaul, Sr.	48	Vice President of Operations
Kip J. Fulks	33	Vice President of Sourcing and Quality Assurance
William J. Kraus	41	Vice President of Sports Marketing, Team Sales and Licensing
Mark R. Mackay	45	Vice President of International Sales
Matthew C. Mirchin	45	Vice President of U.S. Sales
Raphael J. Peck	36	Vice President of Product Creation and Merchandising
(1)
The parties to the stockholders' agreement described below under "Certain Relationships and Related Transactions" agreed to elect Kevin A. Plank and individuals he designated to the board of directors. Mr. Plank initially designated J. Scott Plank and Thomas J. Sippel. Pursuant to the stockholders' agreement, the parties to that agreement also elected Byron K. Adams, Jr. to the board of directors as the designee of funds affiliated with Rosewood Capital, the holder of our Series A preferred stock. The stockholders' agreement will terminate upon the consummation of this offering.

          Kevin A. Plank has been our President, Chief Executive Officer and Chairman of the Board of Directors since our inception. Mr. Plank also is a member of the Board of Trustees of the University of Maryland. Mr. Plank is the brother of J. Scott Plank, our Chief Administrative Officer.

          Byron K. Adams, Jr. has been a director of Under Armour since 2003. Since 1985, Mr. Adams has been a managing director of Rosewood Capital, LLC, a private equity firm that, through its affiliates, the Rosewood entities, has been one of our significant investors. See "Certain Relationships and Related Transactions."

          Douglas E. Coltharp has been a director of Under Armour since December 2004. Mr. Coltharp is currently Executive Vice President and Chief Financial Officer of Saks Incorporated, where he has worked since 1996. Saks Incorporated announced on May 9, 2005 that its audit committee had concluded an internal investigation into alleged improper collections of vendor markdown allowances. Saks stated that Mr. Coltharp was found to have no culpability with respect to the subject matter of the investigation but was relieved of responsibilities for accounting and financial reporting matters. Saks also announced that the SEC and the U.S. Attorney for the Southern District of New York are investigating these matters, and that shareholder derivative suits have been filed in respect thereof against the directors and several executive officers of Saks, including Mr. Coltharp. Mr. Coltharp is serving on the board of Stratus Technologies, Inc. and as a member of its audit committee. Mr. Coltharp is also currently serving on the board of Ares Capital Corp., and as a member of its audit and nomination committees. Mr. Coltharp served as our audit committee chairman from November 2004 to August 2005, at which time our board reconstituted certain committees in anticipation of this offering.

          A.B. Krongard has been a director of Under Armour since July 2005. Mr. Krongard served as Executive Director of the Central Intelligence Agency from 2001 to 2004 and as counselor to the director of the Central Intelligence Agency from 2000 to 2001. Mr. Krongard previously served in various capacities at Alex.Brown, Incorporated, including as Chief Executive Officer and Chairman of the Board. Upon the merger of Alex.Brown with Bankers Trust Corporation in September 1997, Mr. Krongard became Chairman of the Board of Bankers Trust and served in such capacity until joining the Central Intelligence Agency in 2001. Mr. Krongard currently serves as a non-executive Chairman of the Board of Directors of PHH Corp., is the chairman of its executive and corporate governance committees and is a member of its compensation committee. Mr. Krongard is also currently serving on the board of DLA Piper Rudnick Gray Carey.

          William McDermott has been a director of Under Armour since August 2005. Mr. McDermott is the President and Chief Executive Officer of SAP America, Inc., a business software company that provides collaborative business solutions to companies of all sizes, and a Corporate Officer of SAP AG, SAP America's parent company. Prior to joining SAP in 2002, Mr. McDermott served as executive vice president of worldwide sales operations at Siebel Systems from 2001 to 2002, and president of Gartner, Inc. from 2000 to 2001. Mr. McDermott is also a member of the Advisory Board for Villanova University. See "Certain Relationships and Related Transactions."

          Harvey L. Sanders has been a director of Under Armour since 2004. Prior to the acquisition of Nautica Enterprises, Inc. by VF Corporation in September 2003, Mr. Sanders had been Chairman of the Board of Directors since 1993 and served as President and Chief Executive Officer of Nautica Enterprises, Inc. from 1978 to 1993. Mr. Sanders is currently a board member of the Boomer Esiason Foundation for Cystic Fibrosis and the Starlight Starbright Foundation and a member of the Board of Trustees of the University of Maryland.

          Thomas J. Sippel has been a director of Under Armour since 2001. Mr. Sippel is currently a partner of the law firm Gill & Sippel, where he has worked since 1977, specializing in corporation and company formation and representation of businesses. See "Certain Relationships and Related Transactions."

          J. Scott Plank has been Chief Administrative Officer of Under Armour since January 2004. Prior to becoming Chief Administrative Officer, Mr. Plank served as Vice President of Finance since 2000 with operational and strategic responsibilities. Mr. Plank was a director from 2001 until July 2005 and currently serves as our Secretary. Mr. Plank is the brother of Kevin A. Plank, our President, Chief Executive Officer, and Chairman of the Board of Directors.

          Scott R. Gilbertson has been Senior Vice President of Merchandising of Under Armour since February 2005. Prior to joining our company, Mr. Gilbertson served as Chief Operating Officer of J. Crew Group, Inc. from 2003 to 2004. From 2000 to 2003, Mr. Gilbertson was a principal of Texas Pacific Group. From 1998 to 2000, Mr. Gilbertson served as President of e-Commerce for J. Crew Group, Inc.

          Kevin M. Haley has been Vice President—House Counsel, and General Counsel of Under Armour since September 2005. Prior to joining our company, Mr. Haley served in various capacities in the Securities and Exchange Commission from 2000 to 2005, most recently as a Branch Chief in the Financial Fraud Task Force. From 1996 to 2000, Mr. Haley represented corporate clients as an attorney in private practice.

          Wayne A. Marino has been Senior Vice President and Chief Financial Officer of Under Armour since 2005, prior to which he served as our Vice President and Chief Financial Officer since January 2004. Prior to joining our company, Mr. Marino served as Chief Financial Officer of Nautica Enterprises, Inc. from 2000 to 2003. From 1998 to 2000, Mr. Marino served as Chief Financial Officer for Hartstrings Inc. Prior thereto, Mr. Marino served in a variety of capacities, including Divisional Chief Financial Officer, for Polo Ralph Lauren Corporation.

          Ryan S. Wood has been Senior Vice President of Sales of Under Armour since 2005. Prior to that time, Mr. Wood served as Vice President of Sales of Under Armour from 1999 to 2004.

          Joseph D. Giles has been Chief Information Officer of Under Armour since January 2005. Prior to joining our company, Mr. Giles served as Chief Information Officer for Vans Inc. from 1999 to 2004.

          Stephen J. Battista has been Vice President of Marketing of Under Armour since January 2005. Prior to that time, Mr. Battista served as our Director of Marketing from 2002 to 2004 and Director of Corporate Communications from 2000 to 2004.

          Michael F. Fafaul, Sr. has been Vice President of Operations of Under Armour since 2002. Prior to joining our company, Mr. Fafaul served as President of Fafaul Management Services, Inc. from 2000 to 2002.

          Kip J. Fulks has been Vice President of Sourcing and Quality Assurance of Under Armour since 1997. Mr. Fulks is responsible for quality assurance and sourcing for Under Armour apparel. Mr. Fulks is the son of Mr. James Fulks who is currently the Corporate Director of Human Resources of Under Armour.

          William J. Kraus has been Vice President of Sports Marketing, Team Sales and Licensing of Under Armour since 2002. Prior to joining our company, Mr. Kraus served as Director of Eastern Retail Sales for Champion Products from 1995 to 2002.

          Mark R. Mackay has been Vice President of International Sales of Under Armour since May 2005. Prior to joining our company, Mr. Mackay served as Vice President of International Sales for AND1 from 2000 to 2005, where he was responsible for international business expansion, establishment of a global distributor network and assisting in the manufacture of licensed products.

          Matthew C. Mirchin has been Vice President of U.S. Sales of Under Armour since May 2005. Prior to joining our company, Mr. Mirchin served as President of Retail and Bookstores from 2004 to 2005, as President of Team, Men's Retail, Bike and Bookstores from 2003 to 2004 and as President of Team and Retail from 2002 to 2003 and as President of Team Sports of Russell Athletic from 2001 to 2002. Prior to joining Russell Athletic, Mr. Mirchin served in various capacities at the Champion Division of Sara Lee Corporation from 1994 to 2001.

          Raphael J. Peck has been Vice President of Product Creation and Merchandising of Under Armour since May 2002. Prior to joining our company, Mr. Peck served as the Senior Global Product Line Manager from 2000 to 2001 and Global Product Line Manager from 1999 to 2000 of Adidas International.

Board of Directors

          Upon completion of this offering, our board of directors will consist of seven members, six of whom will be independent directors for purposes of The Nasdaq Stock Market listing standards. Pursuant to our bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting and until a successor is duly elected and qualified. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

Committees of the Board of Directors

          Audit Committee.    Upon completion of this offering, our audit committee will consist of three independent directors. Mr. Krongard will serve as chairman of the audit committee and will be an audit committee financial expert, as defined in applicable SEC rules and regulations. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with, the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations. Prior to completion of this offering, we expect to adopt an audit committee charter, which will define the audit committee's primary duties to be to:

  •
  serve as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the creation and performance, generally, of our internal audit function;

  •
  oversee the compliance of our internal audit function with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

  •
  oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

  •
  provide an open means of communication among our independent registered public accounting firm, our financial and senior management, our internal auditing department, our corporate compliance department and our board;

  •
  resolve any disagreements between our management and our independent registered public accounting firm regarding our financial reporting;

  •
  prepare the audit committee report for inclusion in our proxy statement for our annual stockholder meeting; and

  •
  pre-approve all audit, audit-related, tax and other services to be performed by our independent registered public accounting firm.

          Compensation Committee.    Upon completion of this offering, our compensation committee will consist of three independent directors. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with, the applicable requirements of The Nasdaq Stock Market and the applicable SEC rules and regulations. Mr. Sanders will serve as chairman of the compensation committee. Prior to completion of this offering, we expect to adopt a compensation committee charter, which will define the compensation committee's primary duties to be to:

  •
  determine the compensation of our Chief Executive Officer and our other executive officers;

  •
  evaluate the performance of our executive officers;

  •
  review our executive compensation policies and plans;

  •
  administer and implement our benefit plans;

  •
  determine the number of shares underlying, and the terms of, stock options, restricted common stock awards and other equity incentives to be granted to our directors, executive officers and other employees pursuant to these plans; and

  •
  prepare a report on executive compensation for inclusion in our proxy statement for our annual stockholder meeting.

          Nominating and Corporate Governance Committee.    Upon completion of this offering, we expect that our nominating and corporate governance committee will consist of two independent directors. Mr. McDermott will serve as chairman of the nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with, the applicable requirements of The Nasdaq Stock Market and the applicable SEC rules and regulations. Prior to completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will define the nominating and corporate governance committee's primary duties to be to:

  •
  establish standards for service on our board of directors;

  •
  identify individuals qualified to become members of our board of directors and recommend director candidates for election or re-election to our board; and

  •
  consider and make recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors.

Compensation of Independent Directors

          Except as noted below, directors currently receive no compensation from us for their services. Each year we provide 3,000 restricted shares of our Class A common stock to each non-employee director and an additional 3,000 restricted shares of our Class A common stock to the chairmen of the audit, compensation and nominating and corporate governance committees. We also pay each non-employee director $1,000 for attending each board or committee meeting in person and $500 for participating in each board or committee meeting telephonically. We reimburse all directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Upon joining our board, non-employee directors are also eligible to purchase restricted shares of our Class A common stock at fair market value up to an aggregate fair market value of $100,000. Non-employee directors will be eligible to receive option grants under our 2005 Plan described below.

          Byron Adams currently holds 3,000 shares of our Class A common stock, consisting of restricted shares that he received in 2005 for serving as a director.

          Douglas Coltharp currently holds 43,500 shares of our Class A common stock, consisting of 37,500 restricted shares that he purchased in 2005 at a price of $2.65 per share, 3,000 restricted shares that Mr. Coltharp received in 2005 for serving as a director and 3,000 restricted shares that Mr. Coltharp received for formerly serving as the chairman of the audit committee.

          A.B. Krongard currently holds 15,285 shares of our Class A common stock, consisting of 9,285 restricted shares that he purchased in 2005 at a price of $10.77 per share, 3,000 restricted shares that he received in 2005 for serving as a director and 3,000 restricted shares that he received in 2005 for serving as the chairman of the audit committee.

          William McDermott currently holds 15,285 shares of our Class A common stock, consisting of 9,285 restricted shares that he purchased in 2005 at a price of $10.77 per share, 3,000 restricted shares that he received in 2005 for serving as a director and 3,000 restricted shares that he received in 2005 for serving as chairman of the nominating and corporate governance committee.

          Harvey Sanders currently holds 43,500 shares of our Class A common stock, consisting of 37,500 restricted shares that he purchased in 2005 at a price of $2.65 per share, 3,000 restricted shares that he received in 2005 for serving as a director and 3,000 restricted shares that he received in 2005 for serving as the chairman of the compensation committee.

          In June 2001, we granted Thomas J. Sippel an option to purchase 30,000 shares of Class A common stock under our Under Armour, Inc. Stock Option Plan at an exercise price of $0.17 per share. These options vested ratably over four years beginning on the first anniversary of the date of grant. In addition, Mr. Sippel holds 37,500 restricted shares of our Class A common stock that he purchased in 2005 at a price of $2.65 per share. In addition, Mr. Sippel holds 3,000 restricted shares of our Class A common stock that he was granted during 2005.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee has ever been an officer or employee of us or any of our subsidiaries. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Executive Compensation

          The following table sets forth the total compensation paid or accrued during the year ended December 31, 2004 for our Chief Executive Officer, and each of our four other most highly compensated executive officers. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our named executive officers.

Summary Compensation Table

	Annual Compensation
Name and Principal Position			All Other Compensation ($)(1)
	Salary ($)	Bonus ($)
Kevin A. Plank Chief Executive Officer	$350,213	$1,557,384	$1,881
William Kraus Vice President of Sports Marketing	$192,308	$148,562	$485
Wayne A. Marino Chief Financial Officer	$228,381	$181,316	$1,973
J. Scott Plank Chief Administrative Officer	$183,327	$150,264	$2,693
Ryan Wood Senior Vice President of Sales	$214,090	$172,239	$2,975
(1)
All amounts represent contributions by us to the executive's 401(k) plan account (see "— 401(k) Plan" below).

          The table below contains information concerning the grant of options to purchase shares of our Class A common stock to the named executive officers during the year ended December 31, 2004. The percentage of total options granted to the named executive officers set forth below is based on an aggregate of 1,338,000 shares of Class A common stock subject to options granted to our employees in 2004.

Option Grants in Last Fiscal Year

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted To Employees in Last Fiscal Year
Name			Exercise Price	Expiration Date
					5% ($)	10% ($)
Kevin A. Plank	—	—	—	—	—	—
William Kraus	30,000	2.3%	$2.11	12/31/2010	88,708	122,378
Wayne A. Marino	453,000	34.2%	$2.11	12/31/2010	1,339,492	1,847,907
J. Scott Plank	—	—	—	—	—	—
Ryan Wood	—	—	—	—	—	—
(1)
Represents shares of our Class A common stock underlying options. Mr. Marino's options vest at the rate of 16.6% in each of the first four years with the remainder in the fifth year and Mr. Kraus's options vest ratably over five years.

(2)
The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the SEC and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by using the fair value at the date of grant, and assuming that the per share price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

          The table below contains information concerning the value of options to purchase shares of our Class A common stock held by the named executive officers as of December 31, 2004.

Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options As of December 31, 2004		Value of Unexercised In-The-Money Options As of December 31, 2004(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin A. Plank	—	—	—	—
William Kraus	225,000	105,000	$427,500	$158,700
Wayne A. Marino	—	453,000	—	$244,620
J. Scott Plank	—	—	—	—
Ryan Wood	—	—	—	—
(1)
There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated based on the fair value of the underlying shares as of December 31, 2004 of $2.65 per share, as determined by our board of directors, less the applicable exercise price per share, multiplied by the number of underlying shares.

Executive Employment Agreements

          We entered into an employment agreement with Kevin A. Plank effective as of September 30, 2003. The agreement provides that Mr. Plank will be employed as our President and Chief Executive Officer ("CEO") for a five-year term with automatic one-year renewals unless previously terminated pursuant to the terms of the agreement or either party gives at least 60-days notice that the term will not be extended. Mr. Plank's initial base salary is $350,000 per year, subject to adjustment by our compensation committee. Mr. Plank is also entitled to an annual incentive bonus equal to the sum of (i) 3% of our consolidated earnings before interest, taxes, depreciation and amortization in excess of $5.0 million and up to $10.0 million and (ii) 7% of the amount in excess of $10.0 million, provided that such bonus is subject to an annual limit of $2.5 million. Mr. Plank is also entitled to an automobile allowance of up to $1,000 per month. If Mr. Plank's employment is terminated (1) due to expiration or non-extension of the term by us; (2) by us for any reason other than for cause, as defined in the agreement; or (3) by Mr. Plank for good reason, as defined in the agreement, we will be obligated to continue to pay Mr. Plank's base salary for 24 months, his COBRA premiums for 12 months, unless he becomes eligible for another employer's benefits that are substantially similar, and a pro-rated bonus for the year of termination. If Mr. Plank's employment is terminated by death or by reason of his inability to perform, as defined in the agreement, we will be obligated to pay him or his estate a pro-rated bonus for the year of termination. If Mr. Plank's employment is terminated within 12 months following a change of control (as defined in the agreement) by him for good reason, or by us for any reason other than for cause or his death or inability to perform, we will be obligated to continue to pay Mr. Plank's base salary for 36 months and a pro-rated bonus for the year of termination. If in connection with a change of control Mr. Plank is subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then we will be obligated to pay an additional "gross up" payment sufficient to place him in the same after-tax position as he would have been had the excise tax not applied. Mr. Plank is subject to customary restrictive covenants, including non-competition and non-solicitation provisions, for a period of two years following his termination for any reason.

          We also entered into an employment agreement with Ryan Wood effective as of September 30, 2003. The agreement provides that Mr. Wood will be employed as our Vice

President of Sales for a three-year term with automatic one-year renewals unless previously terminated pursuant to the terms of the agreement or either party gives at least 60-days notice that the term will not be extended. Mr. Wood's initial base salary is $185,000 per year, subject to adjustment by our CEO or compensation committee. Mr. Wood is also eligible to receive an annual bonus in the discretion of the CEO or compensation committee and an automobile allowance of up to $1,000 per month. If Mr. Wood's employment is terminated (1) due to expiration or non-extension of the term by us; (2) by us for any reason other than for cause, as defined in the agreement; or (3) by Mr. Wood for good reason, as defined in the agreement, we will be obligated to continue to pay his base salary for 12 months and his COBRA premiums for 12 months, unless he becomes eligible for another employer's benefits that are substantially similar. If Mr. Wood's employment is terminated within 12 months following a change in control (as defined in the agreement) by him for good reason or by us for any reason other than for cause, his death or inability to perform, as defined in the agreement, we will be obligated to continue to pay Mr. Wood's base salary for 24 months, and, if in connection with a change of control he is subject to an excise tax imposed by Section 4999 of the Code, then we will be obligated to pay an additional "gross up" payment sufficient to place him in the same after-tax position as he would have been had the excise tax not applied. Mr. Wood is subject to customary restrictive covenants, including non-competition and non-solicitation provisions for a period of 12 months following his termination for any reason.

          We also entered into an employment agreement with J. Scott Plank effective as of September 30, 2003 that is substantially similar to Mr. Wood's agreement. Mr. Plank's agreement provides that he will be employed as Vice President of Finance and entitled to a base salary of $160,000. Mr. Plank's title has since changed to Chief Administrative Officer.

Other Executive Agreements

  Business Protection, Severance and Non-Compete Agreements

          We have entered into a business protection agreement and a severance and non-compete agreement with each of our executive officers, with the exception of those officers identified above as having entered into employment agreements with us and one other officer who has entered into an employment agreement with us containing certain restrictive covenants. The business protection agreement contains restrictive covenants including a confidentiality provision and non-solicitation of employees and customers provisions that apply for one year after termination of employment. The severance and non-compete agreement generally provides that the executive will not compete with us for a period ranging from one to three months after termination of employment, and in the event that termination is by us without cause, we are obligated to pay the executive his salary for such period. Pursuant to the severance and non-compete agreement, we may extend the period during which the executive will not compete with us by up to one additional year if we pay the executive's salary during such time.

  Change in Control Agreements

          We intend to enter into change in control agreements with certain of our vice presidents. The agreements have a term of 24 months (subject to extension in our sole discretion) and provide certain benefits to the executive in the event the executive is terminated without cause or if the executive terminates his employment for good reason (as defined in the agreement) within 12 months following a change in control (as defined in the agreement) or, in certain circumstances, within three months preceding a change in control. Upon a termination during the protection period without cause or a termination by the executive for good reason, the executive will be entitled to a lump sum payment of the following: (1) all amounts earned by the executive and unpaid as of the termination date and a pro-rata bonus for the year in which the change in control occurs (the "Accrued Obligations"); and (2) an amount equal to the sum of the annual base salary of the executive at the highest rate in effect during the protection period and the bonus (as defined in the agreement). The executive will also be entitled to the continuance of the executive's life, medical, dental, prescription drug and long and short-term disability plans in which the executive was entitled to participate during the 12 month period prior to the termination date, until the earlier of one year following the termination date, the executive's death or the date the executive is afforded a comparable benefit at a comparable cost by a subsequent employer. In the event the executive's employment is terminated for any other reason other than a termination without cause or the executive's termination for good reason, the executive shall be entitled only to the Accrued Obligations. As a condition to the receipt of the payments under the agreement (other than the Accrued Obligations), the executive will be required to sign or reconfirm a confidentiality, non-competition, and non-solicitation agreement and execute a general release of claims against us and our affiliates.

Benefit Plans

  Stock Option Plans

          2005 Omnibus Long-Term Incentive Plan

          Our board of directors approved our 2005 Omnibus Long-Term Incentive Plan, or "2005 Plan," on November 3, 2005 and our stockholders approved the 2005 Plan on November 13, 2005. These approvals provide, however, that the exerciseability of any options granted under the 2005 Plan will be conditioned on the closing of this offering. We granted options to purchase 217,000 shares of Class A common stock in connection with the pricing of this offering, none of which were granted to any of our directors or executive officers.

          Purpose of Plan.    The purpose of the 2005 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve our company and to expend maximum effort to improve the business results and earnings of our company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of our company.

          Administration of the Plan.    Our compensation committee or such other committee as designated by our board has such powers and authorities related to the administration of the 2005 Plan as are consistent with our corporate governance documents and applicable law. The committee has the authority to determine, among other things, who receives awards, what type of awards are granted, the number of shares of our common stock subject to an award, the terms and conditions of each award and the form of each award agreement. The terms and conditions of each award shall be set forth in a written award agreement. The committee has the authority to interpret and administer the 2005 Plan and any award agreement and to establish rules and regulations for the administration of the 2005 Plan.

          Number of Authorized Shares.    As of November 3, 2005, there were 3,000,000 shares of Class A common stock reserved for issuance under the 2005 Plan. Subject to the terms of the 2005 Plan, any of the reserved shares may be issued pursuant to incentive stock options ("ISOs"). Any shares covered by an award that are not purchased or are forfeited, settled in cash or otherwise terminated shall be available for future grants under the 2005 Plan. The number and class of shares available under the 2005 Plan and/or subject to outstanding awards may be equitably adjusted by our board in the event of various changes in the capitalization of our company.

          Type of Awards.    The following types of awards are available for grant under the 2005 Plan: ISOs, non-qualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units, unrestricted stock grants, dividend equivalent rights and performance and annual incentive awards.

          Deferral Arrangements.    The committee may permit or require the deferral of any award payment into a deferred compensation arrangement.

          Eligibility and Participation.    Eligibility to participate in the 2005 Plan is limited to (i) any service provider to our company or of any affiliate, including any service provider who is an officer or director of our company, or of any affiliate, as our board shall determine and designate from time to time, (ii) any director who is not an officer or employee of our company, and (iii) any other individual whose participation is determined to be in our best interests.

          Grant of Options and SARs.    The committee may award ISOs, NSOs (collectively, "Options"), and SARs to eligible participants. Our board is authorized to grant SARs in tandem with or as a component of other awards or not in conjunction with other awards.

          Exercise Price of Options and SARs.    The exercise price per share of an Option will in no event be less than 100% (or 110% in the case of an option issued to a grantee that owns more than ten percent of the total combined voting power of all classes of our outstanding stock, its parent or any of its subsidiaries (a "Ten Percent Stockholder")) of the fair market value per share of our stock underlying the award on the grant date; provided that with respect to awards made in substitution for or in exchange for awards made by an entity we acquire, the exercise price does not need to be at least the fair market value on the grant date. In no case shall the exercise price of any Option be less than the par value of a share of our stock. An SAR shall confer on the grantee a right to receive, upon exercise, the excess of (A) the fair market value of one share of our stock on the date of exercise over (B) the grant price of the SAR as determined by our board. The grant price may be fixed at the fair market value of a share of stock on the date of grant or may vary in accordance with a predetermined formula while the SAR is outstanding, provided that the grant price may not be less than the fair market value of a share of stock on the grant date. SARs granted in tandem with an outstanding Option following the grant date of such Option may have a grant price that is equal to the Option's exercise price; provided, however, that the SAR's grant price may not be less than the fair market value of a share of stock on the grant date of the SAR.

          Vesting of Options and SARs.    The committee will determine when an Option or SAR shall become exercisable and the effect of termination of service on such award, and include such information in the award agreement.

          Special Limitations on ISOs.    An Option shall constitute an ISO only (i) if the grantee is an employee of our company or a subsidiary of our company, (ii) to the extent specifically provided in the related award agreement, and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the 2005 Plan and all other plans of the grantee's employer and its affiliates) does not exceed $100,000.

          Exercise of Options and SARs.    An Option may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which we may be required to withhold). The minimum number of shares with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable award agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise. The committee has the discretion to determine the method or methods by which an SAR may be exercised.

          Expiration of Options and SARs.    Options and SARs will expire at such time as the committee determines; provided, however that no Option may be exercised more than ten years from the date of grant, or in the case of an ISO held by a Ten Percent Stockholder, not more than five years from the date of grant.

          Restricted Stock and Restricted Stock Units.    At the time a grant of restricted stock or restricted stock units is made, the committee may, in its sole discretion, establish the applicable "restricted period" and prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives. Unless the committee otherwise provides in an award agreement, holders of restricted stock shall have the right to vote such stock and the right to receive any dividends declared or paid with respect to such stock. The committee may provide that any such dividends paid must be reinvested in shares of stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such restricted stock. All distributions, if any, received by a grantee with respect to restricted stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original grant. Holders of restricted stock units shall have no rights as stockholders of our company. The committee may provide that the holder of restricted stock units shall be entitled to receive dividend equivalent rights, which may be deemed reinvested in additional restricted stock units.

          Unless the committee otherwise provides, upon the termination of a grantee's service, any restricted stock or restricted stock units held by such grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited.

          The grantee shall be required, to the extent required by applicable law, to purchase the restricted stock at a price equal to the greater of (i) the aggregate par value of the shares of stock represented by such restricted stock or (ii) the price, if any, specified in the award agreement relating to such restricted stock. If specified in the award agreement, the price may be deemed paid by services already rendered.

          Unrestricted Stock Awards.    The committee may, in its sole discretion, grant or sell an unrestricted stock award to any grantee in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such grantee.

          Dividend Equivalent Rights.    A dividend equivalent right is an award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of our stock if such shares had been issued to and held by the recipient. A dividend equivalent right may be granted under the 2005 Plan as a component of another award or as a freestanding award. The terms and conditions of dividend equivalent rights shall be specified in the award agreement. Generally, a grantee's rights in all dividend equivalent rights or interest equivalents shall terminate upon the grantee's termination of service.

          Performance and Annual Incentive Awards.    The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the committee. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations in the case of a performance award or annual incentive award intended to qualify under Section 162(m) of the Code ("Section 162(m)"), exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

          We intend that performance awards and annual incentive awards granted to persons who are designated by the committee as likely to be "Covered Employees" within the meaning of Section 162(m) and regulations thereunder shall, if so designated by the committee, constitute "qualified performance-based compensation" within the meaning of Section 162(m) and regulations thereunder. The grant, exercise and/or settlement of such performance or annual incentive award shall be contingent upon achievement of pre-established performance goals which shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) and regulations thereunder.

          One or more of the following business criteria for our company shall be used exclusively by the committee in establishing performance goals for such awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders' equity and (15) revenue.

          Change of Control.    Our board may provide the actions that will be taken upon a change in control of us, including but not limited to, accelerated vesting, termination or assumption of awards. Unless otherwise determined by the committee, awards that would become vested within the twelve months following a change in control shall be immediately vested on such change in control.

          Nontransferability of Awards.    Generally, during the lifetime of a grantee, only the grantee may exercise an Option and no Option shall be assignable or transferable other than by will or laws of descent and distribution. If authorized in the award agreement, a grantee may transfer, not for value, all or part of an NSO to certain family members. Neither restricted stock nor restricted stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the committee.

          Tax Withholding and Tax Offset Payments.    We shall have the right to deduct from payments of any kind otherwise due to a grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an Option or pursuant to an award.

          Term of Plan.    The 2005 Plan shall terminate automatically as of the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering closes unless the 2005 Plan is approved by our stockholders prior to such meeting but subsequent to the effective date of the 2005 Plan, in which case the 2005 Plan shall terminate automatically on the ten year anniversary of the effective date.

          Amendment and Termination.    Our board may, at any time and from time to time, amend, suspend, or terminate the 2005 Plan as to any shares of stock as to which awards have not been made. An amendment shall be contingent on approval of our stockholders to the extent stated by our board, required by applicable law or required by applicable stock exchange listing requirements. No Awards shall be made after termination of the 2005 Plan. No amendment, suspension, or termination of the 2005 Plan shall, without the consent of the grantee, impair rights or obligations under any award theretofore awarded under the 2005 Plan.

          New Plan Benefits.    All grants of awards under the 2005 Plan will be discretionary. Therefore, the benefits and amounts that will be received under the 2005 Plan are not determinable.

          Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

          NSOs and SARs.    No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

          ISOs.    No taxable income is reportable when an ISO is granted or exercised (except for participants who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

          Restricted Stock and Restricted Stock Units.    A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

          Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2005 Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction. Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this "grandfather" provision for up to a maximum of three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the 2005 Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options and SARs, establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The 2005 Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m). Our deduction may also be limited by Section 280G of the Code.

          2000 Stock Option Plan

          Our board of directors approved our 2000 Stock Option Plan, or the "2000 Plan", on March 1, 2000 and our stockholders approved the 2000 Plan on February 28, 2001. The 2000 Plan will be terminated effective upon the consummation of this offering with respect to all shares of our common stock as to which awards had not been issued thereunder.

          Purpose of Plan.    The purpose of the 2000 Plan is to promote the long-term growth and profitability of our company by (i) providing key people with incentives to improve stockholder value and to contribute to the growth and financial success of our company, and (ii) enabling our company to attract, retain and reward the best available persons for positions of substantial responsibility.

          Administration of the Plan.    The 2000 Plan is administered by our board. Our board may appoint a committee consisting of at least two members of our board to administer the 2000 Plan. No member of our board shall act upon the granting of an award to himself or herself. Upon the registration of our stock under Section 12 of the Exchange Act, our board shall take all action necessary to cause the 2000 Plan to be administered in accordance with Rule 16b-3.

          Number of Authorized Shares.    As of November 17, 2005, there were 4,177,584 shares of Class A common stock reserved for issuance under the 2000 Plan, of which options to purchase a total of 4,048,624 shares were outstanding. The number and class of shares available under the 2000 Plan and/or subject to outstanding awards may be equitably adjusted by our board in the event of various changes in the capitalization of our company.

          Type of Awards.    The 2000 Plan permits the granting of incentive stock options ("ISOs"), non-qualified stock options ("NSOs" and collectively with ISOs, "Options"), restricted stock, and stock appreciation rights ("SARs"). SARs may be granted in tandem with or as a component of other awards or not in conjunction with other awards.

          Eligibility and Participation.    Participation in the 2000 Plan is open to all employees, officers, directors and consultants of our company, as may be selected by our board from time to time, except that ISOs may only be granted to employees of our company.

          Exercise Price of Awards.    The exercise price of an award shall be determined by our board.

          Vesting of Awards.    Our board will determine when an Option or SAR shall become exercisable, when the restrictions on restricted stock shall lapse, and the effect of termination of service on awards.

          Special Limitations on ISOs.    In the case of a grant of an option intended to qualify as an ISO (i) the grant must be made within 10 years of the 2000 Plan's adoption by our board, (ii) the exercise price shall not be less than 100% of the fair market value of the shares on the grant date and not less than 110 percent of such fair market value if the grantee owns more than ten percent of the total combined voting power of all classes of our outstanding stock, our parent or any of our subsidiaries (a "Ten Percent Stockholder"), (iii) the term of the Option shall not exceed ten years, or in the case of a grant to a Ten Percent Stockholder, five years, (iv) the aggregate fair market value (determined as of the grant date) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the 2000 Plan and all other plans of the grantee's employer and its affiliates) does not exceed $100,000, (v) the grant can only be issued to our employees, and (vi) the grant agreement must include language that the award is intended to be an ISO.

          Exercise of Options and SARs.    Options may be exercised in whole or in part by payment of the exercise price of the shares to be acquired in accordance with the provisions of the grant agreement, and such rules as the board may have prescribed. Payment may be made in cash, or, if approved by our board, in shares or a combination thereof, or by such other means as our board may prescribe. No ISO may be surrendered in connection with the exercise of a tandem SAR unless the fair market value of the stock subject to the ISO is greater than the exercise price for such ISO. SARs granted in tandem with Options shall be exercisable only to the same extent and subject to the same conditions as the Options related thereto are exercisable. Our board may, in its discretion, prescribe additional conditions to the exercise of any such tandem SAR.

          Expiration of Options and SARs.    Options and SARs will expire at such time as our board determines; provided, however that no Option or SAR may be exercised more than ten years from the grant date.

          Restricted Stock.    At the time a grant of restricted stock is made, our board may, in its sole discretion, establish a restriction period and any additional conditions that must be satisfied prior to the expiration of such restriction period, including the satisfaction of corporate or individual performance objectives or continued service. Our board may also shorten or terminate any restrictions or conditions on such grants. The restricted stock may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restriction period or prior to the satisfaction of any other conditions. Unless our board provides otherwise, holders shall have the right to vote such stock and to receive any dividends declared or paid with respect to such stock. Our board may provide that any dividends must be reinvested in shares of stock, which may or may not be subject to the same restrictions and conditions. Unless otherwise provided by our board, upon the termination of a grantee's service, any shares of restricted stock that have not vested or that are still encumbered by restrictions or conditions, shall be deemed forfeited.

          Change of Control.    In the event of any proposed change in control, our board shall take such action as it deems appropriate and equitable to effectuate the purposes of the 2000 Plan and to protect the grantees of awards, which action may include: (i) acceleration or change of the exercise and/or expiration dates of any award to require that exercise be made, if at all, prior to the change in control; (ii) cancellation of any award upon payment to the holder in cash of the fair market value of the common stock subject to such award as of the date of the change in control, less the aggregate exercise price, if any, of the award; and (iii) in any case where equity securities of another entity are proposed to be delivered in exchange for or with respect to our common stock, arrangements to have such other entity replace the awards granted hereunder with awards with respect to such other securities, with appropriate adjustments in the number of shares subject to, and the exercise prices under, the award.

          Nontransferability of Awards.    No award granted under the 2000 Plan may be transferable by a grantee otherwise than by will or the laws of descent and distribution. Unless otherwise determined by our board, an award may be exercised during the lifetime of the grantee only by the grantee.

          Withholding of Taxes.    We may require that the grantee pay to us, in cash or, if approved by us, in shares of stock, any federal, state or local taxes of any kind required by law to be withheld with respect to any taxable event under the 2000 Plan. We shall have the right, to the extent permitted or required by law, to deduct from any payment otherwise due to a grantee any federal, state or local taxes of any kind required by law to be withheld with respect to any taxable event under the 2000 Plan, or to retain or sell without notice a sufficient number of the shares to be issued to such grantee to cover any such taxes.

          Term of Plan.    Unless earlier terminated by our board, the authority to make grants under the 2000 Plan shall terminate on the close of business on February 28, 2011.

          Amendment and Termination.    Our board may modify or terminate the 2000 Plan at any time, except that shareholder approval will be required for any modification to increase the number of shares subject to the 2000 Plan, or as otherwise required by any tax or regulatory requirements. Our committee may amend or modify any award in any manner that the committee would have had the authority to make such award. No modification may be made that would materially adversely affect any award previously granted without the approval of the grantee.

          New Plan Benefits.    All grants of awards under the 2000 Plan will be discretionary. Therefore, the benefits and amounts that will be received under the 2000 Plan are not determinable.

          Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

          NSOs and SARs.    No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

          ISOs.    No taxable income is reportable when an ISO is granted or exercised (except for participants who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

          Restricted Stock and Restricted Stock Units.    A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

          Section 280G/4999 of the Code.    Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to "excess parachute payments" within the meaning of Section 280G and Section 4999 of the Code and, to such extent, will be non-deductible by us and will be subject to a 20% excise tax by the participant.

          Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2000 Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction. Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this "grandfather" provision for up to a maximum of three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the 2000 Plan and setting limits on the number of awards that any individual may receive. As described above, our deduction may also be limited by Section 280G of the Code.

  Cash Incentive Plan

          Many employees are eligible to receive cash bonuses through our incentive plans that we implement from time to time. Generally, our board establishes target bonuses for employees based on position and awards are granted based on whether our company is able to meet or exceed set performance goals during the plan year.

  401(k) Plan

          Effective January 1, 2001, we implemented a 401(k) deferred compensation and profit-sharing plan, or the "401(k) Plan," which is intended to be a tax-qualified defined contribution plan under Section 401(a) of the Code. Eligible employees may elect to contribute up to 100% of their eligible compensation as salary deferral contributions to the 401(k) Plan, subject to statutorily prescribed limits.

          We match 50% of employee contributions up to a maximum of 6% of the employee's salary. The 401(k) Plan also provides for discretionary profit-sharing contributions as determined by our board. All contributions are held in trust as required by law. As a tax-qualified plan, we can generally deduct contributions to the 401(k) Plan when made, and the contributions are not taxable to participants until distributed from the plan.

  Deferred Compensation Plan

          Effective November 3, 2005, we adopted a deferred compensation plan for select highly compensated employees, or the "Deferred Compensation Plan," which is meant to be an unfunded deferred compensation plan. The Deferred Compensation Plan will be administered by our compensation committee and will allow key employees to defer a specified amount of their compensation until the earlier of the employee's termination of employment or a change in control of us. Such amounts may also be paid out upon the happening of an unforeseeable emergency as defined in Section 409A of the Code. Employees selected to participate in the plan must complete the required enrollment forms no later than the last day of the immediately preceding plan year or, in the case of an employee who first becomes eligible to participate in the plan during any plan year, no later than 30 days following the date the employee first becomes eligible to participate in the plan. In the case of certain performance based compensation, the enrollment forms must be filed no later than six months before the end of the performance period. All amounts credited to a participant's account are deemed invested in our common stock, a fixed income account, or as otherwise determined by the compensation committee annually.

  Employee Stock Purchase Plan

          Following consummation of this offering, we expect to implement an employee stock purchase plan (the "ESPP") pursuant to which eligible employees can elect to have a portion of their compensation for the calendar month withheld to buy shares of our Class A common stock, subject to certain limitations as prescribed by the committee described below. The ESPP is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. A total of 1,000,000 shares of our common stock will be reserved for issuance under the ESPP.

          The ESPP will be administered by our compensation committee, or such other committee as designated by our board. Participation in the ESPP shall commence at such time that the committee, in its sole discretion, may determine. All employees whose principal work location is within the United States and who customarily work more than 20 hours per week and more than five months per calendar year will be eligible to participate in the ESPP, unless otherwise determined by the committee. If an employee's employment is terminated after payroll deductions have been made but prior to the purchase date relating to such month, then such employee is entitled to receive the cash deducted from his compensation pursuant to the ESPP. All amounts deducted pursuant to the ESPP will be applied to purchase our common stock at a purchase price that is 95%, or such lower percentage equal to or in excess of 85% as the committee may from time to time determine, of the average cost incurred by the ESPP in purchasing such shares on the open market on the applicable purchase date. The ESPP will be subject to SFAS 123R when we adopt the standard on January 1, 2006. We are currently evaluating the requirements under SFAS 123R and the impact of its adoption on the ESPP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          In September 2003, we sold 1,208,055 shares of a separate class of our common stock and 1,200,000 shares of our Series A preferred stock for an aggregate amount of $12.0 million to Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., whose general partner is Rosewood Capital Associates IV, LLC, and for whom Byron K. Adams, Jr., one of our directors, is a managing member. After that transaction, the Rosewood entities were the only holders of that class of our common stock and the Series A preferred stock. In connection with the closing of this offering, we are required to redeem the Series A preferred stock for an aggregate amount of $12.0 million, and shares of common stock currently held by the Rosewood entities will convert into shares of our Class A common stock.

          In connection with the sale of stock to the Rosewood entities in September 2003, we entered into a registration rights agreement and stockholder agreement with these entities, Kevin A. Plank, J. Scott Plank, Kip Fulks, Ryan Wood, Plank Investments Limited Partnership and our other stockholders. Any shares registered pursuant to these agreements would become freely tradable without restriction under the Securities Act of 1933. The registration rights agreement provides for demand registration rights pursuant to which we must generally comply with the request of the holders to register shares on their behalf and piggyback registration rights pursuant to which the holders can request registration of their shares when we register shares. We are required to bear all registration fees and expenses related to any registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by our existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable our existing stockholders to consummate the disposition of shares in certain jurisdictions. See "Shares Eligible for Future Sale — Additional Registration Statements — Registration Rights Agreement" for more details about the terms of the registration rights agreement.

          The same stockholders who are a party to the registration rights agreement also entered into a stockholders agreement with us in September 2003. The agreement included the right for the Rosewood entities as the holders of the Series A preferred stock to be represented on our board of directors, transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, preemptive rights, and reporting requirements, among other requirements. The agreement terminates by its terms upon the completion of this offering.

          We currently have life insurance policies on Kevin A. Plank and J. Scott Plank in the amount of $16.0 million and $4.4 million, respectively, for which we are the named beneficiary. These policies were acquired by us pursuant to the terms of buy-sell agreements that we entered into on September 30, 2003. The agreements provide that we will maintain this level of life insurance for so long as we are able to do so on economically reasonable terms. In the event of the executive's death, we are obligated to use the entire proceeds from the insurance policy to purchase from the executive's estate as much of our common stock that it holds as we can at the higher of the then fair market value or book value, and the executive's estate is obligated to sell that common stock to us. The premiums on these policies are $589.43 per month and $233.53 per month, respectively. These agreements terminate by their terms upon the closing of this offering.

          We also maintain life insurance policies on Ryan Wood and Kip Fulks in the amount of $2.5 million each, for which we are the named beneficiary. These policies were acquired by us pursuant to the terms of amended and restated buy-sell agreements that we entered into with Messrs. Wood and Fulks on September 30, 2003. The agreements are substantially similar to those described above, except that they also provide that in the event of the termination of the executive's employment, we have an option for 90 days to purchase all of the shares of our common stock that he then holds, unless the termination of his employment is by us without cause or by him for good reason, in which case our option is only with respect to 50% of the shares of our common stock that he then holds. The premiums on these policies are $104.42 per month and $100.11 per month, respectively. These agreements terminate by their terms upon the closing of this offering.

          In 2001, each of Kip Fulks and Ryan Wood, both of whom are executive officers, issued a promissory note to us in the principal amount of $56,000 in connection with the exercise of employee stock options to purchase 2.4 million shares of our common stock. The promissory notes bear interest at 5.5% per annum and mature on February 1, 2006.

          William McDermott, one of our directors, is the President and Chief Executive Officer of SAP America, Inc. and a Corporate Officer of SAP AG, SAP America's parent company. We entered into an agreement with SAP America, Inc. on June 27, 2005 to license the SAP Apparel and Footwear Solution (AFS) as our new ERP software. In 2005, we are committed to pay approximately $1.0 million to SAP America in connection with the licensing of this software in 2005 and may extend this license at our option.

          Thomas J. Sippel, one of our directors, is a partner in the law firm of Gill & Sippel. In 2004, we paid approximately $69,000 to Gill & Sippel in connection with legal services they rendered to us.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following tables set forth information known to us regarding beneficial ownership of our common stock as of November 17, 2005, by:

  •
  each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock;

  •
  each stockholder selling shares in this offering;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

          Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned. See "Certain Relationships and Related Transactions" for a discussion of business relationships between us and certain of our stockholders.

          The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The table below assumes the underwriters do not exercise their option to purchase additional shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after November 17, 2005. For purposes of calculating each person's or group's percentage ownership, shares of Class A common stock issuable pursuant to stock options exercisable within 60 days after November 17, 2005 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

          As of November 17, 2005, there were 36,836,651 shares of our common stock outstanding (assuming the conversion into shares of Class A common stock of all shares of our common stock currently held by the Rosewood entities). Assuming the issuance of 9,500,000 shares of our Class A common stock in this offering, and the grant of 100 restricted shares of Class A common stock on consummation of this offering to each of our full-time employees continuously employed by us since April 30, 2005, and after giving effect to our charter amendment and the exchange by Kevin A. Plank and two Kevin A. Plank family entities of their shares of our Class A common stock for shares of our Class B common stock on a one-for-one basis there will be 31,176,651 shares of Class A common stock and 15,200,000 shares of Class B common stock outstanding after this offering. Unless otherwise indicated in the footnotes, the address of each beneficial owner listed below is c/o Under Armour, Inc., 1020 Hull Street, 3rd Floor, Baltimore, Maryland 21230.

Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering*	Percentage of Outstanding Common Stock Before the Offering	Number of Shares of Common Stock Offered Hereby	Number of Shares Beneficially Owned Following the Offering	Percentage of Outstanding Common Stock Following the Offering	Percentage of Total Voting Power After the Offering
Kevin A. Plank(1)(2)	16,200,000	44.01%	1,000,000	15,200,100	32.78%	82.98%
Byron K. Adams, Jr.(3)(4)	3,627,165	9.85	—	3,627,165	7.82	1.98
Douglas E. Coltharp	43,500	**	—	43,500	**	**
A.B. Krongard	15,285	**	—	15,285	**	**
William McDermott	15,285	**	—	15,285	**	**
Harvey L. Sanders	43,500	**	—	43,500	**	**
Thomas J. Sippel(5)(6)	70,500	**	—	70,500	**	**
Kip Fulks(7)	2,400,000	6.52	275,000	2,125,100	4.58	1.16
William J. Kraus(8)	231,000	**	—	231,100	**	**
Wayne Marino	75,000	**	—	75,100	**	**
J. Scott Plank(2)(9)	4,196,000	11.40	250,000	3,946,100	8.51	2.15
Ryan S. Wood	2,400,000	6.52	258,000	2,142,100	4.62	1.04
Plank Investments Limited Partnership(2)	3,550,000	9.64	—	3,550,000	7.66	1.94
Rosewood Capital(4):
Rosewood Capital IV, L.P.	3,371,403	9.16	—	3,371,403	7.27	1.84
Rosewood Capital IV Associates, L.P.	252,762	**	—	252,762	**	**
Stuart Plank(2)(6)(10)	430,000	1.17	75,000	355,000	**	**
William H. Plank(2)(10)(11)	750,000	2.03	250,000	500,000	**	**
Colin Harper Plank(2)(10)(11)	850,000	2.31	250,000	600,000	1.29	**
Ray Bank	300,000	**	30,000	270,000	**	**
Sam Krupsaw	450,000	1.22	148,000	302,000	**	**
David Demsky(12)	75,000	**	7,000	68,100	**	**
Scott Salkeld(13)	465,000	1.26	25,000	440,100	**	**
Mike Fafaul(14)	169,500	**	12,000	157,600	**	**
Steve Battista(15)	105,000	**	12,000	93,100	**	**
Jamie Bragg(16)	315,000	**	20,000	295,100	**	**
Raphael Peck(17)	99,000	**	12,000	87,100	**	**
All executive officers and directors as a group (20 persons)(18)	29,769,735	79.82	1,819,000	27,952,135	59.68	89.94

*
The numbers shown also include Under Armour's restricted shares held by certain executive officers and directors. Each executive officer and director may vote the restricted shares he holds, but may not sell or otherwise transfer the restricted shares during the restricted period. These restrictions lapse over a period of years ending March 25, 2007. The individuals in the table hold the following number of restricted shares: Mr. Adams, 3,000; Mr. Coltharp, 43,500; Mr. Krongard, 15,285; Mr. McDermott, 15,285; Mr. Sanders, 43,500; Mr. Sippel, 3,000; and all executive officers and directors as a group, 208,070.

**
Represents beneficial ownership of less than 1%.

(1)
Excludes 3,550,000 shares held by the Plank Investments Limited Partnership. Includes 15,270,000 shares held by Mr. Plank individually and 930,000 shares held by two limited liability companies of which Mr. Plank is the managing member and over whose shares he has voting control and investment discretion.

(2)
Plank Investments Limited Partnership, of which each of Kevin A. Plank, J. Scott Plank, Stuart Plank, William H. Plank and Colin Harper Plank is a limited partner, is a family-owned partnership. Each of Kevin A. Plank, J. Scott Plank, Stuart Plank, William H. Plank and Colin Harper Plank disclaims beneficial ownership with respect to any of the shares held by the partnership.

(3)
Includes 3,371,403 shares of Class A common stock held, on an as converted basis, by Rosewood Capital IV, L.P. and 252,762 shares held, on an as converted basis, by Rosewood Capital IV Associates, L.P. Mr. Adams is currently a managing director of Rosewood Capital, LLC, a private equity firm affiliated with the Rosewood entities. Mr. Adams disclaims beneficial ownership of the shares held by Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., except to the extent of his pecuniary interest in such shares. The Rosewood entities also hold all 1,200,000 shares of our Series A preferred stock, which will be redeemed upon consummation of this offering. Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P. are controlled by Rosewood Capital Associates IV, L.L.C., its general partner. Byron K. Adams, Kyle A. Anderson and Peter B. Breck are the managing members of Rosewood Capital IV Associates, L.L.C. The members disclaim beneficial ownership of these shares, except to the extent of their financial interest in the shares.

(4)
The number of shares of common stock attributed to the Rosewood entities gives effect to the automatic conversion of each share of common stock currently held by the Rosewood entities into three shares of Class A common stock upon consummation of this offering.

(5)
Includes 30,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(6)
Excludes 70,000 shares held by two trusts for the benefit of minor children of Mr. Stuart Plank, as to which Mr. Thomas J. Sippel acts as trustee. Each of Mr. Plank and Mr. Sippel disclaims beneficial ownership with respect to such shares.

(7)
Includes 2,025,000 shares held by Mr. Fulks individually and 375,000 shares held by Kip Fulks Trust. Mr. Fulks is the trustee of the Kip Fulks Trust and has voting control and investment discretion over the shares held by the Kip Fulks Trust. Mr. Fulks disclaims beneficial ownership of the shares held by the Kip Fulks Trust.

(8)
Includes 156,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(9)
Excludes 3,550,000 shares held by the Plank Investments Limited Partnership. Includes 3,539,654 shares held by Mr. Plank individually and 656,346 shares held by JS DM Family LLC. Mr. Plank is the managing member of JS DM Family LLC. and has voting control and investment discretion over the shares held by JS DM Family LLC.

(10)
Excludes 3,550,000 shares held by the Plank Investments Limited Partnership.

(11)
Excludes 50,000 shares held by a trust for the benefit of minor children of Mr. Colin Harper Plank, as to which Mr. William H. Plank acts as trustee. Each of Mr. Colin Harper Plank and Mr. William H. Plank disclaims beneficial ownership with respect to such shares.

(12)
Includes 15,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(13)
Includes 37,500 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(14)
Includes 60,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(15)
Includes 18,750 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(16)
Includes 255,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(17)
Includes 61,834 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

(18)
Includes shares shown as beneficially owned by each of the directors and named executive officers, and 2,855,000 additional shares held by other executive officers, including 460,084 additional shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

          As part of a recapitalization in connection with the closing of this offering, our stockholders have approved an amended and restated charter that provides that we may issue up to 116,200,000 shares of common stock, par value $.0003 1/3 per share, 100,000,000 of which are designated Class A common stock and 16,200,000 are designated Class B common stock, and permits our board to amend the charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and to classify or reclassify unissued shares of stock. In addition, in connection with the closing of this offering, Kevin A. Plank will exchange 16,200,000 shares of Class A common stock for 16,200,000 shares of Class B common stock. Upon completion of this offering, 31,176,651 shares of Class A common stock, 15,200,000 shares of Class B common stock and no shares of preferred stock will be issued and outstanding.

          Immediately following the closing of this offering, Kevin A. Plank will beneficially own shares of Class B common stock representing 83% of the combined voting power of our outstanding common stock. As a result, Mr. Plank will be able to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors, amendments to our charter and mergers or other business combinations.

          As of November 17, 2005, there were 38 stockholders of record of our common stock, including the two Rosewood entities, and two stockholders of record of our preferred stock. Upon the closing of this offering all outstanding shares of our preferred stock will automatically be converted into the right to receive a cash payment and will no longer be issued and outstanding.

          The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated charter and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

          Our new amended and restated charter will divide our common stock into two classes, Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock will have identical rights, except that the holders of Class A common stock are entitled to one vote per share held of record and holders of Class B common stock will be entitled to 10 votes per share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as provided in the future with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of shares of common stock representing a plurality of the votes cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

          Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when and if authorized and declared by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock.

          Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in certain similar transactions outside the ordinary course of business, unless recommended by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.

          Shares of Class B common stock will convert automatically into a like number of shares of Class A common stock as follows:

  •
  Upon the occurrence of any of the following events with respect to Mr. Plank, all of the Class B common stock originally held by him or a Kevin A. Plank family entity will automatically convert into Class A common stock:

  •
  The number of shares of Class A common stock and Class B common stock beneficially owned by him and any Kevin Plank family entities, in the aggregate, represents less than 15.0% of the total number of shares of Class A common stock and Class B common stock outstanding;

  •
  The death of Kevin A. Plank; and.

  •
  Kevin A. Plank's ceasing to be affiliated with the Company in any capacity (other than as a shareholder) as a result of a permanent disability.

In addition, shares of Class B common stock that are transferred after this offering will automatically convert into a like number of shares of Class A common stock, other than transfers:

  •
  to a Kevin A. Plank family entity; or

  •
  to any trustees, in their respective capacities as such, of any Kevin A. Plank family entity that is a trust.

          For purposes of our charter, a Kevin A. Plank family entity is (i) any not-for-profit corporation controlled by Mr. Plank or his wife, (ii) any other corporation if at least 66% of the value of its outstanding equity is owned by Mr. Plank, his wife or children; (iii) any partnership if at least 66% of the value of its partnership interests are owned by Mr. Plank, his wife or children; (iv) any limited liability or similar company if at least 66% of the value of the company is owned by Mr. Plank, his wife or children; or (v) any trust the primary beneficiaries of which are Mr. Plank, his wife, children and/or charitable organizations, which if the trust is a wholly charitable trust, at least 66% of the trustees of such trust are appointed by Mr. Plank or his wife.

          Each share of Class B common stock will also convert automatically into one share of Class A common stock if a holder ceases to be any of the specified persons listed above, other than upon the pledge of such holder's shares of Class B common stock to a financial institution.

          Once shares of the Class B common stock are converted into shares of Class A common stock, the number of shares classified as Class B common stock will be reduced on a share for share basis and the number of shares of Class A common stock shall be increased on a one-for-one basis. None of either the Class A common stock or the Class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. The Class B common stock is not being registered as part of this offering and currently we have no plans to do so in the future.

          We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of Class A common stock may be distributed with respect to Class A common stock and only shares of Class B common stock may be distributed with respect to Class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per shares of such class of common stock shall be equal in number.

          In the event of a merger or consolidation of our company with or into another entity (whether or not our company is the surviving entity), the holders of Class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the Class B common stock in such merger or consolidation.

          No additional shares of Class B common stock may be issued after this offering except in connection with a stock split or stock dividend on the Class B common stock in which the Class A common stock is similarly split or receives a similar dividend.

Preferred Stock

          Upon the closing of the offering, we are required to redeem those shares of preferred stock that were outstanding prior to the offering. After the closing of the offering, we will not have any shares of preferred stock outstanding.

          Our charter specifically provides that we may issue, from time to time and without further vote or action by the stockholders, shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, as shall be determined by our board of directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Power to Issue Additional Shares of and Recapitalize Common Stock and Preferred Stock

          We believe the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Transfer Agent and Registrar

          The transfer agent and registrar for the common stock is Wachovia Bank, N.A.

Listing

          The Class A common stock has been approved for quotation on The Nasdaq National Market under the symbol "UARM."

Certain Provisions of Maryland Law and of Our Charter and By-Laws

  Board of Directors

          Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

          Our board is not currently classified and, although it would otherwise be permissible under Maryland law for our board to become classified without stockholder approval, we have included a provision in our charter prohibiting the classifying of our board without the recommendation of the board and the affirmative vote of a majority of the votes cast on such matter by holders of our common stock.

  Removal of Directors

          Our charter provides that a director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of directors.

  Business Combinations

          Our charter contains a provision opting out of the Maryland business combination statute, which would otherwise prohibit specified business combinations between the company and any interested stockholder or affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

  Control Share Acquisitions

          Our bylaws contain a provision exempting any and all acquisitions of our shares from the provisions of the Maryland Control Share Acquisition Act, which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. However, our board may opt to make these provisions applicable to future control share acquisitions at any time by amending or repealing this bylaw provision.

  Consideration of Constituencies

          Maryland law provides that a charter of a Maryland corporation may allow its board of directors, in considering a potential acquisition of control of the corporation, to consider the effects of the change of control on stockholders, employees, suppliers, customers and creditors of the corporation, and the communities in which offices or other establishments of the corporation are located. Our charter contains this type of provision.

  Amendment to the Charter

          Our charter generally may be amended only upon the recommendation of the board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. However, our charter provisions regarding removal of directors, vacancies on the board of directors and amendment of the bylaws may be amended only by the affirmative vote of holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

  Advance Notice of Director Nominations and New Business

          Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by the board of directors; or

  •
  by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures specified in the bylaws.

  Special Meeting of Stockholders

          Our bylaws provide that a special meeting of stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting.

  Majority Action

          Our charter provides that any corporate action which, under the general corporation laws of the State of Maryland would (in the absence of a provision in our charter) require the authorization or approval of a greater proportion than a majority of all votes entitled to be cast for such action to be effective and valid, shall be effective and valid if authorized or approved by at least a majority of all votes cast.

  Limitation of Liability and Indemnification

          Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision that eliminates directors' and officers' liability to stockholders for money damages to the maximum extent permitted by Maryland law.

          Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

  •
  the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

          However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right where the director is adjudged to be liable to us or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

          In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

          Our charter requires us to indemnify, to the fullest extent permitted by Maryland law, our directors and our officers. Our bylaws require us to indemnify, to the fullest extent permitted by Maryland law, any present or former director or officer, or person who has agreed to become a director or officer, or any person who, at our request, serves another corporation or other enterprise as a director, officer, employee or agent, and allow us to indemnify, to the fullest extent permitted by Maryland law, any employee or agent, against all expenses, liabilities and losses reasonably incurred or suffered by that person in connection with that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. Upon completion of this offering, we will have outstanding an aggregate of 46,376,651 shares of common stock, including 31,176,651 shares of Class A common stock and 15,200,000 shares of Class B common stock, assuming no exercise of outstanding options. Each share of Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock shall convert automatically into one share of Class A common stock upon transfer, with limited exceptions. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that 606,100 shares purchased through the directed share program will be eligible for sale 120 days after the date of the final prospectus and that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining shares of our common stock that are outstanding after this offering, or approximately 34 million shares, will be restricted shares under the terms of the Securities Act and may be eligible for sale as described below 180 days after the date of the final prospectus following the expiration of lock-up agreements between our officers, directors and stockholders and the underwriters.

Sales of Restricted Securities

          Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they are sold pursuant to an exemption from registration, such as the exemptions provided by Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Class A common stock then outstanding, which will equal approximately 311,737 shares immediately after this offering, or the average weekly trading volume of our Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the one-year holding period requirement.

          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that is not an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, any such shares may be sold upon the expiration of the lock-up period described below.

          Shares issued in reliance on Rule 701, such as the shares of Class A common stock acquired upon the exercise of options or pursuant to other rights granted under our equity incentive plans, are also restricted, and may be resold, to the extent not restricted by the terms of the lock-up agreements by non-affiliates beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. Of the total shares issuable upon exercise of these options, 971,834 are subject to 180-day lock-up agreements.

Additional Registration Statements

  Equity Incentive Plans

          We intend to file one or more registration statements under the Securities Act after the offering to register up to 4,000,000 shares of our Class A common stock underlying outstanding stock options or reserved for issuance under our equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to the lock-up agreements described below.

  Registration Rights Agreement

          After the offering, several of our existing stockholders, who collectively hold 3,924,165 shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act pursuant to a registration rights agreement that we entered into with these stockholders. Any shares registered pursuant to this agreement would become freely tradable without restriction under the Securities Act. The stockholders who are parties to this agreement, by exercising their registration rights, could cause a large number of shares of our Class A common stock to be registered and publicly sold, which could cause the price of shares of our Class A common stock to decline significantly.

          Under the terms of the registration rights agreement, at any time beginning six months after the closing of the initial public offering of our securities, stockholders representing at least 50% of the total shares converted from the shares of our common stock held by the Rosewood entities prior to this offering, as described above under "Certain Relationships and Related Transactions," may request that we register all or any portion of the shares held by such requesting holder or holders, if the reasonably anticipated aggregate price to the public of such sale would be at least $10.0 million. In that event, we must use our commercially reasonable efforts to register those shares and remaining holders of these rights are entitled to notice of the registration and have the right to request that we include their registrable shares in the registration as well. The total number of shares included in the registration will be subject to any limitations imposed by the underwriters for such sale. We are obligated to register shares up to a maximum of two times under this provision of the agreement unless certain conditions are not met.

          Additionally, under the registration rights agreement, if at any time we are eligible to use Form S-3, stockholders representing at least 50% of the total shares converted from shares purchased by the Rosewood entities have the right to request that we file a registration statement covering all or any portion of their registrable shares on Form S-3, but only if the reasonably anticipated aggregate public offering price of the shares to be registered is at least $2,000,000. In that event, we must use our commercially reasonable efforts to register those shares. These rights are subject to a limit of one registration in any 12-month period.

          The stockholders who are parties to the registration rights agreement also have piggyback registration rights which apply when we register shares other than pursuant to a Form S-4 or S-8. Our registration rights agreement also provides that the number of shares included by any stockholder in an underwritten public offering may be reduced if and to the extent the underwriters for such offering determine that the number of shares to be included in the registration exceeds the number that the underwriters believe they can sell.

          We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by our existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable our existing stockholders to consummate the disposition of shares in certain jurisdictions. The rights of the holders who are parties to the registration rights agreement terminate upon the earlier of five years from the date of the closing of this offering or, with respect to any holder who holds less than one percent of our outstanding common stock, such time as all of that holder's securities may be sold within a 90-day period in a single transaction under Rule 144 of the Securities Act.

  Letter Agreement with Stockholder

          We entered into a letter agreement with Raymond L. Bank, one of our stockholders, that grants him the right, in the event of a sale of shares of our common stock by Kevin A. Plank or his family, to sell his shares upon the same terms. As a result of the sale of common stock by Kevin A. Plank and members of his family, we may be required to file a registration statement to register sales of the 300,000 shares of Class A common stock held by Mr. Bank. In addition to other shares that become available for sale in the public market, these shares could cause the price of shares of our Class A common stock to decline.

Effects of Sales of Shares

          Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict what effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the price for shares of our Class A common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing prices for our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

UNDERWRITING

          Under Armour, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the Class A common stock shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Wachovia Capital Markets, LLC, Piper Jaffray & Co. and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.	6,062,000
CIBC World Markets Corp.	2,121,700
Wachovia Capital Markets, LLC	2,121,700
Piper Jaffray & Co.	909,300
Thomas Weisel Partners LLC	909,300

Total	12,124,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,818,600 shares of Class A common stock from certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Under Armour, Inc. and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase    additional shares.

Paid by Under Armour, Inc.

	No Exercise	Full Exercise
Per Share	$0.91	$0.91
Total	$8,645,000	$8,645,000

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.91	$0.91
Total	$2,387,840	$4,042,766

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.55 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          Under Armour, Inc., its directors and executive officers, the selling stockholders and certain other holders of Under Armour, Inc.'s common stock that was outstanding prior to this offering have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Under Armour, Inc. issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Under Armour, Inc. announces that it will release earnings results during the 16 day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or announcement of the material news or event. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among Under Armour, Inc. and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be Under Armour, Inc.'s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          The Class A common stock has been approved for quotation on The Nasdaq National Market under the symbol "UARM."

          A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

          In connection with the issue of the shares of common stock, Goldman, Sachs & Co. (the "Stabilizing Manager" (or persons acting on behalf of the Stabilizing Manager)) may over-allot common stock or effect transactions with a view to supporting the market price of the common stock at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

          This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

          To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

            (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

            (c)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The EEA selling restriction is in addition to any other selling restrictions set out below.

          Each of the underwriters has represented and agreed that:

            (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer, and

            (b)   it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The Class A common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          Under Armour, Inc. currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 606,100 shares of common stock for sales at the initial public offering price to directors, officers, employees and friends through a directed share program. Shares purchased through the directed share program will be subject to 120-day lock-up agreements. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          Under Armour, Inc. and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.3 million.

          Under Armour, Inc. and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain rights granted to Goldman, Sachs & Co. by Under Armour, Inc. are treated as a right of first refusal by the NASD, Inc., or NASD, and deemed to be underwriting compensation under Rule 2710 of the Conduct Rules of the NASD. Pursuant to that rule, the amount of compensation attributed to the right of first refusal is 1% of the offering proceeds.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Under Armour, Inc. for which they received or will receive customary fees and expenses. In 2003, in connection with the sale of Under Armour, Inc.'s Series A preferred stock, CIBC World Markets Corp. provided Under Armour, Inc. with certain financial advisory and placement agent services, including introducing Under Armour, Inc. to potential investors. In December 2003, Under Armour, Inc. entered into a master loan and security agreement with Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC. Wachovia can, at its discretion, make loans to Under Armour, Inc. upon Under Armour, Inc.'s request under this facility. To date, Under Armour, Inc. has twice borrowed under this facility to finance the acquisition of furniture and fixtures, and at September 30, 2005, the outstanding principal balance was approximately $0.3 million.

VALIDITY OF CLASS A COMMON STOCK

          The validity of the issuance of the Class A common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, each of which may rely with respect to matters of Maryland law on Hogan & Hartson L.L.P.

EXPERTS

          The consolidated financial statements of Under Armour as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT ACCOUNTANTS

          For the years ended December 31, 1999 through 2002, Grabush, Newman & Co., P.A. ("Grabush") examined and reported upon the financial statements of Under Armour, Inc. In May of 2003, Grabush ceased active operations, and had never been registered with the Public Company Accounting Oversight Board to conduct business before the SEC. In 2003, we retained PricewaterhouseCoopers LLP to act as our independent registered public accounting firm.

          In connection with Grabush's audits of our financial statements for the years ended December 31, 2001 and 2002, and prior to Grabush's cessation of active operations and its replacement, there were no unresolved disagreements with Grabush on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, nor any reportable events. Grabush's reports on our financial statements for the years ended December 31, 2001 and 2002 contained no adverse opinion or disclaimer of opinion and were not modified or qualified as to uncertainty, audit scope or accounting principles. The decision to engage PricewaterhouseCoopers LLP was unanimously approved by our board of directors. We had not consulted PricewaterhouseCoopers LLP on accounting matters during the period of engagement with Grabush.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the Class A common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the Class A common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference.

          The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

          As a result of the filing of the registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file periodic proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Under Armour, Inc. and Subsidiaries

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2003 and 2004 and September 30, 2005 (unaudited) and September 30, 2005 pro-forma (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2002, 2003, and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2003, and 2004 and the nine months ended September 30, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Under Armour, Inc. and subsidiaries:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Under Armour, Inc. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 10, 2005, except as to the stock split described in Note 14, which is as of August 23, 2005

Under Armour, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,		September 30, 2005
	2003	2004	Actual	Pro-Forma
			(Unaudited)	(Unaudited) (Note 1)
Assets
Current assets
Cash	$667	$1,085	$324
Accounts receivable, net of allowance for doubtful accounts of $541, $933 and $527 as of September 30, 2005, December 31, 2004 and 2003, respectively	23,316	38,506	58,690
Inventories	21,849	48,055	50,277
Other receivables	1,400	1,558	3,190
Other current assets	355	812	1,710
Deferred income taxes	2,796	6,447	8,185

Total current assets	50,383	96,463	122,376

Property and equipment, net	4,128	14,211	20,192
Deferred income taxes	21	—	—
Other non-current assets	193	303	1,955

Total assets	$54,725	$110,977	$144,523

Liabilities, Mandatorily Redeemable Securities and Stockholders' Equity
Current liabilities
Revolving credit facility	$19,291	$38,748	$23,101
Accounts payable	10,874	20,620	29,583
Accrued expenses	4,220	14,526	11,252
Income taxes payable	1,050	2,282	4,107
Current maturities of term debt	—	—	2,679
Current maturities of subordinated debt	396	650	1,721
Current maturities of capital lease obligations	730	2,947	2,086

Total current liabilities	36,561	79,773	74,529

Term debt, net of current maturities	—	—	22,321
Subordinated debt, net of current maturities	428	100	2,598
Capital lease obligations, net of current maturities	1,173	2,688	2,036
Deferred income taxes	—	289	586
Other long term liabilities	—	198	215

Total liabilities	38,162	83,048	102,285

Commitments and contingencies (see Note 7)
Mandatorily Redeemable Series A Preferred Stock, nonvoting, no par, 2,000,000 shares authorized; 1,200,000 shares outstanding as of September 30, 2005, December 31, 2004 and 2003; liquidation preference of $14,516, $13,524 and $12,300 as of September 30, 2005, December 31, 2004 and 2003, respectively	4,698	6,692	8,488	$12,000

Stockholders' equity and comprehensive income
Class A Common Stock, $.0003 1/3 par value; 56,375,835 shares authorized; 33,186,820, 31,890,000 and 31,200,000 shares issued and outstanding as of September 30, 2005, December 31, 2004 and 2003, respectively. Pro forma Class A Common Stock $.0003 1/3 par value; 36,810,985 shares issued and outstanding as of September 30, 2005.	10	11	11	12
Class B Convertible Common Stock, $.001 par value; 1,208,055 authorized, issued and outstanding as of September 30, 2005, December 31, 2004 and 2003, respectively.	1	1	1	—
Additional paid-in capital	7,656	7,733	10,763	10,763
Retained earnings	4,327	13,655	24,584	21,072
Unearned compensation	—	—	(1,338)	(1,338)
Stockholders' notes receivable	(129)	(118)	(282)	(282)
Accumulated other comprehensive income/(loss)	—	(45)	11	11

Total stockholders' equity	11,865	21,237	33,750	$30,238

Total liabilities, mandatorily redeemable securities and stockholders' equity	$54,725	$110,977	$144,523

See accompanying notes.

Under Armour, Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Net revenues	$49,550	$115,419	$205,181	$135,536	$193,750
Cost of goods sold	26,329	64,757	109,748	73,920	100,396

Gross profit	23,221	50,662	95,433	61,616	93,354
Operating expenses
Selling, general and administrative expenses	18,908	40,709	70,053	45,904	70,329

Income from operations	4,313	9,953	25,380	15,712	23,025
Other expenses
Interest expense, net	894	2,214	1,284	750	2,124

Income before income taxes	3,419	7,739	24,096	14,962	20,901
Provision for income taxes	653	1,991	7,774	4,800	8,176

Net income	2,766	5,748	16,322	10,162	12,725
Accretion of and cumulative preferred dividends on Series A Preferred Stock	—	475	1,994	1,496	1,796

Net income available to common stockholders	$2,766	$5,273	$14,328	$8,666	$10,929

Net income available per common share:
Basic	$0.09	$0.16	$0.41	$0.25	$0.30
Diluted	$0.08	$0.15	$0.39	$0.23	$0.29
Weighted average common shares outstanding:
Basic	31,200	32,106	35,124	35,087	35,871
Diluted	32,967	34,146	36,774	37,125	38,064
Pro forma net income per share (see Note 2) (Unaudited):
Pro forma basic			$0.45		$0.35
Pro forma diluted			$0.43		$0.33
Pro forma weighted average common shares outstanding (see Note 2) (Unaudited):
Pro forma basic			36,047		36,794
Pro forma diluted			37,697		38,987

See accompanying notes.

Under Armour, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands)

	Class A Common Stock		Class B Convertible Common Stock						Accumulated Other Comp- rehensive Income
					Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Stockholders' Notes Receivable		Comp- rehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2001	25,800.0	$9	—	$—	$176	$2,754	$—	$(117)	—		$2,822
Distributions	—	—	—	—	—	(2,826)	—	—	$—		(2,826)
Interest on stockholders' notes receivable	—	—	—	—	—	—	—	(6)	—		(6)
Shares issued on conversion of debt	5,400.0	1	—	—	70	—	—	—	—		71
Comprehensive income:
Net income	—	—	—	—	—	2,766	—	—	—	$2,766

Comprehensive income										2,766	2,766

Balance as of December 31, 2002	31,200.0	10	—	—	246	2,694	—	(123)	—		2,827
Dividends	—	—	—	—	—	(3,640)	—	—	—		(3,640)
Issuance of Common Stock, net of issuance costs of $233	—	—	1,208.1	1	7,410	—	—	—	—		7,411
Cumulative preferred dividends	—	—	—	—	—	(300)	—	—	—		(300)
Accretion of Mandatorily Redeemable Series A Preferred Stock	—	—	—	—	—	(175)	—	—	—		(175)
Interest on stockholders' notes receivable	—	—	—	—	—	—	—	(6)	—		(6)
Comprehensive income:
Net income	—	—	—	—	—	5,748	—	—	—	5,748

Comprehensive income										5,748	5,748

Balance as of December 31, 2003	31,200.0	10	1,208.1	1	7,656	4,327	—	(129)	—		11,865
Dividends	—	—	—	—	—	(5,000)	—	—	—		(5,000)
Cumulative preferred dividends	—	—	—	—	—	(1,224)	—	—	—		(1,224)
Accretion of Mandatorily Redeemable Series A Preferred Stock	—	—	—	—	—	(770)	—	—	—		(770)
Exercise of stock options	690.0	1	—	—	77	—	—	—	—		78
Interest on stockholders' notes receivable	—	—	—	—	—	—	—	(6)	—		(6)
Payment on stockholders' notes receivable	—	—	—	—	—	—	—	17	—		17
Comprehensive income:
Net income	—	—	—	—	—	16,322	—	—	—	16,322
Foreign currency translation adjustment, net of tax of $17	—	—	—	—	—	—	—	—	(45)	(45)

Comprehensive income										16,277	16,277

Balance as of December 31, 2004	31,890.0	11	1,208.1	1	7,733	13,655	—	(118)	(45)		21,237
Cumulative preferred dividends	—	—	—	—	—	(805)	—	—	—		(805)
Accretion of Mandatorily Redeemable Series A Preferred Stock	—	—	—	—	—	(991)	—	—	—		(991)
Exercise of stock options	1,068.8	—	—	—	700	—	—	(262)	—		438
Purchase of restricted stock	131.0	—	—	—	597	—	(99)	—	—		498
Restricted Stock Grant	—	—	—	—	736	—	(736)	—	—		—
Stock Options Granted	97.0	—	—	—	997	—	(954)	—	—		43
Amortization of unearned compensation	—	—	—	—	—	—	451	—	—		451
Interest on stockholders' notes receivable	—	—	—	—	—	—		(8)	—		(8)
Receipt of principle and interest on stockholders' notes receivable	—	—	—	—	—	—	—	106	—		106
Comprehensive income:
Net income	—	—	—	—	—	12,725	—	—	—	12,725
Foreign currency translation adjustment, net of tax $6	—	—	—	—	—	—	—	—	56	56

Comprehensive income										$12,781	12,781

Balance as of September 30, 2005 (unaudited)	33,186.8	$11	1,208.1	$1	$10,763	$24,584	$(1,338)	$(282)	$11		$33,750

See accompanying notes.

Under Armour, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$2,766	$5,748	$16,322	$10,162	$12,725
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	331	1,171	3,174	2,187	4,382
(Gain)/loss on disposal of fixed assets	71	8	591	587	(20)
Deferred income taxes	(899)	(1,918)	(3,341)	(2,309)	(1,448)
Provision for doubtful accounts and other allowances	1,957	6,361	4,610	2,581	967
Unearned compensation expense	—	—	—	—	494
Changes in operating assets and liabilities:
Accounts receivable	(8,207)	(15,579)	(18,811)	(19,240)	(20,925)
Other receivables	(290)	(1,111)	(615)	(980)	(1,632)
Inventories	(10,532)	(10,679)	(27,195)	(22,175)	(2,339)
Other assets	(75)	(310)	(69)	(386)	(1,762)
Accounts payable	5,920	3,358	9,747	13,235	8,373
Accrued expenses and other liabilities	902	2,691	5,504	4,682	1,744
Income taxes payable	456	558	1,232	2,190	1,938

Net cash provided by/(used in) operating activities	(7,600)	(9,702)	(8,851)	(9,466)	2,497

Cash flows from investing activities
Purchase of property and equipment	(291)	(2,285)	(8,724)	(6,272)	(8,281)
Proceeds from sale of fixed assets	—	—	41	25	54

Net cash used in investing activities	(291)	(2,285)	(8,683)	(6,247)	(8,227)

Cash flows from financing activities
Net proceeds from revolving credit facility	9,391	8,250	19,457	16,916	9,353
Proceeds from subordinated debt	3,328	2,145	450	450	2,838
Payments on subordinated debt	(1,375)	(6,011)	(524)	(369)	(1,121)
Payments on capital lease obligations	(115)	(518)	(1,424)	(872)	(1,764)
Dividends paid	(2,826)	(3,640)	—	—	(5,000)
Book overdraft	—	—	—	—	585
Cash from issuance of stock	—	12,000	—	—	498
Payment of stock issuance costs	—	(366)	—	—	—
Cash from exercise of stock options	—	—	78	38	438
Debt financing costs	(15)	—	(50)	(50)	(919)
Receipt of principal and interest on stockholders' notes receivable	—	—	17	—	106

Net cash provided by financing activities	8,388	11,860	18,004	16,113	5,014

Effect of exchange rate changes on cash balances held in foreign currencies	—	—	(52)	(24)	(45)

Net (decrease)/increase in cash	497	(127)	418	376	(761)
Cash
Beginning of period	297	794	667	667	1,085

End of period	$794	$667	$1,085	$1,043	$324

Non-cash financing and investing activities
Accretion of Mandatorily Redeemable Series A Preferred Stock to redemption value	$—	$175	$770	$578	$991
Cumulative preferred dividends	—	300	1,224	918	805
Purchase of equipment through capital leases and subordinated debt	1,360	1,176	5,156	4,599	2,103
Transfer of revolving credit facility to term debt	—	—	—	—	25,000
Unpaid declared dividends	—	—	5,000	—	—
Conversion of debt to equity	71	—	—	—	—
Interest earned on stockholders' notes receivable	6	6	6	5	8
Exercise of stock options through stockholders' notes receivable	—	—	—	—	262
Other supplemental information
Cash paid for income taxes	1,193	3,350	9,775	3,589	7,878
Cash paid for interest	585	2,365	1,281	750	2,118

See accompanying notes.

Under Armour, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Interim information as of September 30, 2005 and for the nine months ended
September 30, 2004 and 2005 is unaudited.

(amounts in thousands, except per share amounts)

1.      Business Organization and Presentation

  Organization and Basis of Presentation

          Under Armour, Inc. and Subsidiaries (the "Company") is a developer, marketer and distributor of branded performance products for men, women and youth under the label Under Armour®. Sales are targeted to athletes and teams at the collegiate and professional level as well as consumers with active lifestyles primarily in North America.

          The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company balances and transactions have been eliminated. The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

  Interim Financial Data

          The unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2004 and 2005 have been prepared in accordance with generally accepted accounting principles for interim information. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments, consisting of normal, recurring adjustments considered necessary for a fair statement have been included.

          The results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulation of the Securities and Exchange Commission (the "SEC") for interim financial statements.

  Unaudited Pro forma Balance Sheet

          The unaudited pro forma balance sheet gives effect to the conversion of the Class B Convertible Common Stock ("Class B Common Stock") and the accretion of the Mandatorily Redeemable Series A Preferred Stock ("Series A Preferred Stock") to its full redemption value in the event of an initial public offering ("IPO"), as if it occurred on September 30, 2005. The Company's Series A Preferred Stock will be redeemed at $10 per share automatically upon consummation of an IPO. In addition, upon the closing of an IPO, all Class B Common Stock outstanding will automatically convert into shares of Class A Common Stock on a three-for-one basis.

2.      Summary of Significant Accounting Policies

  Cash and Cash Equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less at date of inception to be cash equivalents. As of September 30, 2005, the Company had a book overdraft of $585 which is included in accounts payable.

  Concentration of Credit Risk

          Financial instruments that subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The majority of the Company's accounts receivable are due from retail chain customers. Credit is extended based on an evaluation of the customer's financial condition and collateral is not required. In December 2001, the Company entered into a Credit Approved Receivables Agreement with the lender of the Revolving Credit Facility (see Note 5). Under this agreement, the Company has the ability to transfer credit risk for certain customers approved by the lender. Within these customers, the Company specifically identifies individual invoices ("Approved Receivables"), up to a customer-specific maximum amount, for credit risk coverage. The Company incurs a fee for the amount of Approved Receivables to be covered. Only upon the financial inability of a covered customer to pay such invoices, and subject to the Company maintaining certain collection and reporting procedures, will the credit risk associated with the Approved Receivables be transferred to the lender. Historically, the Company has not transferred such credit risk on any Approved Receivables. As such, no sales of receivables have ever been made to its lender under the Credit Approved Receivables Agreement.

          The Company depends on certain large retail chain customers for a majority of its sales, and the loss of, or a significant reduction in orders from any of these customers would likely significantly reduce revenues. Customers that accounted for more than 10% of net revenues and accounts receivable are as follows:

	Customer A	Customer B	Customer C
Net revenues
2004	13.3%	12.8%	10.4%
2003	12.6	—	—
2002	—	—	—
Accounts receivable
2004	15.5%	14.7%	16.4%
2003	12.8	—	12.2

  Accounts Receivable

          Accounts receivable are recorded at the invoice price net allowance for doubtful accounts, discounts and returns, and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in accounts receivable. The Company reviews the allowance for doubtful accounts monthly. Receivable balances are written off against the allowance when management believes it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers.

  Other Receivables

          Other receivables primarily consist of receivable balances from the Company's licensing agreements. As of September 30, 2005, December 31, 2004 and 2003, licensing receivables were $3,190, $1,383 and $578, respectively.

  Inventories

          Inventories consist of finished goods, raw materials and work-in-process, and are valued at the lower of cost or market, using the first-in, first-out ("FIFO") method of cost determination. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including freight-in, duties and other costs. The Company does not include certain costs incurred to operate its distribution center in cost of goods sold. Historically, such costs have not had a material impact on inventories, cost of goods sold or the company's gross margin.

          The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence or damaged goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions.

  Provision for Income Taxes

          On January 1, 2002, the Company revoked its "S" corporation status and became a "C" corporation. As such, the Company began accounting for income taxes using the asset and liability approach as described in Note 10 as promulgated by the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company's management, it is more likely than not that such assets will not be realized.

  Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets: 3 to 7 years for furniture and fixtures, office equipment and software and plant equipment and 5 years for automobiles. Amortization of leasehold improvements is provided over the shorter of the lease term or the estimated useful lives of the assets. The cost of in-store fixtures are capitalized and included in furniture and fixtures and depreciated over 3 years.

          Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in selling, general and administrative expenses for that period.

          Major additions and betterments are capitalized to the asset accounts while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred.

  Impairment of Long-Lived Assets

          The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value.

  Accrued Expenses

          At December 31, 2004, accrued expenses included $5,560 and $5,000 of accrued bonuses and dividends, respectively. At September 30, 2005, accrued bonuses were $5,168.

  Currency Effects

          The functional currency for the Company's wholly owned foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Capital accounts are translated at historical exchange rates.

          The net effect of the translation of the Company's wholly owned foreign subsidiaries has been included in stockholders' equity as a component of accumulated other comprehensive income. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in selling, general and administrative expenses as incurred.

  Accumulated Other Comprehensive Income

          Accumulated other comprehensive income includes foreign currency translation adjustments, net of tax.

  Revenue Recognition

          The Company recognizes revenue pursuant to applicable accounting standards, including the SEC's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry.

          Net revenue consists of both net sales and licensing revenue. Net sales upon the transfer of title and risk of ownership to customers are recorded net of discounts, customer-based incentives and returns. Transfer of title and risk of ownership is based upon shipment under free on board (FOB) shipping-point contract terms. Provisions for sales discounts earned and customer based incentives are based on contractual obligations with customers. Returns are estimated at the time of sale based on historical experience. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees.

  Advertising Costs

          Advertising costs are charged to selling, general and administrative expenses as incurred. Advertising production costs are expensed the first time an advertisement related to such production costs is run. Media (television, print and radio) placement costs are expensed the month the advertisement appears. Advertising expense was $22,999 and $13,538 for the nine months ended September 30, 2005 and 2004, respectively, and $21,753, $13,728 and $5,231 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, prepaid advertising costs included in other current assets were $279 and $646, respectively.

  Shipping and Handling Costs

          The Company charges certain customers shipping and handling fees. These revenues are recorded in net revenues. The costs associated with shipping goods to customers are recorded in selling, general and administrative expenses. For the nine months ended September 30, 2005 and 2004, these shipping costs were $2,326 and $1,314, respectively. For the years ended December 31, 2004, 2003 and 2002, these shipping costs were $1,667, $1,533 and $958, respectively.

  Net Income Per Share

          In accordance with SFAS No. 128, "Earnings Per Share," ("SFAS 128"), basic net income available per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of shares of Class A and Class B Common Stock outstanding during the period. In accordance with Emerging Issues Task Force 03-06: "Participating Securities and the Two Class Method Under SFAS 128" ("EITF 03-06") Class B

Common Stock has been included in the basic and diluted earnings per share as if the shares were converted into Class A Common Stock on a 3-for-1 basis.

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Numerator
Net income, as reported	$2,766	$5,748	$16,322	$10,162	$12,725
Accretion of and cumulative preferred dividends on Series A Preferred Stock	—	475	1,994	1,496	1,796

Net income available to common stockholders	$2,766	$5,273	14,328	$8,666	$10,929

Numerator — Pro Forma (Unaudited)
Accretion of and cumulative preferred dividends on Series A Preferred Stock			1,994		1,796

Pro forma net income available to common stockholders			$16,322		$12,725

Denominator
Weighted average common shares outstanding including Class B Common Stock conversion to Class A Common Stock	31,200	32,106	35,124	35,087	35,871
Effect of Class A restricted Common Stock	—	—	—	—	45
Effect of dilutive securities — employee stock options	1,767	2,040	1,650	2,038	2,148

Weighted average common shares and dilutive securities outstanding	32,967	34,146	36,774	37,125	38,064

Denominator — Pro Forma (Unaudited)
Weighted average common shares outstanding including Class B Common Stock conversion to Class A Common Stock			35,124		35,871
Effect of common shares issued to redeem Series A Preferred Stock			923		923

Weighted average common shares outstanding including effect of shares issued to redeem the Series A Preferred Stock			36,047		36,794
Effect of Class A restricted Common Stock			—		45
Effect of dilutive securities — employee stock options			1,650		2,148

Weighted average common shares and dilutive securities outstanding			37,697		38,987

          Pro forma unaudited basic and diluted net income per share is computed using the weighted average number of common shares outstanding, including the pro forma effects for the redemption of 1,200 shares of Series A Preferred Stock as if such redemption had occurred prior to January 1, 2004, using the proceeds of the issuance of shares of common stock at $13.00 per share. Pro forma unaudited diluted net income per share is computed using the pro forma weighted average number of shares of common stock and common stock equivalents outstanding.

  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. During the nine months ended September 30, 2005, the Company received notification that product returns previously accrued for as of December 31, 2004 were not going to be returned by a customer. As a result, approximately $500 was recorded as an increase in gross profit for the nine months ended September 30, 2005.

  Fair Value of Financial Instruments

          The carrying amounts shown for the Company's cash, accounts receivable and accounts payable approximate their fair values because of the short term maturity of those instruments. The fair value of the long term debt approximates its carrying value based on the variable nature of interest rates and current market rates available to the Company.

  Guarantees and Indemnifications

          In the ordinary course of business, the Company may enter into service agreements with service providers in which it agrees to indemnify the service provider against certain losses and liabilities arising from the service provider's performance under the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct, or acts in bad faith. The Company was not aware of any liability under such service agreements for the years ended December 31, 2004, 2003, and 2002.

  Accounting for Stock Based Compensation

          The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for stock-based compensation. In accordance with APB 25, the Company does not recognize compensation expense for grants of stock rights to employees with exercise prices equal to or greater than the fair market value of common stock at the date of the grant. Compensation expense associated with grants of stock rights with fair market values in excess of the exercise price are recognized in selling, general and administrative expenses ratably over the vesting period in accordance with Financial Interpretation Number ("FIN") No. 28, "Accounting for Stock Appreciation Rights and

Other Variable Stock Option or Award Plans," ("FIN 28"). For the years ended December 31, 2004, 2003 and 2002, the Company did not recognize any compensation expense associated with grants of stock rights. See Note 14 regarding 2005 stock issuances.

          The Company has not elected the provisions of SFAS No. 123 "Accounting for Stock Based Compensation," ("SFAS 123") as amended by SFAS 148 "Accounting for Stock Based Compensation Transition and Disclosure" ("SFAS 148"). The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock rights granted to employees as compensation is as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Net income, as reported	$2,766	$5,748	$16,322	$10,162	$12,725
Accretion of and cumulative preferred dividends on Series A Preferred Stock	—	475	1,994	1,496	1,796

Net income available to common stockholders	2,766	5,273	14,328	8,666	10,929
Add: amortization of unearned compensation, net of tax	—	—	—	—	156
Deduct: stock-based compensation expense determined under fair value based methods for stock options, net of taxes	(30)	(121)	(154)	(93)	(203)

Pro forma net income	$2,736	$5,152	$14,174	$8,573	$10,882

Net income per share including SFAS 123 compensation expense
As reported
Basic	$0.09	$0.16	$0.41	$0.25	$0.30
Diluted	$0.08	$0.15	$0.39	$0.23	$0.29
Pro Forma for SFAS 123
Basic	$0.09	$0.16	$0.40	$0.24	$0.30
Diluted	$0.08	$0.15	$0.39	$0.23	$0.29

          The weighted average fair value of an option granted during the nine months ended September 30, 2005 and 2004 was $0.58 and $0.32, respectively, and for the years ended December 31, 2004, 2003, and 2002 was $0.32, $0.89 and $0.17, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended December 31,			Nine Months Ended September 30
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Risk-free interest rate	3.49% - 4.73%	2.77% - 3.19%	3.29% - 3.52%	3.29% - 3.52%	3.86% - 4.29%
Expected life	5 years	5 years	5 years	5 years	5 years
Expected volatility	0%	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%	0%

  Recently Issued Accounting Standards

          In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150 "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity," ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 5, 2003 the FASB issued FASB Staff Position No. 150-3, deferring the effective date for the measurement provisions of paragraphs 9 and 10 of SFAS 150, as they apply to mandatorily redeemable non-controlling interests. This deferral is for an indefinite period. The adoption of SFAS 150 and FASB Staff Position No. 150-3 had no effect on the Company's consolidated financial position or results of operations.

          In March 2004, the FASB approved EITF Issue 03-6 "Participating Securities and the Two-Class Method Under SFAS 128" ("EITF 03-6"). EITF 03-6 supersedes the guidance in Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share" and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of APB 25 and SFAS 123. EITF 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. The adoption of EITF 03-6 had no effect on the Company's consolidated financial position or results of operations.

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), which is an amendment of Accounting Research Bulletin ("ARB") No. 43, "Inventory Pricing" ("ARB 43"). ARB 43 provides guidance on allocating certain costs to inventory. SFAS 151 amends ARB 43 to clarify abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and shall be applied prospectively. The adoption of SFAS 151 is not expected to affect the Company's December 31, 2005 consolidated financial position or results of operations.

          During December 2004, the FASB enacted SFAS 123-revised 2004, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123, and supersedes APB 25. SFAS 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company's consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. The Company is required to adopt SFAS 123R during the first quarter of fiscal 2006. The Company is evaluating the requirements under SFAS 123R and expects the adoption to have an impact on the consolidated statements of income and net income available per common share; however it will not have an effect on overall cash flow. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

  Reclassifications

          Certain balances in 2003 and 2002 have been reclassified to conform to the current year presentation.

3.      Inventories

          Inventories consisted of the following:

	December 31,		September 30,
	2003	2004	2005
			(Unaudited)
Finished goods	$19,078	$50,602	$53,523
Raw materials	5,607	1,824	1,474
Work-in-process	945	399	167

Total inventory	25,630	52,825	55,164
Inventory reserve	(3,781)	(4,770)	(4,887)

Total inventory	$21,849	$48,055	$50,277

4.      Property and Equipment

          Property and equipment consisted of the following:

	December 31,		September 30,
	2003	2004	2005
			(Unaudited)
Furniture and fixtures	$2,326	$8,526	$13,397
Office equipment and software	1,763	3,504	6,636
Plant equipment	686	3,082	4,527
Leasehold improvements	565	3,162	4,062
Other	52	52	52

	5,392	18,326	28,674
Accumulated depreciation and amortization	(1,264)	(4,115)	(8,482)

Property and equipment, net	$4,128	$14,211	$20,192

          Depreciation and amortization expense was $4,367, $3,165, $1,024 and $266 for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively.

5.      Debt

  Revolving credit facility

          The Company has access to a revolving credit facility agreement which expires April 2007. Absent any default, the revolving credit facility can be terminated at the Company's sole discretion. The amount available to borrow under the revolving credit facility varies based on ratios related to the Company's eligible inventory and accounts receivable amounts, plus up to $5,000 for short-term needs of up to 90 days, subject to certain limitations. At December 31, 2003 the borrowings under the revolving credit facility were limited to $30,000. In June 2004, the revolving credit facility was amended, and increased to $50,000. With this amendment, deferred financing fees of $50 were capitalized and are being amortized through April 2007. In March 2005 the revolving credit facility agreement was further amended to allow borrowings up to $60,000 through June 30, 2005, at which time the maximum borrowings reverted to $50,000. On September 30, 2005, the revolving credit facility was further amended to increase maximum borrowings to $75,000 (see Note 14). The revolving credit facility is collateralized by substantially all of the Company's assets. As of September 30, 2005, December 31, 2004 and 2003, $23,101, $38,748 and $19,291, respectively, were outstanding under this revolving credit facility. As of September 30, 2005, the Company's availability was $51,570.

          The revolving credit facility carries an interest rate based on the monthly average daily balance outstanding at the Company's choice of either LIBOR plus an applicable margin (varying from 1.75% to 3.00%) or the prime rate announced by JPMorgan Chase Bank plus the applicable margin (varying from -0.75% to 0.50%). The applicable margin is calculated quarterly and varies based on the Company's debt to equity ratio as adjusted for certain reconciling items. The weighted average interest rate on the revolving credit facility for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 was 5.5%, 4.0%, 3.8% and 4.8%, respectively.

          Under the revolving credit facility, the Company is required to maintain prescribed levels of tangible net worth as defined in the agreement. In addition, the revolving credit facility is subject to immediate acceleration if a material adverse change occurs. Without the approval of the holders of the Series A Preferred Stock, the Company is prohibited from incurring additional indebtedness, other than accounts payable in the ordinary course of business, above 2.5 times the Company's earnings before income taxes, depreciation and amortization for the most recently completed four fiscal quarters. As of September 30, 2005, December 31, 2004 and 2003, the Company was in compliance with these covenants.

  Subordinated Debt

          During 2001, the Company entered into a subordinated debt agreement with a lending institution for an aggregate principal balance of $3,000 available through September 30, 2004, maturing on June 30, 2008. Interest only payments were due through June 30, 2004 at 13.5%. Principal payments were not required until June 30, 2008. The outstanding principal balance under this agreement was $3,000 at December 31, 2002.

          During 2002, the Company entered into another $3,000 subordinated debt agreement with the same lending institution. Proceeds of which were used to repay all of the Company's term debt and a $108 tenant improvement loan, bearing interest at 4.0% maturing in April 2006, issued prior to 2000. The outstanding balance of the subordinated loan as of December 31, 2002 was $1,650 and accrued interest at 20.0% per year.

          In September 2003, the Company repaid all principal and interest due under both these subordinated debt agreements with the proceeds from the issuance of Series A Preferred Stock (see Note 9).

          In December 2003, the Company entered into a master loan and security agreement that is subordinate to its revolving credit facility. The lending institution can, at its discretion, make loans to the Company upon request under this facility up to a maximum of $1,250. This facility is collateralized by the equipment, furniture, or fixtures purchased with the funds borrowed. The master loan and security agreement bears interest at 6.97% annually, and principal and interest payments are due monthly. Although the master loan and security agreement itself does not have a fixed term, the payment obligations incurred on borrowings to date run through February, 2006. To date, the Company has borrowed under this facility to finance the acquisition of furniture and fixtures twice. The outstanding principal balances at December 31, 2004 and 2003 were $733 and $795, respectively. Principal and interest payments due for the years ended December 31, 2005 and 2006 are $650 and $100, respectively.

          Interest expense for all debt (including amortization of deferred financing costs of $48, $15, and $11 for the years ended December 31, 2004, 2003 and 2002, respectively) was $2,220, $900, and $310 for the years ended December 31, 2004, 2003 and 2002, respectively. During 2003 and 2002, in connection with the repayment of debt, $99 and $50, respectively, in deferred financing costs were expensed and included in interest expense.

6.      Obligations Under Capital and Operating Lease Agreements

          The Company leases warehouse, office facilities, and certain equipment under non-cancelable operating and capital leases. The leases expire at various dates through 2009, excluding extensions at our option, and certain various provisions for rental adjustments.

          The following is a schedule of future minimum lease payments for capital and non-cancelable operating leases as of December 31, 2004:

	Operating	Capital
2005	$2,502	$3,176
2006	2,401	1,770
2007	1,464	643
2008	1,036	284
2009	263	163

Total future minimum lease payments	$7,666	6,036

Less amount representing interest		(401)

Present value of future minimum capital lease payments		5,635
Less current maturities of obligations under capital leases		(2,947)

Long term lease obligations		$2,688

          Rent expense for the years ended December 31, 2004, 2003 and 2002 was $1,881, $898 and $442, respectively, under the operating lease agreements.

          The following summarizes the Company's assets under capital lease agreements:

	December 31,
	2003	2004
Office equipment	$1,466	$2,542
Furniture and fixtures	512	2,411
Leasehold improvements	187	523
Plant equipment	372	1,792

	2,537	7,268
Accumulated depreciation	(730)	(1,925)

	$1,807	$5,343

          For the years ended December 31, 2004 and 2003, $1,195 and $630, respectively, of depreciation and amortization on assets under capital leases have been included in depreciation expense.

7.      Commitments and Contingencies

          The Company is, from time to time, involved in routine legal matters incidental to their business. Management believes that the ultimate resolution of such proceedings will not have a material adverse effect on the Company's financial position, result of operations or cash flows.

          Certain key executives have entered into employment agreements with the Company that include severance benefits upon involuntary termination or change in ownership of the Company.

8.      Stockholders' Equity

          On September 30, 2003, the Company amended its Articles of Incorporation to establish two classes of common stock and a class of preferred stock. The authorized shares of Class A Common Stock subsequent to the May 3, 2005 stock split (see Note 14) are now 56,376 shares with a par value of $.0003 1/3. All of the existing issued and outstanding shares of common stock on September 30, 2003 were converted into Class A Common Stock. Dividends may be declared on the Class A Common Stock at any time and in such amounts as declared by the Board of Directors subject to the rights of the Series A Preferred Stock then outstanding. As part of the September 30, 2003 amendment the Company authorized 1,208 shares of $.001 par value Class B Common Stock which the Company sold for $7,644 in cash proceeds before transaction costs of $233. The Class B Common Stock is convertible into Class A Common Stock at any time based on a conversion formula of three to one, as amended for the May 3, 2005 stock split. The conversion formula is subject to future adjustments for certain subsequent issuances of Class A Common Stock that are dilutive, stock splits or stock dividends. The outstanding shares of Class B Common Stock will automatically convert upon the consummation of a qualified IPO or upon a change in control as defined in the Company's Articles of Incorporation. The holders of the Class B Common Stock have voting rights equal to the holders of the Class A Common Stock.

          On September 29, 2003, the Board of Directors declared, and on December 31, 2003 the Company paid, a cash dividend of $3,640, which approximated $0.12 per share on the common stock outstanding on that date. On December 31, 2004, the Board of Directors declared a cash dividend of $5,000, which approximated $0.14 per share on Class A Common Stock and $0.42 per share Class B Common Stock outstanding on December 31, 2004. At December 31, 2004, these dividends were included in accrued expenses and were subsequently paid in January 2005.

  Stockholders' Agreements

          In connection with the sale of the Series A Preferred Stock and the Class B Common Stock on September 30, 2003, the Company, each holder of then outstanding Class A Common Stock, and the holders of the Class B Common Stock, entered into a stockholders' agreement. The stockholders' agreement, among other things, prescribes certain limitations on the transfer of stock, grants the Company and the holders of the Class B Common Stock rights of first refusal and co-sale rights with respect to sales of stock, and provides for voting rights with respect to the elections of Board of Directors under certain circumstances. The stockholders' agreement terminates upon an IPO.

          On September 30, 2003, the Company and certain key Class A Common Stock shareholders have also entered into buy-sell agreements that require the Company to repurchase the Class A Common Stock upon the death of the shareholder. The Company must maintain insurance policies to redeem at least a portion of the Class A Common Stock outstanding. Such insurance policies were maintained through December 31, 2004. The buy-sell agreements automatically terminate upon a change-in-control or successful completion of an IPO.

          The Company has determined that equity classification, as opposed to liability classification is appropriate for all shares subject to the buy-sell agreements. The Agreements are not freestanding agreements and the current termination clauses (i.e., change in control and IPO effectiveness) are substantive enough to render the death redemption feature of the agreements, which is generally thought to be a certain event, to be an uncertain event since the contingent events were being considered at the time the agreements were signed. The Company also has determined that permanent equity classification, as opposed to mezzanine presentation is appropriate, in accordance with EITF Topic D-98, "Classification and Measurement of Redeemable Securities," since the shares subject to the repurchase feature are funded through insurance agreements maintained by the Company.

  Stockholders' Notes Receivable

          In 2000, the Board of Directors approved loans to two stockholders for payment of shares of Class A Common Stock issued to them under the Company's stock option plan and are presented within the balance sheet as a component of stockholders' equity. The stockholders' notes are collateralized by the Class A Common Stock and are full recourse to the Company. Interest accrues at 5.5% annually. The principal and interest balance is due on February 1, 2006. The Company has the option of extending the payment dates and/or reducing the required payments.

9.      Mandatorily Redeemable Series A Preferred Stock

          On September 30, 2003, the Company issued 1,200 shares of Series A Preferred Stock for $4,356 in cash proceeds before transaction costs of $133. Holders of the Series A Preferred Stock have limited voting rights and certain protective rights regarding major business decisions of the Company and payment of dividends to common shareholders, pursuant to the terms of the stockholders' agreements described above. Holders of the Series A Preferred Stock also have the ability to appoint one member to the Company's Board of Directors. The holders of the Series A Preferred Stock are entitled to receive cumulative preferential dividends if declared by the Board of Directors at 8% of the stated redemption value of $10 per share compounded annually. The Series A Preferred Stock is redeemable at the option of the holders on the fifth anniversary of its issuance date at a redemption price of $10 per share, plus 125% of accrued but unpaid dividends plus 25% of any previously declared dividends that were not paid within 120 days after the respective year end (the "Redemption Price"). The Series A Preferred Stock is also required to be redeemed at its $10 stated value per share upon the effectiveness of any IPO. The Series A Preferred Stock also carries a liquidation preference equal to its stated Redemption Price and can be redeemed by the Company at any time at the then stated Redemption Price. The amount of the Redemption Price, including issuance costs, are currently being accreted to the value of the Series A Preferred Stock each year until the fifth anniversary of the issue date. The total balance to be accreted to the Redemption Price is approximately $14,800. As of December 31, 2004 and 2003, $1,994 and $475, respectively, has been accreted to the redemption price of the Series A Preferred Stock during the period.

10.    Provision for Income Taxes

  The components of the provision for income taxes consisted of the following:

	Years Ended December 31,
	2003	2004
Current
Federal	$3,724	$10,485
State	185	630

	3,909	11,115

Deferred
Federal	(633)	(2,378)
State	(1,285)	(963)

	(1,918)	(3,341)

Provision for income taxes	$1,991	$7,774

          A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	Years Ended December 31,
	2003	2004
U.S. federal statutory income tax rate	35.0%	35.0%
State taxes, net of federal tax impact	(9.0)	(3.2)
Other	(0.3)	0.5

Effective income tax rate	25.7%	32.3%

          The effective income tax rate increased during 2004 due to a decrease in the amount of eligible state tax credits available for the year as a proportion of net revenues. For the nine months ended September 30, 2005, the Company's effective rate increased to 39.1% as a result of continued decreases in the amount of eligible state tax credits available.

          Deferred tax assets and liabilities consisted of the following:

	December 31,
	2003	2004
Deferred tax asset
State tax credits, net of federal tax impact	$1,146	$1,981
Tax basis inventory adjustment	361	1,413
Inventory obsolescence reserves	1,434	1,822
Allowance for doubtful accounts and discounts	497	1,782
Other	4	944

Total deferred tax assets	3,442	7,942

Deferred tax liability
Depreciation	(625)	(1,784)

Total deferred tax liabilities	(625)	(1,784)

Total net deferred tax assets	$2,817	$6,158

          As of December 31, 2004, the Company has available state tax credits of $3,047 that can be carried forward for five to fourteen year periods.

11.    Segment Data

          Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in accessing performance. The Company operates exclusively in the consumer products industry in which the Company develops, markets, and distributes apparel and accessories. Based on the nature of the financial information that is received by the chief operating decision maker, the Company operates with a single operating and reportable segment.

          Although the Company operates within one reportable segment, it has several different product categories within the segment, for which the revenues attributable to each product category are as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Mens	$45,746	$92,197	$149,909	$99,828	$129,537
Womens	92	10,968	28,659	18,104	36,768
Youth	1,147	8,518	12,705	9,444	13,252
Accessories	2,481	2,072	9,601	5,240	7,358
Licensing income	84	1,664	4,307	2,920	6,835

Total net revenues	$49,550	$115,419	$205,181	$135,536	$193,750

          The table below summarizes product revenues by geographic regions attributed by customer location:

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Revenues
United States	$48,126	$112,052	$198,368	$132,391	$184,617
Other foreign countries	1,424	3,367	6,813	3,145	9,133

Total net revenues	$49,550	$115,419	$205,181	$135,536	$193,750

          For all periods presented, there were no intersegment sales or transfers. During the last three years, substantially all of the Company's long-lived assets were located in the United States.

12.    Retirement Plans

          The Company offers a 401(k) Deferred Compensation and Profit-Sharing plan for the benefit of eligible employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. Beginning January 1, 2005 the Company matched 50% of employee contributions up to a maximum of 6% of the employee's salary. Prior to this date the Company matched 25% of employee contributions up to a maximum of 6% of the employee's salary. The Company's matching expense for the years ended December 31, 2004, 2003 and 2002, was $130, $99 and $32, respectively.

          The 401(k) Deferred Compensation and Profit-Sharing Plan also provides for discretionary profit-sharing and 401(k) contributions as determined by the Company's Board of Directors. Included in other current liabilities at December 31, 2003 is $175 of a Board of Directors approved profit-sharing contribution.

13.    Stock Compensation Plan

          During 2000, the Company implemented the 2000 Stock Incentive Plan, which has periodically been amended to increase underlying shares available under the 2000 Stock Incentive Plan. The Company accounts for the 2000 Stock Incentive Plan under the recognition and measurement provisions of APB No. 25, and related Interpretations. Generally, options and stock grants vest ratably over a two to five year period.

          The following is a summary of the status of the 2000 Stock Incentive Plan at December 31, 2002, 2003, and 2004 and September 30, 2005:

	Options	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2002	2,670	$0.29
Options granted	210	1.87

Outstanding, December 31, 2003	2,880	0.40
Options granted	1,338	2.11
Options exercised	(690)	0.11

Outstanding, December 31, 2004	3,528	1.11
Options granted	1,612	5.23
Options exercised	(1,069)	0.66

Outstanding, September 30, 2005 (unaudited)	4,071	$2.86

Options exercisable at
December 31, 2002	1,474	$0.18
December 31, 2003	1,929	0.25
December 31, 2004	1,689	0.40
September 30, 2005 (unaudited)	995	0.76

          As of September 30, 2005, there were 129 shares reserved for issuance under the 2000 Stock Incentive Plan.

          The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 and September 30, 2005 (unaudited):

	Options Outstanding
				Options Exercisable
			Weighted- Average Remaining Contractual Life (Years)
Range of Exercise Prices	Number of Underlying Shares	Weighted- Average Exercise Price Per Share		Number of Underlying Shares	Weighted- Average Exercise Price Per Share
December 31, 2004
$0.17	1,365	$0.17	6.42	1,185	$0.17
$0.75 - $0.83	615	0.77	7.19	417	0.76
$1.77 - $2.11	1,548	2.08	6.49	87	1.88

	3,528			1,689

September 30, 2005 (Unaudited)
$0.17	728	$0.17	5.67	593	$0.17
$0.75 - $0.83	386	0.76	6.38	232	0.76
$1.77 - $2.11	1,345	2.08	5.74	140	2.04
$2.65 - $10.77	1,612	6.49	4.60	30	6.71

	4,071			995

14.    Subsequent Events (Unaudited)

  Stock Split

          On March 25, 2005, the Board of Directors approved a 3-for-1 stock split for its authorized, issued, and outstanding shares of Class A Common Stock, with an effective date of May 3, 2005. All Class A Common Stock shares presented in the consolidated financial statements and the notes to the consolidated financial statements have been restated to properly reflect the May 3, 2005 stock split.

  Stock and Stock Options

          On February 2, 2005 and on August 18, 2005, the Board of Directors authorized amendments to the 2000 Stock Incentive Plan to allow for the issuance of restricted Class A Common Stock and to authorize, in each case, an additional 500 underlying shares to be available under the 2000 Stock Incentive Plan.

          On March 25, 2005 and May 17, 2005 the Company issued 525 and 559 nonqualified stock options, respectively, to employees with exercise prices of $2.65. The fair market value of Class A Common Stock was $3.53 on these grant dates. As a result, the Company recorded unearned compensation of $954. Compensation expense is being recognized based on the vesting provisions of each grantee's stock option agreement, generally four years.

          Additionally, the Company issued 513 stock options on August 18, 2005, and granted 70 shares of Class A Common Stock, of which 56 shares were restricted on September 30, 2005. The stock options have an exercise price equal to the fair market value of the Class A Common Stock at the date of grant and therefore resulted in no unearned compensation. The options generally vest over the next four to five years. The Class A Common Stock grants resulted in unearned compensation of $596 based on the fair market value of the shares at the date of grant. The unearned compensation will be amortized over five years, the vesting period of the restricted Class A Common Stock.

          On November 3, 2005, the Board of Directors approved the 2005 Omnibus Long-Term Incentive Plan. The 2005 Omnibus Long-Term Incentive Plan allows for the issuance of stock based compensation awards to employees and non-employees. There are 3,000 shares reserved for future issuance under the plan.

          On November 17, 2005, the Board of Directors approved the grant of 172.0 options to employees and 45.0 stock options to non-employees upon the pricing of the IPO. The Class A Common Stock option grant to non-employees will result in compensation expense of $286.9.

  Employee Founders Grant

          On August 26, 2005, the Company announced that all employees as of April 30, 2005 still employed upon the IPO becoming effective, would receive 100 shares of restricted Class A Common Stock, subject to a two year vesting period. The Company will record unearned compensation of approximately $520 upon the effectiveness of the IPO, which will be recognized over the vesting period.

  Board Compensation

          On March 25, 2005, the Board of Directors approved a compensation package for Board Members. Each year 3.0 restricted shares of Class A Common Stock will be granted to each non-employee director and an additional 3.0 restricted shares of Class A Common Stock will be granted to the chairmen of the audit, compensation and nominating and corporate governance committees. In addition, each Board Member upon joining the Board is afforded the opportunity to purchase up to $100 of restricted shares of Class A Common Stock. All restricted shares of Class A Common Stock issued under the Board compensation package are restricted for a two year period. If a Board Member leaves the Board of Directors for any reason during the restriction period, the restricted Class A Common Stock granted will be forfeited and the Company has the option to repurchase the Class A Common Stock purchased at the initial purchase price. The repurchase option effectively serves as a forfeiture provision. Upon completion of the two year service period, the repurchase feature terminates. As a result of this vesting provision, the Company will recognize the unearned compensation associated with these restricted shares over a two year period.

          Through September 30, 2005 the Board of Directors approved a grant of 27.0 shares of restricted Class A Common Stock to members of the Company's Board of Directors and an additional 131.1 shares of restricted Class A Common Stock were purchased by members of its Board of Directors.

          On November 3, 2005, the Company granted an additional 3.0 shares of restricted Class A Common Stock to a member of its Board of Directors.

          The restricted Class A Common Stock granted to Board Members is recorded in accordance with APB 25 and other related interpretations at the then stated fair market value as a component of stockholders equity as unearned compensation. Because these shares are restricted, the shares are not included in the basic earnings per share calculation, but are included in the dilutive earnings per share calculation in accordance with SFAS 128.

          At September 30, 2005, 214.1 restricted shares of Class A Common Stock were outstanding. For the nine months ended September 30, 2005, the Company recorded $239 in unearned compensation to the Board of Directors.

  Stockholders' Notes Receivable

          On April 27, 2005, the Board of Directors approved loans to select employees to enable these employees to exercise vested options and are presented within the balance sheet as a component of stockholders' equity. The stockholders' notes receivable are collateralized by the shares of Class A Common Stock and are full recourse to the Company. These stockholders' notes accrue interest at 7.7%, determined as fair market value on the exercise date pursuant to the original terms of the option agreement, and have a five year term at which time both principal and interest are due.

  Commitments and Contingencies

          In June 2005, the Company entered into an agreement with a vendor whose Chief Executive Officer is a director of the Company to license a new software system to support our growth. The Company has also signed an agreement with a consulting firm as implementation partner of the system which began in July 2005. The Company is committed to spend approximately $3,300 during the initial phase of the software implementation project. The system is expected to be utilized by the second half of 2006.

          In March 2005, the Company entered into a new term debt agreement to finance the acquisition of up to $17,000 of qualifying furniture and fixtures. This agreement is collateralized by these assets. Through September 30, 2005 the Company has financed $4,690 of furniture and fixtures under this agreement. Interest on outstanding borrowings accrues at 5.62%. The outstanding principal balance at September 30, 2005 was $4,052. Principal payments due for the years ended December 31, 2005, 2006, 2007, 2008, 2009 and 2010 are $356, $1,474, $1,559, $527, $95 and $41, respectively.

          On September 30, 2005 the Company entered into an amended and restated revolving credit facility agreement with Commercial Services, Inc. Group, as agent for itself and other lenders. The facility is comprised of a committed revolving credit facility (the "Revolving Facility Portion") of up to $75.0 million (based on the current value of our accounts receivable and inventory) and a

$25.0 million term facility (the "Term Facility Portion"). The 2005 facility will be collateralized by substantially all of the assets of the Company, including its trademarks and other intellectual property.

          The Company is required to repay all amounts outstanding under the Term Facility Portion with the proceeds of an IPO. The Company anticipates that it will write off $230 of deferred financing costs upon the repayment of the Term Facility Portion. The Company would otherwise be required to repay the principal and interest in quarterly installments based on a seven year amortization beginning March 31, 2006 with all remaining amounts as of March 31, 2009 due and payable in full. The amended and restated facility defines the Term Facility Portion interest rate to be the Base Rate (as defined in the facility) plus 3%, or LIBOR (as defined in the facility) plus 5.5%, at the Company's option. Upon payment and termination of the Term Facility Portion, intellectual property will be released as a component of the collateral.

          The Company has the option to increase the size of the Revolving Facility Portion to $100.0 million if certain conditions are satisfied including the compliance with certain financial covenants. The Revolving Facility Portion must be repaid in full in 2010. The Revolving Facility Portion bears interest, based on the Base Rate plus the Applicable Margin (as defined in the facility) or LIBOR plus the Applicable Margin at the Company's option.

  Filing of S-1

          On August 26, 2005, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission and announced its intentions to go public.

  Employee Stock Purchase Plan

          On November 3, 2005, the Board of Directors approved the Employee Stock Purchase Plan. The Employee Stock Purchase Plan allows for the purchase of common stock by all eligible employees (based on the Employee Stock Purchase Plan guidelines) not to exceed an annual limit. There are 1,000 shares reserved for future issuance under the Employee Stock Purchase Plan.

  Charter Amendment Authorizing Issuance of Class B Common Stock

          On November 3, 2005, the Board of Directors approved the amendment and restatement of its Charter to amend the total number of shares of capital stock that the Company has authority to issue to 116,200 shares, of which 100,000 shares are designated as Class A Common Stock and 16,200 shares are designated as Class B Common Stock. The Employee Stock Purchase Plan will be subject to SFAS 123R when the standard is adopted by the Company on January 1, 2006. The Company is currently evaluating the requirements under SFAS 123R and the impact of its adoption on the Employee Stock Purchase Plan.

  Deferred Compensation Plan

          On November 3, 2005, the Board of Directors adopted the Deferred Compensation Plan for Key Employees. The Deferred Compensation Plan for Key Employees allows for a select group of management or highly compensated employees, as requested by the employee and approved by the Compensation Committee, to make an annual base salary and/or bonus deferral for that specific year. The employee shall be vested in all amounts credited to his or her account as of the date such amounts are credited to such employee's account.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including December 12, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

12,124,000 Shares

Under Armour, Inc.

Class A Common Stock

Goldman, Sachs & Co.
CIBC World Markets
Wachovia Securities
Piper Jaffray
Thomas Weisel Partners LLC

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Under Armour, Inc. Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2005 (In thousands)
Under Armour, Inc. Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2004 (In thousands)
Under Armour, Inc. Unaudited Pro Forma Consolidated Statement of Income for the nine months ended September 30, 2005 (In thousands)
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Under Armour, Inc. and Subsidiaries INDEX TO FINANCIAL STATEMENTS
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Under Armour, Inc. and Subsidiaries Consolidated Balance Sheets (in thousands, except share data)
Under Armour, Inc. and Subsidiaries Consolidated Statements of Income (in thousands, except per share amounts)
Under Armour, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income (in thousands)
Under Armour, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in thousands)
Under Armour, Inc. and Subsidiaries Notes to the Consolidated Financial Statements Interim information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited. (amounts in thousands, except per share amounts)